







2022 ANNUAL REPORT

LETTER FROM THE FORMER CEO



> " *We are optimistic about our strategy and our demonstrated track record of improving the quality of our portfolio and market exposure through acquisition and disposition activities.* "

Fellow Shareholders:

In 2022 we saw the continued resiliency of the multifamily business, particularly our portfolio, during a time of economic volatility. Our portfolio is well positioned across the Midwest and Mountain West, with communities located in high-demand areas that saw accelerating multifamily fundamentals during the year – job and population growth, increasing cost of single-family homes, and reasonable supply of new housing. We are optimistic about our strategy and our demonstrated track record of improving the quality of our portfolio and market exposure through acquisition and disposition activities. During 2022, we integrated five new communities into our portfolio consisting of 215 homes in the Denver market and 397 homes in the Minneapolis market.

Our financial performance during 2022 was strong; we realized 9% growth in our same store net operating income driven by a 10% year-over-year increase in revenue. The growth translated into an increase of 11% in Core Funds from Operations (Core FFO), our core earnings metric, creating an excellent foundation to absorb the pressures of inflation we experienced in the areas of utilities, wages, services, and materials. Our balance sheet remains in excellent shape, with an average debt maturity of 5.76 years and a weighted average interest rate of 3.62% as of December 31, 2022. Our teams' focus on our mission, which is to become the premier provider of apartment homes in vibrant communities by focusing on integrity and serving others, is the base of our operational platform; this helps us





Average Rent Per Unit grew
from $1,314 to $1,438



10.0% Increase in Same-Store
Revenue over 2021



drive results across the organization and become an employer of choice in our industry. In June, we were awarded the National Apartment Association's inaugural Leading Organization in Diversity, Equity, and Inclusion award, an honor that demonstrates our commitment to culture and the well-being of our team members.

As I was about to begin my seventh year as CEO, I made the determination that it was an appropriate time for a leadership transition. I am heading into my next adventure with confidence that our key constituents – residents, team, shareholders, partners, and vendors – will be well taken care of. Anne Olson assumed the role of CEO on March 31, 2023, after serving as our COO for the past five years. The Company is in an excellent spot. I know that Anne will lead our teams in our constant quest for improvement with the same passion, dedication, and thoughtfulness they have demonstrated in the past. The work of living our mantra, "Better Every Days" will continue, and I am excited to see what the future brings for our portfolio, team, and shareholders.

I am grateful for the opportunity I had to lead this organization and am optimistic for the future of Centerspace. Thank you for your investment in us.

My best,

Mark O. Decker, Jr.
Trustee and Former CEO



THANKING MICHAEL DANCE

This May, Michael Dance will retire from his position on the Centerspace Board of Trustees. Michael has served as a Trustee of the Company since April 19, 2016, and his vast financial experience with publicly traded REITs was instrumental in the transformation of the Company into a focused multifamily operator. During his tenure, Michael made significant contributions to enhance Centerspace's financial flexibility and operations platform. We are appreciative of his many contributions and wish him the best in his future endeavors.

CENTERSPACE'S COMMITMENT TO ESG

At Centerspace, we are committed to Better Every Days by providing a great home for our residents, team members, and investors. Our way forward to make each day brighter is understanding our impact as a company and how we can enhance the lives of those we touch. Our business is to build healthy, equitable, sustainable, and vibrant communities through actions that serve our residents and teams.

We look to the future and embrace change, knowing that the opportunities that arise as we grow together will help set the stage for long-term success in improving our social and environmental impacts and the policies that guide our business. Our commitment starts with the wellbeing of our residents, team members, and communities that we serve. We also strive to monitor our use of natural resources to enhance corporate stewardship, as we know continuous improvement is only possible when we back up our actions with robust and consistent measurements of progress. Finally, we aim to continue our long tradition of strong governance in our efforts to do the right thing, make positive contributions, and serve others with integrity.

ESG STRATEGY

- We published our third annual ESG report, including references to the Global Reporting Initiative for the first time.

- We completed our initial GRESB submission. GRESB (formerly known as the Global Real Estate Sustainability Benchmark) is a real estate ESG benchmarking disclosure that rates our ESG performance against our peers.

- We conducted our first annual resident engagement survey to assess resident satisfaction with community features and amenities, communication and activities, and our commitment to sustainability.

- We developed team member ESG training supplemented by monthly newsletter articles to heighten awareness of ESG efforts.

ENVIRONMENTAL

- We calculated and developed baseline metrics for energy and water usage.

- We developed an ESG procurement policy outlining our commitment to sustainable procurement.

- We created resident education resources on water and energy conservation.

- We renovated 945 apartment homes within our portfolio. During our renovations, we work to conserve water, reduce energy usage and implement environmentally friendly alternatives when able, including installation of ENERGY STAR appliances, LED lighting, low-VOC paint, Cradle To Cradle® flooring, and pollinator-friendly plants.

SOCIAL

- We donated $80,000 in total contributions to more than 35 organizations in 2022. In addition, our team members donated more than 1,675 volunteer hours to assist the charities of their choice, a 349% increase over the previous year.

GOVERNANCE

- We maintain a Supermajority Independent Board with 87.5% of our board members being independent.

- We were once again placed on the prestigious Honor Roll for the Minnesota Census of Women in Corporate Leadership compiled by St. Catherine University with 62.5% female senior leadership.


Regency Park Clubhouse Renovation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-35624

CENTERSPACE

(Exact name of Registrant as specified in its charter)

North Dakota	**45-0311232**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

3100 10th Street SW	**Post Office Box 1988**	
Minot	**ND**	**58702-1988**
(Address of principal executive offices)		*(Zip code)*

701-837-4738
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest, no par value	CSR	New York Stock Exchange
Series C Cumulative Redeemable Preferred Shares	CSR-PRC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   ☐ Yes ☑ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes ☐ No

Indicate by checkmark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).   ☑ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes ☑ No

The aggregate market value of the Registrant's outstanding common shares of beneficial interest held by non-affiliates of the Registrant as of June 30, 2022 was 1,244,106,497 based on the last reported sale price on the New York Stock Exchange on June 30, 2022. For purposes of this calculation, the Registrant has assumed that its trustees and executive officers are affiliates.

The number of common shares of beneficial interest outstanding as of February 14, 2023, was 15,026,314.

References in this Report to the "Company," "Centerspace," "we," "us," or "our" include consolidated subsidiaries, unless the context indicates otherwise.

Documents Incorporated by Reference: Portions of Centerspace's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders will be incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) hereof.

CENTERSPACE
INDEX

Special Note Regarding Forward-Looking Statements

Certain statements included in this Report and the documents incorporated into this document by reference are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include statements about our plans and objectives, including our future financial condition, anticipated capital expenditures, anticipated distributions, and our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long-term growth. Forward-looking statements are typically identified by the use of terms such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "assumes," "may," "projects," "outlook," "future," and variations of those words and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties, and other factors, that may cause the actual results, performance, or achievements to be materially different from the results of operations, financial conditions, or plans expressed or implied by the forward-looking statements. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. Any statements contained herein that are not statements of historical fact should be deemed forward-looking statements. As a result, reliance should not be placed on these forward-looking statements, as these statements are subject to known and unknown risks, uncertainties, and other factors beyond our control and could differ materially from our actual results and performance.

The following factors, among others, including without limitation the risk factors set forth in Item 1A, Risk Factors, could cause our future results to differ materially from those expressed in the forward-looking statements:

- deteriorating economic conditions and rising unemployment rates, energy costs, and inflation, in the markets where we own apartment communities or in which we may invest in the future;
- rental conditions in our markets, including occupancy levels and rental rates, our potential inability to renew residents or obtain new residents upon expiration of existing leases, changes in tax and housing laws, including rent control laws, or other factors;
- timely access to materials required to renovate and maintain apartment communities;
- adverse changes in our markets, including future demand for apartment homes in our markets, barriers of entry into new markets, limitations on our ability to increase rental rates, our ability to identify and consummate attractive acquisitions and dispositions on favorable terms, our ability to reinvest sales proceeds successfully, and our inability to accommodate any significant decline in market value of real estate serving as collateral for our mortgage obligations;
- the COVID-19 pandemic and its ongoing effects on our employees, residents, and commercial tenants, third party vendors and suppliers, and apartment communities, as well as our cash flow, business, financial condition, and results of operations;
- the impact of the Russian invasion of Ukraine, including sanctions imposed on Russia by the U.S. and other countries, on inflation, trade, and general economic conditions;
- reliance on a single asset class (multifamily) and certain geographic areas (Midwest and Mountain West regions) of the U.S.;
- inability to expand our operations into new or existing markets successfully;
- failure of new acquisitions to achieve anticipated results or be efficiently integrated;
- inability to complete lease-up of our projects on schedule and on budget;
- inability to sell our non-core properties on terms that are acceptable;
- failure to reinvest proceeds from sales of properties into tax-deferred exchanges, which could necessitate special dividend and tax protection payments;
- inability to fund capital expenditures out of cash flow;
- inability to pay, or need to reduce, dividends on our common shares;
- inability to raise additional equity capital;
- financing risks, including our potential inability to meet existing covenants in our existing credit facilities or to obtain new debt or equity financing on favorable terms, or at all;
- level and volatility of interest or capitalization rates or capital market conditions;
- loss contingencies and the availability and cost of casualty insurance for losses;
- uninsured losses due to insurance deductibles, uninsured claims or casualties or losses in excess of applicable coverage;

- inability to continue to satisfy complex tax rules in order to maintain our status as a REIT for federal income tax purposes, inability of the Operating Partnership to satisfy the rules to maintain its status as a partnership for tax purposes, and the risk of changes in laws affecting REITs;
- inability to attract and retain qualified personnel;
- cyber liability or potential liability for breaches of our privacy or information security systems;
- inability to address catastrophic weather, natural events, and climate change;
- inability to comply with laws and regulations applicable to our business and any related investigations or litigation; and
- other risks identified in this Report, in our other SEC reports, or in other documents that we publicly disseminate.

Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" in Item 1A of this Report and the other documents we file from time to time with the Securities and Exchange Commission ("SEC").

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this Report should not be construed as exhaustive.


PART I


Item 1. Business


OVERVIEW


Centerspace ("we," "us," "our," "Centerspace," or the "Company"), formerly known as Investors Real Estate Trust, is a real estate investment trust ("REIT") organized under the laws of North Dakota, that is focused on the ownership, management, acquisition, development, and redevelopment of apartment communities. Our current emphasis is on making operational enhancements that will improve our residents' experience, redeveloping some of our existing apartment communities to meet current market demands, and acquiring new apartment communities in large, attractive markets, including the Minneapolis/St. Paul and Denver metropolitan areas.

We focus on investing in markets characterized by stable and growing economic conditions, strong employment, and an attractive quality of life that we believe, in combination, lead to higher demand for our apartment homes and retention of our residents. As of December 31, 2022, we owned interests in 84 apartment communities, containing 15,065 homes and having a total real estate investment amount, net of accumulated depreciation, of $2.0 billion. Our corporate headquarters is located in Minot, North Dakota. We also have a corporate office in Minneapolis, Minnesota.

Website and Available Information

Our internet address is www.centerspacehomes.com. We make available, free of charge, through the "SEC filings" tab under the Investors section of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Transition Report on Form 10-KT, and amendments to such reports, and proxy statements for our Annual Meetings of Shareholders, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such reports are filed with or furnished to the SEC. These reports are also available at www.sec.gov. We also make press releases, investor presentations, and certain supplemental information available on our website. Current copies of our Code of Conduct; Code of Ethics for Senior Financial Officers; and Charters for the Audit, Compensation, and Nominating and Governance Committees of our Board of Trustees are also available on our website under the "Corporate Governance" tab under the Investors section of our website. Copies of these documents are also available free of charge to shareholders upon request addressed to the Secretary at Centerspace, P.O. Box 1988, Minot, North Dakota 58702-1988. Information on our website does not constitute part of this Report.


STRUCTURE


We were organized under the laws of North Dakota on July 31, 1970, and have operated as a REIT under Sections 856-858 of the Internal Revenue Code of 1986, as amended (the "Code"), since our formation. On February 1, 1997, we were restructured as an Umbrella Partnership Real Estate Investment Trust ("UPREIT"), and we conduct our daily business operations primarily through our operating partnership, Centerspace, LP, formerly known as IRET Properties (the "Operating Partnership"). The sole general partner of Centerspace, LP is Centerspace, Inc., formerly known as IRET, Inc., a North Dakota corporation and our wholly owned subsidiary. All of our assets and liabilities have been contributed to Centerspace, LP, through Centerspace, Inc., in exchange for the sole general partnership interest in Centerspace, LP. Centerspace, LP holds substantially all of the assets of the Company. Centerspace, LP conducts the operations of the business and is structured as a partnership with no publicly traded equity. Contributions of properties to the Company can be structured as tax-deferred transactions through the issuance of limited partnership units ("Units"), which is one of the reasons the Company is structured in this manner. As of December 31, 2022, Centerspace, Inc. owned an 82.9% interest in Centerspace, LP. The remaining interest in Centerspace, LP is held by individual limited partners.

BUSINESS STRATEGIES

Our business is focused on our mission - to provide a great home - for our residents, our team members and our investors. We fulfill this mission by providing renters well-located options in various price ranges. While fulfilling our mission, we seek consistent earnings growth through exceptional operations, disciplined capital allocation, and market knowledge and efficiencies. Our operations and investment strategies are the foundation for fulfilling our mission and furthering our vision of being a premier provider of apartment homes in vibrant communities by focusing on integrity and serving others.

Operations Strategy

We manage our apartment communities with a focus on providing an exceptional resident experience and maximizing our property financial results. Our initiatives to optimize our operations include:

- Providing an exceptional customer experience to enhance resident satisfaction and retention;

- Attracting, developing, and retaining diverse talent to enable a culture of engagement;

- Scaling our business to enhance efficiencies;

- Leveraging technology and systems; and

- Demonstrating an organizational commitment to Environmental, Social, and Governance ("ESG") initiatives.

Investment Strategy

Our business objective under our current strategic plan is to employ an investment strategy that encompasses:

- Seeking opportunities to increase distributable cash flow;

- Managing our balance sheet to maintain flexibility and enhance growth opportunities; and

- Investing in high-quality and efficient rental communities.

FINANCING AND DISTRIBUTIONS

To fund our investment and capital activities, we rely on a combination of issuance of common shares, preferred shares, Units in exchange for property, and borrowed funds. We regularly issue dividends to our shareholders. Each of these is described below.

At-the-Market Offering Program

We have an equity distribution agreement in connection with a new at-the-market offering program (the "2021 ATM Program"). Under the 2021 ATM Program, we may offer and sell common shares having an aggregate sales price of up to $250.0 million, in amounts and at times determined by management. Under the 2021 ATM Program, we may enter into separate forward sale agreements. The proceeds from the sale of common shares under the 2021 ATM Program may be used for general corporate purposes, including the funding of future acquisitions, construction and mezzanine loans, community renovations, and the servicing of indebtedness. During the year ended December 31, 2022, we issued 321,000 common shares under the 2021 ATM Program at an average price of $98.89 per share, net of commissions. Total consideration, net of commissions and issuance costs, was approximately $31.4 million. As of December 31, 2022, we had common shares having an aggregate offering price of up to $126.6 million remaining available under the 2021 ATM Program.

Issuance of Senior Securities

On October 2, 2017, we issued 4.1 million shares of 6.625% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (the "Series C preferred shares"). As of December 31, 2022, 3.9 million shares remained outstanding. Depending on future interest rates and market conditions, we may issue additional preferred shares or other senior securities which would have a dividend and liquidation preference over our common shares. The Series C preferred shares are redeemable, at our option.

Bank Financing and Other Debt

As of December 31, 2022, we owned 53 apartment communities that were not encumbered by mortgages and which were available to provide credit support for our unsecured borrowings. Our primary unsecured credit facility ("unsecured credit facility") is a revolving, multi-bank line of credit, with Bank of Montreal serving as administrative agent. Our line of credit has total commitments and borrowing capacity of up to $250.0 million, based on the value of unencumbered properties. As of December 31, 2022, the additional borrowing availability was $136.5 million beyond the $113.5 million drawn, priced at an interest rate of 4.12%. This credit facility was amended on September 30, 2021 to extend the maturity date to September 2025 and provide for an accordion option to increase borrowing capacity up to $400.0 million.

We also have a $6.0 million operating line of credit with Wells Fargo Bank, N.A., which is designed to enhance treasury management activities and more effectively manage cash balances.

In January 2021, we amended and expanded our private shelf agreement with PGIM, Inc., an affiliate of Prudential Financial, Inc., and certain affiliates of PGIM, Inc. (collectively, "PGIM") to increase the aggregate amount available for the issuance of unsecured senior promissory notes ("unsecured senior notes") to $225.0 million. We also issued $50.0 million of unsecured senior notes in connection with the amendment. Under this agreement, we issued $200.0 million unsecured senior notes with $25.0 million remaining available as of December 31, 2022. In September 2021, we entered into a note purchase agreement for the issuance of $125.0 million senior unsecured promissory notes, of which $25.0 million was under the private shelf agreement with PGIM. The following table shows the notes issued under both agreements.

		(in thousands)		
		Amount	**Maturity Date**	**Fixed Interest Rate**
Series A	$	75,000	September 13, 2029	3.84 %
Series B	$	50,000	September 30, 2028	3.69 %
Series C	$	50,000	June 6, 2030	2.70 %
Series 2021-A	$	35,000	September 17, 2030	2.50 %
Series 2021-B	$	50,000	September 17, 2031	2.62 %
Series 2021-C	$	25,000	September 17, 2032	2.68 %
Series 2021-D	$	15,000	September 17, 2034	2.78 %

In November 2022, we entered into a $100.0 million term loan agreement ("Term Loan") with PNC Bank, National Association serving as administrative agent. The interest rate on the Term Loan is based on SOFR, plus a margin that ranges from 120 to 175 basis points based on our consolidated leverage ratio. The Term Loan has a 364-day term but may be extended, at our option and subject to certain conditions, for one additional 364-day term.

We have a $198.9 million Fannie Mae Credit Facility Agreement ("FMCF"). The FMCF is currently secured by mortgages on 16 apartment communities. The notes are interest-only, have varying maturity dates of 7, 10, and 12 years, at a blended weighted average, fixed interest rate of 2.78%. As of December 31, 2022, the FMCF had a balance of $198.9 million.

As of December 31, 2022, we owned 15 apartment communities that served as collateral for mortgage loans, in addition to the apartment communities secured by the FMCF. All of these mortgages payable were non-recourse to us other than for standard carve-out obligations.

As of December 31, 2022, our ratio of total indebtedness to total gross real estate investments was 39.9%.

Issuance of Securities in Exchange for Property

Our organizational structure allows us to issue shares and Units of Centerspace, LP in exchange for real estate. The Units generally are redeemable, at our option, for cash or common shares on a one-for-one basis. Generally, Units receive the same per unit cash distributions as the per share dividends paid on common shares.

Our Declaration of Trust, as amended (our "Declaration of Trust"), does not contain any restrictions on our ability to offer limited partnership units of Centerspace, LP in exchange for property. As a result, any decision to do so is vested solely in our Board of Trustees.

In January 2022, we issued 209,000 Units as partial consideration for the acquisition of three apartment communities located in Minneapolis, Minnesota.

On September 1, 2021, we issued 1.8 million Series E preferred units with a par value of $100 per Series E preferred unit as partial consideration for the acquisition of 17 apartment communities. The Series E preferred unit holders receive a preferred distribution at the rate of 3.875% per year. Each Series E preferred unit is convertible, at the holder's option, into 1.2048 Units. The Series E preferred units have an aggregate liquidation preference of $175.8 million. The holders of Series E preferred units do not have voting rights.

Distributions to Shareholders

The Code requires a REIT to distribute 90% of its net taxable income, excluding net capital gains, to its shareholders, and a separate requirement to distribute 100% net capital gains or pay a corporate level tax in lieu thereof. We have distributed, and intend to continue to distribute, enough of our taxable income to satisfy these requirements. Our general practice has been to target cash distributions to our common shareholders and the holders of limited partnership units of approximately 65% to 90% of our funds from operations and to use the remaining funds for capital improvements or the reduction of debt. Distributions to our common shareholders and unitholders in the years ended December 31, 2022 and 2021 totaled approximately 68% and 80%, respectively, on a per share and unit basis of our funds from operations.

For additional information on our sources of liquidity and funds from operations, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HUMAN CAPITAL

We strive to be a great place to work and offer an exceptional experience through competitive pay, benefits, and training programs to our employees, who we refer to as team members. Our objective is to attract, develop, retain, and reward individuals with the talent and skills to help support our business objectives and make our communities home for our residents. Our total rewards program includes competitive compensation, paid leave, paid holidays, volunteer time, health and dental benefits, discounted rental rates on our apartments, employee assistance program, life insurance, 401(k) plan, and more. As of December 31, 2022, we had 471 employees (421 full-time and 50 part-time) across multiple states.

Compensation and benefits. Our total rewards program includes competitive compensation, a robust benefits program including; paid leave, paid holidays, volunteer time, health and dental benefits, discounted rental rates on our apartments, employee assistance program, life insurance, 401(k) plan, tuition reimbursement and more. We take great pride in our pay for performance strategy where team members are aligned with overall company performance as well as specific performance metrics based on roles. Our annual performance management process invites team members to complete a self-review along with their manager's assessment. The results of these assessments are a component of the merit increase and pay for performance strategy. As of December 31, 2022, the average tenure of our team members is 3.88 years.

As part of our ESG initiatives, we publish an annual ESG report detailing our efforts related to furthering our mission - through providing corporate sponsorship in the communities which we serve, offering paid time off for team members to volunteer, training and compensation programs. During the year ended December 31, 2022, 1,676 volunteer hours were completed by team members.

Training and development. Training is important, and we facilitate that through a learning management system which allows us to provide custom training as well as utilize a library of multifamily focused courses specializing in customer service, sales, leadership, diversity, fair housing, safety, and cyber security. As of December 31, 2022, we had 113 custom courses on our learning management system and over 23,000 training courses were completed by team members.

Team member engagement. We conduct a team member engagement survey annually, where we encourage all team members to provide feedback on our performance. The survey and others conducted throughout the year allows team members to provide feedback anonymously. The results are discussed and presented within functional teams and company-wide.

Diversity, Equity, & Inclusion. We are committed to create a culture that is inclusive, equitable, and diverse by fostering an environment where every great idea can be heard and everybody belongs. We are committed to becoming a better reflection of the world we live in and the communities we serve. We strive to develop enduring change by recognizing talent with different backgrounds and experiences with shared goals, and by nurturing an environment where every team member can bring their whole selves to work. It is through an active focus on policies, procedures, and best practices along with increased awareness and education. As of December 31, 2022, 76.6% of our team members self-identified as white, 7.4% as Hispanic or Latino, 5.9% as Black or African American, and 7.0% other ethnicities. As of December 31, 2022, 52.0% of our total team members, 54.0% of our senior management, and 33.3% of our Board of Trustees self-identified as female.

INSURANCE

We purchase general liability and property insurance coverage for each of our properties. We also purchase limited terrorism, environmental, and flood insurance as well as other types of insurance coverage related to a variety of risks and exposures.

There are certain types of losses that may not be covered or could exceed coverage limits. Due to changing market conditions, our insurance policies are also subject to increasing deductibles and coverage limits. Based on market conditions, we may change or potentially eliminate insurance coverages or face higher deductibles or other costs. Although we believe that we have adequate insurance coverage on our properties, we may incur losses, which could be material, due to uninsured risks, deductibles and/or losses in excess of coverage limits, any of which could have a material adverse effect on our business. See Item 1A. Risk Factors - "*Our current or future insurance may not protect us against possible losses.*"

COMPETITION

There are numerous housing alternatives that compete with our apartment communities in attracting residents. Our apartment communities compete directly with other apartment communities, condominiums, and single-family homes in the areas in which our properties are located. If the demand for our apartment communities is reduced or competitors develop or acquire competing housing, rental and occupancy rates may decrease, which could have a material adverse effect on our business. Additionally, we compete with other real estate investors, including REITs, to acquire properties. This competition affects our ability to acquire properties we want to add to our portfolio and the cost of those acquisitions. See Item 1A. Risk Factors - "*Competition may negatively impact our earnings.*"

GOVERNMENT REGULATION

See the discussion under the caption "*Risks Related to Our Properties and Operations -- We may be responsible for potential liabilities under environmental laws*" in Item 1A, Risk Factors, for information concerning the potential effects of environmental matters on our business, "*Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies*" in Item 1A, Risk Factors, for information concerning the potential effects of compliance with disabled persons and other safety regulations on our business, "*Changes in federal or state laws and regulations relating to climate change could result in increased costs to our business, including capital expenditures to improve the energy efficiency of our existing communities or new development communities without a corresponding increase in revenue*" in Item 1A, Risk Factors, for information concerning the potential effects of climate change regulation on our business, "*Complying with zoning and permitting law may affect our acquisition, redevelopment, and development costs*" in Item 1A. Risk Factors, for information concerning the potential costs associated with zoning and permitting regulations, "*The ongoing pandemic of COVID-19 and the potential future outbreak of other highly infectious or contagious diseases may materially and adversely impact and disrupt our business, income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service our debt obligations, and our ability to pay dividends and other distributions to our equityholders*" in Item 1A Risk Factors, for information concerning the potential effects of regulations related to the COVID-19 pandemic, and "*Multifamily residential properties may be subject to rent stabilization regulations, now or in the future, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by residents that their rents exceed such specified maximum amounts*" in Item 1A. Risk Factors for information concerning potential rent control regulations.

Item 1A. Risk Factors

We face certain risks related to our ownership of apartment communities and operation of our business. Set forth below are the risks that we believe are material to our shareholders and unitholders. You should carefully consider the following risks in evaluating our properties, business, and operations. Our business, financial condition, cash flows, results of operations, value of our real estate assets and/or the value of an investment in our stock or units are subject to various risks and uncertainties, including those set forth below, any of which could cause our actual operating results to vary materially from our recent results or from our anticipated future results.

Risks Related to Our Properties and Operations

Inflation and price volatility in the global economy could negatively impact our business and results of operations. General inflation in the United States has risen to levels not experienced in recent decades, including rising energy prices, prices for consumer goods, interest rates, wages, and currency volatility. These increases and any fiscal or other policy interventions by the U.S. government in reaction to such events could negatively impact our business by increasing our operating costs and our borrowing costs as well as decreasing the capital available to our residents and prospective residents who wish to rent in our communities. Although we believe that we could increase rent to combat inflation, the cost to operate and maintain communities could increase faster or at a rate greater than our ability to increase rents, which could adversely affect our results of operations. We may also be limited by law in our ability to increase rents. See *"Multifamily residential properties may be subject to rent stabilization regulations, now or in the future, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by residents that their rents exceed such specified maximum amounts."* See *"Adverse changes in taxes and other laws may affect our liabilities relating to our properties and operations."*

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition. Our results of operations are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, recession, availability of capital, and the effects of governmental initiatives to manage economic conditions. Current or potential residents may delay or decrease spending on housing as their budgets are impacted by economic conditions. The inability of current and potential residents to pay market rents may adversely affect our earnings and cash flows. In addition, deterioration of conditions in worldwide credit markets could limit our ability to obtain financing to fund our operations and capital expenditures.

The current invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization ("NATO") and Russia. The United States and other NATO member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could have an adverse impact on our current operations because they could cause declining conditions in worldwide credit and capital markets and the economy in general. Further, such invasion, ongoing military conflict, resulting sanctions and related countermeasures by NATO states, the United States and other countries could to lead to market disruptions, including significant volatility in the credit and capital markets, which could have an adverse impact on our operations and financial performance.

The ongoing pandemic of COVID-19 and the potential future outbreak of other highly infectious or contagious diseases may materially and adversely impact and disrupt our business, income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service our debt obligations, and our ability to pay dividends and other distributions to our equityholders. The COVID-19 pandemic has and may continue to impact our financial condition, results of operations, and cash flows as well as adversely affect our residents and commercial tenants, the real estate market, and the global economy and financial markets generally. The continued effects of COVID-19 will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity, and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures. Moreover, many of the other risks identified in this Report may be heightened because of the adverse impacts of COVID-19.

The ongoing COVID-19 pandemic and continuing restrictions intended to prevent and mitigate its spread could have additional adverse effects on our business, including with regards to:

- our employees, residents, and commercial tenants, third party vendors and suppliers, and apartment communities, as well as our cash flow, business, financial condition, and results of operations;
- deteriorating economic conditions and rising unemployment rates in the markets where we own apartment communities or in which we may invest in the future;
- government actions or regulations arising out of the COVID-19 pandemic that limit economic and consumer activity or affect the operation of our properties;

- rental conditions in our markets, including occupancy levels and rental rates, changes in tax and housing laws, or other factors, including the impact of the COVID-19-related governmental rules and regulations relating to rental rates, evictions, and other rental conditions; and

- changes in operating costs related to complying with COVID-19 restrictions or otherwise responding to the COVID-19 pandemic.

Our financial performance is subject to risks associated with the real estate industry and ownership of apartment communities. Our financial performance risks include, but are not limited to, the following:

- downturns in national, regional, and local economic conditions (particularly increases in unemployment);

- competition from other apartment communities;

- local real estate market conditions, including an oversupply of apartments or other housing, or a reduction in demand for apartment communities;

- the attractiveness of our apartment communities to residents as well as residents' perceptions of the safety, convenience, and attractiveness of our apartment communities and the areas in which they are located;

- changes in interest rates and availability of attractive financing that might make other housing options, like home ownership, more attractive;

- our ability to collect rents from our residents;

- vacancies, changes in rental rates, and the periodic need to repair, renovate, and redevelop our apartment communities;

- increases in operating costs, including real estate taxes, state and local taxes, insurance expenses, utilities, and security costs, many of which are not reduced significantly when circumstances cause a reduction in revenues from a property;

- increases in compensation costs due to the tight labor market in many of the markets in which we operate;

- our ability to provide adequate maintenance for our apartment communities;

- our ability to provide adequate insurance on our apartment communities; and

- changes in tax laws and other government regulations that could affect the value of REITs generally or our business in particular.

Our property acquisition activities may not produce the cash flows expected and could subject us to various risks that could adversely affect our operating results. We have acquired and intend to continue to pursue the acquisition of apartment communities, but the success of our acquisition activities is subject to numerous risks, including the following:

- acquisition agreements are subject to customary closing conditions, including completion of due diligence investigations, and we may be unable to complete an acquisition after making a non-refundable deposit and incurring other acquisition-related costs;

- actual results may differ from expected occupancy, rental rates, and operating expenses of acquired apartment communities, or from those of our existing apartment communities;

- we may be unable to obtain financing for acquisitions on favorable terms, or at all;

- competition for these properties could cause us to pay higher prices or prevent us from purchasing a desired property at all;

- we may be subject to unknown liabilities from acquired properties, with either no or limited recourse against prior owners or other third parties; and

- we may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We may be unable to acquire or develop properties and expand our operations into new or existing markets successfully. We intend to explore acquisitions or developments of properties in new and existing geographic markets. Acquiring or developing new properties and expanding into new markets introduces several risks, including but not limited to the following:

- we may not be successful in identifying suitable properties or other assets that meet our acquisition or development criteria or in consummating acquisitions or developments on satisfactory terms, or at all;

- we may be unable to maintain consistent standards, controls, policies, and procedures, or realize the anticipated benefits of the acquisitions within the anticipated time frame, or at all;

- acquisitions and divestitures could divert our attention from our existing properties and could cause us to lose key employees or be unable to attract highly qualified new employees;

- unfamiliarity with the dynamics and prevailing market conditions or local government or permitting procedures of any new geographic markets could adversely affect our ability to successfully expand into or operate within those markets

> > or cause us to become more dependent on third parties in new markets due to our inability to directly and efficiently manage and otherwise monitor new properties in new markets;

- we may make assumptions regarding the expected future performance of acquired properties, including expected occupancy, rental rates, and cash flows, that prove to be inaccurate; and

- we may improperly estimate the costs of repositioning or redeveloping an acquired property.

We also may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

We are dependent on a concentration of our investments in a single asset class, making our results of operations more vulnerable to a downturn or slowdown in the sector or other economic factors. Substantially all of our investments are concentrated in the multifamily sector. As a result, we are subject to risks inherent in investments in a single type of property. A downturn or slowdown in the demand for multifamily housing may have more pronounced effects on our business and results of operations or on the value of our assets than if we had continued to be more diversified in our investments into more than one asset class.

Our operations are concentrated in certain regions of the United States, and we are subject to general economic conditions in the regions in which we operate. Our overall operations are concentrated in the Midwest and Mountain West regions of the United States. Our performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for apartments in these areas, zoning and other regulatory conditions, and competition from other communities and alternative forms of housing. In particular, our performance is influenced by job growth, wage growth, and unemployment rates in the areas in which we operate. To the extent the economic conditions, job growth, wage growth, and unemployment in any of these markets deteriorate or any of these areas experience natural disasters or more pronounced effects of climate change, the value of our portfolio, our results of operations, and our ability to make payments on our debt and to make distributions could be adversely affected.

Our business depends on our ability to continue to provide high quality housing and consistent operation of our apartment communities, the failure of which could adversely affect our business and results of operations. Our business depends on providing our residents with quality housing and reliable services (including utilities), along with the consistent operation of our communities and their associated amenities, including covered parking, swimming pools, clubhouses with fitness facilities, playground areas, and other similar features. We may be required to undertake significant capital expenditures to renovate or reconfigure our communities in order to attract new residents and retain existing residents. The delayed delivery, material reduction, or prolonged interruption in any of these services may cause our residents to terminate their leases, may result in the reduction of rents and/or may result in an increase in our costs. In addition, we may fail to provide quality housing and continuous access to amenities as a result of other factors, including mechanical failure, power failure, inclement weather, physical or electronic security breaches, vandalism or acts of terrorism, or other similar events. Any of these issues could cause our residents to terminate or fail to renew their leases, could expose us to additional costs or liability claims, and could damage our reputation, any of which could impact our ability to provide quality housing and consistent operation of our apartment communities, which in turn could materially affect our business and results of operations.

Catastrophic weather, natural events, and climate change could adversely affect our business. Some of our apartment communities are located in areas that may experience catastrophic weather and other natural events from time to time, including snow or ice storms, flooding, tornadoes, or other severe or inclement weather. These adverse and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, we could lose all or a portion of our investment in an affected property as well as future revenue from that apartment community. We may continue to be obligated to repay mortgage indebtedness or other obligations related to an affected apartment community.

To the extent that we experience any significant changes in the climate in areas where our apartment communities are located, we may experience extreme weather conditions and prolonged changes in precipitation and temperature, all of which could result in physical damage to, and/or a decrease in demand for, our apartment communities located in these areas. If the impact of any such climate change were to be material, or occur for a lengthy period of time, our business may be adversely affected.

Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, cyber, extended coverage, and other insurance with respect to our properties at levels that we believe to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses, or our level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms. We also do not maintain coverage for certain catastrophic events like hurricanes and earthquakes because the cost of such insurance is deemed by management to be higher than the risk of loss due to the location of our properties. In most cases, we have to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. In addition, a reduction of the number of insurance providers or the unwillingness of existing insurance providers to write insurance for multifamily properties may reduce the potential availability and/or cost for obtaining insurance on our properties. Any material increases in insurance rates or decrease in available coverage in the future could adversely affect our results of operations.

Changes in federal or state laws and regulations relating to climate change could result in increased costs to our business, including capital expenditures to improve the energy efficiency of our existing communities or new development communities without a corresponding increase in revenue. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency and waste management. The imposition of such requirements in the future, including the imposition of new energy efficiency standards or requirements relating to resistance to inclement weather, could increase the costs of maintaining or improving our properties without a corresponding increase in revenue, thereby having an adverse effect on our financial condition or results of operation. The impact of climate change also may increase the cost of, or make unavailable, property insurance or other hazard insurance on terms we find acceptable or necessary to adequately protect our properties.

Multifamily residential properties may be subject to rent stabilization regulations, now or in the future, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by residents that their rents exceed such specified maximum amounts. Rent control or rent stabilization laws and other regulatory restrictions may limit our ability to increase rents and pass through new or increased operating costs to our residents. There has been a recent increase in municipalities and other local governments, including those in which we own properties, considering or being urged by advocacy groups to consider rent control or rent stabilization laws and regulations or take other actions which could limit our ability to raise rents based solely on market conditions. These initiatives and any other future enactments of rent control or rent stabilization laws or other laws regulating multifamily housing, as well as any lawsuits against us arising from such rent control or other laws, may reduce rental revenues or increase operating costs. Such laws and regulations limit our ability to charge market rents, increase rents, evict residents or recover increases in our operating expenses and could reduce the value of our multifamily properties or make it more difficult for us to dispose of properties in certain circumstances. Expenses associated with our investment in these multifamily properties, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in rental income from the community. Furthermore, such regulations may negatively impact our ability to attract higher-paying residents to such multifamily properties.

Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds, and banks in attracting residents and finding investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources than we do, including access to capital on more favorable terms. Our apartment communities compete directly with other multifamily apartment communities, single-family homes, condominiums, and other short-term rentals.

Short-term leases could expose us to the effects of declining market rents. Our apartment leases are generally for a term of 12 months or less. Because these leases generally allow residents to leave at the expiration of the lease term without penalty, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms.

Because real estate investments are relatively illiquid and various other factors limit our ability to dispose of assets, we may not be able to sell properties when appropriate. We may have limited ability to change our portfolio of properties quickly in response to our strategic plan and changes in economic or other conditions, and the prohibitions under the federal income tax laws on REITs holding property for sale and related regulations may affect our ability to sell properties. Under certain circumstances, the Code imposes penalties on a REIT that sells property held for less than two years and limits the number of properties it can sell in a given year. Our ability to dispose of assets also may be limited by constraints on our ability to use disposition proceeds to make acquisitions on financially attractive terms. Some of our properties were acquired using limited partnership units of Centerspace, LP, our operating partnership, and are subject to certain tax-protection agreements that restrict our ability to sell these properties in transactions that would create current taxable income to the former owners. As a result, we are motivated to structure the sale of these assets as tax-free exchanges, the requirements of which are technical and may be difficult to achieve.

Inability to manage growth effectively may adversely affect our operating results. We have experienced significant growth at various times in the past and may do so in the future, principally through the acquisition of additional real estate properties. Effective management of rapid growth presents challenges, including:

- the need to expand our management team and staff;
- the need to enhance internal operating systems and controls; and
- the ability to consistently achieve targeted returns on individual properties.

We may not be able to maintain similar rates of growth in the future or manage our growth effectively.

Adverse changes in taxes and other laws may affect our liabilities relating to our properties and operations. Increases in real estate taxes, including recent property tax increases in several of the markets in which we operate, and service and transfer taxes may adversely affect our cash available for distributions and our ability to service our debt. Similarly, changes in laws that increase the potential liability for environmental conditions or that affect development, construction, and safety requirements may result in significant unanticipated costs. Future enactment of rent control or rent stabilization laws or other laws regulating apartment communities may reduce rental revenues or increase operating costs. See "*Multifamily residential properties may be subject to rent stabilization regulations, now or in the future, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by residents that their rents exceed such specified maximum amounts.*" The Inflation Reduction Act of 2022 may also increase our tax burden. See "*The excise tax included in the Inflation Reduction Act of 2022 may hinder our ability to repurchase common shares or decrease the value of our securities following a business combination.*"

We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the real estate industry, and the loss of them would likely have a significant adverse effect on our operations and could adversely impact our relationships with lenders and industry personnel. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. If we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, it could adversely affect our business.

We may not be able to attract and retain qualified employees. Strong economic growth in recent years has created a tight labor market in many of the markets in which we operate, and we are dependent on employees at our apartment communities to provide attractive homes for our residents. Further, inflation may necessitate increasing employee wages and salaries in order to retain our employees. The loss of key personnel at these apartment communities, or the inability or cost of replacing such personnel at such communities, could have an adverse impact on our business and results of operations.

We face risks associated with security breaches through cyber-attacks, cyber intrusions, or otherwise, which could pose a risk to our systems, networks, and services. We face risks associated with security breaches or disruptions, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, or persons inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions around the world have increased. In the normal course of business, we and our service providers (including service providers engaged in providing web hosting, property management, leasing, accounting and/or payroll software/services) collect and retain certain personal information provided by our residents, employees, and vendors. We also rely extensively on computer systems to process transactions and manage our business. While we and our service providers employ a variety of data security measures to protect confidential information on our systems and periodically review and improve our data security measures, we cannot provide assurance that we or our service providers will be able to prevent unauthorized access to this personal information, that our efforts to maintain the security and integrity of the information that we and our service providers collect will be effective, or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems, and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target. In some cases, these breaches are designed not to be detected and, in fact, may not be detected. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, thereby making it impossible to entirely mitigate this risk. The risk of a breach or security failure, particularly through cyber-attacks or cyber-intrusion, has generally increased due to the rise in new technologies and the increased sophistication and activities of the perpetrators of attempted attacks and intrusions. A security breach or other significant disruption involving computer networks and related systems could cause substantial costs and other negative effects, including litigation, remediation costs, costs to deploy additional protection strategies, compromising of confidential information, and reputational damage adversely affecting investor confidence.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining services of cybersecurity providers, compliance costs arising out of existing and future cybersecurity, data protection, privacy laws, regulations, and related reporting obligations, and costs related to maintaining data backups and other damage-mitigation services.

We previously suffered a ransomware attack on our information technology systems. The incident did not have a material impact on our business, operations or financial results. However, notwithstanding every measure we take to address cybersecurity matters, and although we have not experienced any material losses relating to any cyber-attack, we cannot assure you that we will not suffer losses related to cyber-attacks in the future.

We may be responsible for potential liabilities under environmental laws. Under various federal, state, and local laws, ordinances and regulations, we, as a current or previous owner or operator of real estate, may be liable for the costs of removal or remediation of hazardous or toxic substances in, on, around, or under that property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect our ability to sell or rent the affected property or to borrow funds using the property as collateral. In arranging for the disposal or treatment of hazardous or toxic substances, we also may be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not we own or operate the facility. In connection with our current or former ownership (direct or indirect), operation, management, development, and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. Although we are not aware of any such claims associated with our existing properties that would have a significant adverse effect on our business, potential future costs and damage claims may be substantial and could exceed any insurance coverage we may have for such events or such coverage may not exist. The presence of such substances, or the failure to properly remediate any such impacts, may adversely affect our ability to borrow against, develop, sell, or rent the affected property. Some environmental laws create or allow a government agency to impose a lien on the impacted property in favor of the government for damages and costs it incurs as a result of responding to hazardous or toxic substances.

Environmental laws also govern the presence, maintenance, and removal of asbestos, and require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and undertake special precautions if asbestos would be disturbed during renovation or demolition of a building. Indoor air quality issues may also necessitate special investigation and remediation. These air quality issues can result from inadequate ventilation, chemical contaminants from indoor or outdoor sources, or biological contaminants such as molds, pollen, viruses and bacteria. Asbestos or air quality remediation programs could be costly, necessitate the temporary relocation of some or all of the property's residents, or require rehabilitation of an affected property.

It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire. A Phase I environmental study generally includes a visual inspection of the property and the surrounding areas, an examination of current and historical uses of the property and the surrounding areas, and a review of relevant state and federal documents but does not involve invasive techniques such as soil and ground water sampling. If the Phase I indicates any possible environmental problems, our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

Expanding social media usage could present new risks. The use of social media could cause us to suffer broad reputational damage. Negative posts or comments about us through social media, whether by residents or prospective residents, could damage our reputation or that of our apartment communities, whether or not such claims or posts are valid, which in turn could adversely affect our business and results of operations. Similarly, disclosure of any non-public sensitive information relating to our business or our residents or prospective residents could damage our reputation, our business, or our results of operations. The continuing evolution of social media will present us with new and ongoing challenges and risks.

Litigation risks could affect our business. As a publicly traded owner, manager, and developer of apartment communities, we may incur liability based on various conditions at our properties and the buildings thereon. In the past, we have been, and in the future may become, involved in legal proceedings, including consumer, employment, tort, or commercial litigation, any of which if decided adversely to us or settled by us and not adequately covered by insurance, could result in liability that could be material to our results of operations.

Risks related to properties under development, redevelopment, or newly developed properties may adversely affect our financial performance. We may be unable to obtain, or may suffer delays in obtaining, necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations, which could lead to increased costs or abandonment of projects. We may not be able to obtain financing on favorable terms, or at all, and we may not be able to complete lease-up of a property on schedule. The resulting time required for development, redevelopment, and lease-up means that we may have to wait years for significant cash returns.

Complying with zoning and permitting law may affect our acquisition, redevelopment, and development costs. We face risks associated with zoning and permitting of our communities, the majority of which are governed by municipal, county, and state regulations. We may be liable for costs associated with bringing communities into compliance and additionally may face costs or delays when seeking approvals for redevelopment or development projects within our portfolio. Some regulations related to zoning or permitting allow governmental entities to discontinue operations if violations are left uncured, which would significantly impact our business. We are not aware of any non-compliance at our communities that would have a significant adverse effect on our business.

Future cash flows may not be sufficient to ensure recoverability of the carrying value of our real estate assets. We periodically evaluate the recoverability of the carrying value of our real estate assets under United States generally accepted accounting principles ("GAAP"). Factors considered in evaluating impairment of our real estate assets held for investment include recurring net operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Generally, a real estate asset held for investment is not considered impaired if the estimated undiscounted future cash flows of the asset over its estimated holding period are in excess of the asset's net book value at the balance sheet date. Assumptions used to estimate annual and residual cash flow and the estimated holding period of these assets require the judgment of management.

Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies. Federal, state, and local laws and regulations designed to improve disabled persons' access to and use of buildings, including the Americans with Disabilities Act of 1990, may require modifications to, or restrict renovations of, existing buildings that may require unexpected expenditures. These laws and regulations may require that structural features be added to buildings under construction. Legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. Noncompliance could result in the imposition of fines by government authorities or the award of damages to private litigants. The costs of complying with these laws and regulations may be substantial, and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments.

Risks related to joint ventures may adversely affect our financial performance and results of operations. We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, based on the financial condition and business interests of our partners, which are beyond our control and which may conflict with our interests.

In some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest may be limited if we do not have sufficient cash, available borrowing capacity, or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition, or financing of a property.

Potential changes to the financial condition of Fannie Mae and Freddie Mac and in government support for apartment communities may adversely affect our business. Historically, we have depended on the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") to provide financing for certain apartment communities. Although Fannie Mae and Freddie Mac have a mandate to support multifamily housing through their financing activities, government proposals relating to the future of agency mortgage finance in the U.S. could involve the phase-out of Fannie Mae and Freddie Mac. Any phase-out of Fannie Mae and Freddie Mac, change in their mandate, or reduction in government support for apartment communities generally could result in adverse changes to interest rates, capital availability, development of additional apartment communities, and the value of these communities.

Employee theft or fraud could result in loss. Certain employees have access to, or signature authority with respect to, our bank accounts or assets, which exposes us to the risk of fraud or theft. Certain employees also have access to key information technology ("IT") infrastructure and to resident and other information that may be commercially valuable. If any employee were to compromise our IT systems, or misappropriate resident or other information, we could incur losses, including potentially significant financial or reputational harm. We may not have insurance that covers any losses in full or covers losses from particular criminal acts.

Risks Related to Our Indebtedness and Financings

Our inability to renew, repay, or refinance our debt may result in losses. We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. Because we have a limited ability to retain earnings as a result of the REIT distribution requirements, we will generally be required to refinance debt that matures with additional debt or equity. We are subject to the normal risks associated with debt financing, including the risks that:

- our cash flow will be insufficient to meet required payments of principal and interest, particularly if net operating income is reduced significantly due to the effects of the uncertain global macroeconomic and political conditions including inflation, price volatility and the COVID-19 pandemic;
- we will not be able to renew, refinance, or repay our indebtedness when due; and
- the terms of any renewal or refinancing are at terms less favorable than the terms of our current indebtedness.

These risks increase when credit markets are tight and interest rates are high, as they are currently. In general, when the credit markets are tight, we may encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions, and the terms of such financing or refinancing are likely to be less favorable to us than the terms of our current indebtedness.

We anticipate that we will need to refinance a significant portion of our outstanding debt as it matures. We cannot guarantee that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend, or pay principal payments due at maturity with the proceeds of other capital transactions, our cash flows may not be sufficient in all years to repay debt as it matures. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more properties on disadvantageous terms, which may result in losses. These losses could have a significant adverse effect on our business, our ability to make distributions to our shareholders, and our ability to pay amounts due on our debt. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments or refinance the debt at maturity, the mortgagor could foreclose upon the property, appoint a receiver, and receive an assignment of rents and leases or pursue other remedies, including taking ownership of the property, all with a consequent loss of revenues and asset value. Foreclosures also could affect our ability to obtain new debt and could create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Code and impeding our ability to obtain financing for our other properties.

Restrictive covenants in our debt agreements may limit our operating and financial flexibility, and our inability to comply with these covenants could have significant implications. Our indebtedness, which at December 31, 2022 totaled outstanding borrowings of approximately $1.0 billion, contains a number of significant restrictions and covenants. These restrictions and covenants include financial covenants relating to fixed charge coverage ratios, maximum secured debt, maintenance of unencumbered asset value, and total debt to total asset value, among others and certain non-financial covenants. These may limit our ability to make future investments and dispositions, add incremental secured and recourse debt, and add overall leverage. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with these covenants would be an event of default. An event of default under the terms of our indebtedness would permit the lenders to accelerate indebtedness under effected agreements, which would include agreements that contain cross-acceleration provisions with respect to other indebtedness.

Rising interest rates may affect our cost of capital and financing activities. The potential for rising interest rates could limit our ability to refinance portions of our fixed-rate indebtedness when it matures and would increase our interest costs. We also have an unsecured credit facility and term loan that bears interest at variable rates based on amounts drawn. As a result, any increase in interest rates could increase our interest expense on our variable rate debt, increase our interest rates when refinancing fixed-rate debt, increase the cost of issuing new debt, and reduce the cash available for distribution to shareholders.

Interest rate hedging arrangements may result in losses. From time to time, we use interest rate swaps and other hedging instruments to manage our interest rate risks. Although these arrangements may partially protect us against rising interest rates, they also may reduce the benefits to us if interest rates decline. If a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other, and nonperformance by the other party to the hedging arrangement also may subject us to increased credit risks. In order to minimize any counterparty credit risk, we enter into hedging arrangements only with investment grade financial institutions.

Changes to LIBOR could affect our financing covenants. London Interbank Offered Rate ("LIBOR") has been used as a primary benchmark for short-term interest rates, including under certain of our credit facilities. The U.K. Financial Conduct Authority (FCA), which regulates LIBOR, ceased providing the one-week and two-month U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings as of January 1, 2022. The ICE Benchmark Administration, in its capacity as administrator of

USD LIBOR, has announced it plans to cease providing the remaining U.S. dollar LIBOR settings immediately after June 30, 2023. It is unclear whether LIBOR will continue to be published after such dates.

The Alternative References Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing USD LIBOR with a new index calculated by short-term repurchase agreements - Secured Overnight Financing Rate (SOFR). The market transition away from LIBOR and toward SOFR or another alternate reference rate has been and is expected to continue to be complicated and to include the development of term and credit adjustments to accommodate differences between LIBOR and SOFR or any other alternate reference rate as well as adjustments to other market conventions. During the market transition away from the remaining LIBOR settings, LIBOR may experience increased volatility, and the overnight Treasury repurchase market underlying SOFR may also experience disruptions from time to time, which may result in unexpected fluctuations in SOFR. Although the full impact of such reforms and actions, together with any transition away from LIBOR and toward SOFR, including the potential or actual discontinuance of LIBOR publication, remains unclear, these changes may have a material adverse impact on the availability of financing. There can be no assurance that SOFR or another new global standard will be agreed upon or that any new rate will be reflective of the original interest rate and credit risk included within LIBOR, any of which could have a significant adverse effect on our financing costs as well as our business and results of operations.

Risks Related to Our Shares

Our stock price may fluctuate significantly. The market price and trading volume of our common shares are subject to fluctuation due to general market conditions, the risks discussed in this report, and several other factors, including the following:

- regional, national, and global economic and business conditions;
- actual or anticipated changes in our quarterly operating results or dividends;
- changes in our estimates of funds from operations, core funds from operations, or earnings;
- investor interest in our property portfolio;
- the market perception and performance of REITs in general and apartment REITs in particular;
- the market perception or trading volume of REITs relative to other investment opportunities;
- the market perception of our financial condition, performance, distributions, and growth potential;
- general stock and bond market conditions, including potential increases in interest rates that could lead investors to seek higher annual yields from dividends;
- shifts in our investor base to a higher concentration of passive investors, including exchange-traded funds and index funds, that could have an adverse effect on our ability to communicate with our shareholders;
- our ability to access capital markets, which could impact our cost of capital;
- a change in our credit rating or analyst ratings;
- changes in minimum dividend requirements;
- terrorism or other factors that adversely impact the markets in which our stock trades; and
- changes in tax laws or government regulations that could affect the attractiveness of our stock.

Rising interest rates could have an adverse effect on our share price. Interest rates rose significantly in 2022 and may continue to rise. This increase, and any future increase, could cause holders of our common shares and other investors to seek higher dividends on our shares or higher yields through other investments, which could adversely affect the market price of our shares.

Low trading volume on the NYSE may prevent the timely sale or resale of our shares. Although our common shares are listed on the NYSE, the daily trading volume of our shares may be lower than the trading volume for other companies. As a result of lower trading volume, an owner of our common shares may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

Corporate social responsibility, specifically related to ESG, may impose additional costs and expose us to new risks. ESG evaluations are highly important to many investors and stakeholders. Many investors use ESG factors to guide their investment decisions. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's sustainability efforts and/or score when making an investment decision. In addition, investors, particularly institutional investors, may use ESG or sustainability scores issued by proxy advisory firms or other third parties to benchmark companies against their peers. Although we make ESG disclosures and undertakes sustainability and diversity initiatives, there can be no assurance that we will score highly on ESG matters in the future. The criteria by which companies are rated may change, which could cause us to perform differently or worse than we have in the past. We may face reputational damage in the event our corporate responsibility procedures or standards do not meet the standards set by various constituencies. The occurrence of any of the foregoing could have an adverse effect on our reputation, the price of our stock and our business, financial condition and results of operations, including increased capital expenditures and operating expenses.

Failure to generate sufficient revenue or other liquidity needs could limit cash flow available for distributions to our shareholders. A decrease in rental revenue, an increase in funding to support our acquisition and development needs, or other unmet liquidity needs could have an adverse effect on our ability to pay distributions to our shareholders or the Operating Partnership's unitholders.

Payment of distributions on our common shares is not guaranteed. Our Board of Trustees must approve any stock distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce or not pay the distributions payable on our common shares. Our Board may reduce distributions for a variety of reasons, including but not limited to the following:

- operating and financial results cannot support the current distribution payment;
- unanticipated costs, capital requirements, or cash requirements;
- annual distribution requirements under the REIT provisions of the Code;
- a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants in our debt financing documents; or
- other factors the Board of Trustees may consider relevant.

Our future growth depends, in part, on our ability to raise additional equity capital, which could have the effect of diluting the interests of our common shareholders. Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of Centerspace, LP. Sales of substantial amounts of our common or preferred shares in the public market, or the perception that such sales or issuances might occur, may dilute the interests of the current common shareholders and could adversely affect the market price of our common shares. In addition, as a REIT, we are required to make distributions to holders of our equity securities of at least 90% of our REIT taxable income, determined before a deduction for dividends paid and excluding any net capital gain. This limits our ability to retain cash or earnings to fund future growth and makes us more dependent on raising funds through other means, which may include raising additional equity capital.

We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares. Our Declaration of Trust provides for an unlimited number of shares of beneficial interest. Without the approval of our common shareholders, our Board of Trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, or other rights and preferences that are superior to the rights of the holders of our common shares. In that regard, in September 2020, we filed a shelf registration statement with the SEC that enables us to sell an undetermined number of equity and debt securities as defined in the prospectus, including under the 2021 ATM Program. Future sales of common shares, preferred shares, or convertible debt securities may dilute current shareholders and could have an adverse impact on the market price of our common shares.

Any material weaknesses identified in our internal control over financial reporting could adversely affect our stock price. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. If we were to identify one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in our financial reporting and results of operations, which in turn could have an adverse effect on our stock price.

Certain provisions of our Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, among other things, our Declaration of Trust provides that any transaction that would result in our disqualification as a REIT under Section 856 of the Code will be void, including any transaction that would result in the following:

- less than 100 Persons owning our shares;
- our being "closely held" within the meaning of Section 856(h) of the Code; or
- 50% or more of the fair market value of our shares being held by Persons other than "United States persons," for federal income tax purposes.

If the transaction is not void, then the shares in violation of the foregoing conditions will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees. The Trust's Declaration of Trust also provides a limit on a Person owning in excess of the ownership limit of 9.8%, in number or value, of the Trust's outstanding shares, although the Board of

Trustees retains the ability to make exceptions to this ownership threshold. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of our shareholders.

Risks Related to Tax Matters

We may incur tax liabilities if we were to fail to qualify as a REIT, which could force us to borrow funds during unfavorable market conditions. We have elected to be taxed as a REIT under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions, including income, asset, and distribution tests, for which there are only limited judicial or administrative interpretations. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must come from certain passive sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. Thus, to the extent revenues from non-qualifying sources, such as income from third-party management services, represent more than 5% of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. We are also required to make distributions to the holders of our securities of at least 90% of our REIT taxable income, determined before a deduction for dividends paid and excluding any net capital gain. To the extent that we satisfy the 90% test but distribute less than 100% of our REIT taxable income, we will be subject to corporate income tax on such undistributed income and could be subject to an additional 4% excise tax. Because we need to meet these tests to maintain our qualification as a REIT, it could cause us to have to forgo certain business opportunities and potentially require us to liquidate otherwise attractive investments. The fact that we hold substantially all of our assets (except for qualified REIT subsidiaries) through Centerspace, LP, our operating partnership, and its subsidiaries, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us. If Centerspace, LP or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could adversely affect our business and our ability to make distributions to our shareholders and pay amounts due on our debt. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

If we were to fail to qualify as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates, could be subject to increased state and local taxes and, unless entitled to relief under applicable statutory provisions, would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification, which would likely have a significant adverse effect on us, our ability to make distributions to our shareholders, and our ability to pay amounts due on our debt. This treatment would reduce funds available for investment or distributions to the holders of our securities due to the additional tax liability to us for the year or years involved, and we would no longer be able to deduct, and would not be required to make, distributions to our shareholders. To the extent that distributions to the holders of our securities had been made in anticipation of qualifying as a REIT, we may need short-term debt or long-term debt or proceeds from asset sales or sales of common shares to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.

Failure of our operating partnership to qualify as a partnership would result in corporate taxation and significantly reduce the amount of cash available for distribution. We believe that Centerspace, LP, our operating partnership, qualifies as a partnership for federal income tax purposes. However, we can provide no assurance that the IRS will not challenge its status as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were to be successful in treating Centerspace, LP as an entity taxable as a corporation (such as a publicly traded partnership taxable as a corporation), we would cease to qualify as a REIT because the value of our ownership interest in Centerspace, LP would exceed 5% of our assets and because we would be considered to hold more than 10% of the voting securities and value of the outstanding securities of another corporation. The imposition of a corporate tax on Centerspace, LP would significantly reduce the amount of cash available for distribution.

Dividends payable by REITs may be taxed at higher rates than dividends of non-REIT corporations, which could reduce the net cash received by our shareholders and may be detrimental to our ability to raise additional funds through any future sale of our stock. Dividends paid by REITs to U.S. shareholders that are individuals, trusts, or estates are generally not eligible for the reduced tax rate applicable to qualified dividends received from non-REIT corporations. For taxable year beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified

REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs, such tax rate is still higher than the tax rate applicable to regular corporate qualified dividends. This may cause investors to view REIT investments as less attractive than investments in non-REIT corporations, which in turn may adversely affect the value of stock in REITs, including our stock. Investors should consult with their tax advisers regarding the U.S. tax consequences of an investment in our stock or Units.

We may face risks in connection with Section 1031 exchanges. From time to time, we dispose of properties in transactions intended to qualify as "like-kind exchanges" under Section 1031 of the Code. If a transaction intended to qualify as a Section 1031 exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax-deferred basis. If we are unable to meet the technical requirements of a desired Section 1031 exchange, we may be required to make a special dividend payment to our shareholders if we are unable to mitigate the taxable gains realized. The failure to reinvest proceeds from sales of properties into tax-deferred exchanges could necessitate payments to unitholders with tax protection agreements.

We have tax protection agreements in place on thirty-seven properties. If these properties are sold in a taxable transaction, we must make the unitholders associated with these particular properties whole through the payment of their related tax. We dispose of properties in transactions intended to qualify as "like-kind exchanges" under Section 1031 of the Code whenever possible. If we are not able to satisfy all of the technical requirements of Section 1031, or if Section 1031 is repealed, selling a property with a tax protection agreement could trigger a material obligation to make the associated unitholders whole.

Complying with REIT requirements may force us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments. To qualify and maintain our status as a REIT, we must satisfy certain requirements with respect to the character of our assets. If we fail to comply with these requirements at the end of any quarter, we must correct such failure within 30 days after the end of the quarter (by, possibly, selling assets notwithstanding their prospects as an investment) to avoid losing our REIT status. This could include potentially selling otherwise attractive assets or liquidating or foregoing otherwise attractive investments. These actions could reduce our income and amounts available for distribution to our shareholders.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows. Even if we qualify as a REIT under the U.S. tax code, we may be subject to certain federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our shareholders.

The tax imposed on REITs engaging in prohibited transactions and our agreements entered into with certain contributors of our properties may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors, or the IRS may successfully assert that one or more of our sales are prohibited transactions and, as a result, we may be required to pay a penalty tax. To avert this penalty tax, we may hold some of our assets through a taxable REIT subsidiary ("TRS"). While the TRS structure would allow the economic benefits of ownership to flow to us, a TRS is subject to tax on its income at the federal and state level. We have entered into agreements with certain contributors of our properties that contain limitations on our ability to dispose of certain properties in taxable transactions. The restrictions on taxable dispositions are effective for varying periods. Such agreements may require that we make a payment to the contributor in the event that we dispose of a covered property in a taxable sale during the restriction period.

Our ownership of TRSs is limited, and our transactions with TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms. A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Our TRS is subject to applicable federal, state, and local income tax on any taxable income. TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We scrutinize transactions with our TRS to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above.

Legislative or regulatory actions affecting REITs could have an adverse effect on us or our shareholders. Changes to tax laws or regulations may adversely impact our shareholders and our business and financial results. On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA"). The IRA includes numerous tax provisions that impact corporations, including the implementation of a corporate alternative minimum tax as well as a 1% federal excise tax on certain stock repurchases and economically similar transactions.

REITs are excluded from the definition of an "applicable corporation" and therefore are not subject to the corporate alternative minimum tax. Additionally, the 1% excise tax specifically does not apply to stock repurchases by REITs. However, our taxable REIT subsidiaries operate as standalone corporations and therefore could be adversely affected by the IRA. We will continue to analyze and monitor the application of the IRA to our business; however, the effect of these changes on the value of our assets, shares of our common stock or market conditions generally, is uncertain.

The REIT rules are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations as well as statutory changes.

At any time, the U.S. federal income tax laws governing REITs or the administrative and judicial interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative and judicial interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We cannot predict whether any of these proposed changes will become law, or the long-term effect of any future law changes on REITs and their shareholders generally. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative and judicial interpretation.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Communities

We are organized as a REIT under Sections 856-858 of the Code and are structured as an UPREIT, which allows us to accept the contribution of real estate to our Operating Partnership in exchange for Units. Our business is focused on the ownership, management, acquisition, redevelopment, and development of apartment communities, which we own and operate through our Operating Partnership. We are a fully integrated owner-operator of apartment communities.

Certain Lending Requirements

In certain instances, in connection with the financing of investment properties, the lender may require, as a condition of the loan, that the properties be owned by a "single asset entity." Accordingly, we have organized a number of wholly-owned subsidiary entities for the purpose of holding title in an entity that complies with such lending conditions. All financial statements of these subsidiaries are consolidated into our financial statements.

Management and Leasing of Our Real Estate Assets

We conduct our corporate operations from offices in Minot, North Dakota and Minneapolis, Minnesota. The day-to-day management of our properties is generally carried out by our own employees. When properties acquired have effective pre-existing property management in place or when particular properties are, in our judgment, not attractive candidates for self-management, we may utilize third-party professional management companies for day-to-day management. However, all decisions relating to purchase, sale, insurance coverage, major capital improvements, annual operating budgets, and major renovations are made exclusively by our employees and implemented by the third-party management companies. Generally, our third-party management contracts are for terms of one year or less and provide for compensation ranging from 2.5% to 5.0% of gross rent collections and, typically, we may terminate these contracts upon 60 days or less notice for cause or upon the property manager's failure to meet certain specified financial performance goals.

Summary of Communities Owned as of December 31, 2022

The following table presents information regarding our 84 apartment communities held for investment, as of December 31, 2022. We provide certain information on a same-store and non-same-store basis. Same-store communities are owned or in service for substantially all of the periods being compared, and, in the case of development properties, have achieved a target level of physical occupancy of 90%. On the first day of each calendar year, we determine the composition of our same-store pool for that year as well as adjust the previous year, which allows us to evaluate the performance of existing apartment communities. "Other" includes non-multifamily properties and non-multifamily components of mixed use properties. We own the following interests in real estate either through our wholly-owned subsidiaries or by ownership of a controlling interest in an entity owning the real estate. We account for these interests on a consolidated basis. Additional information is included in Schedule III to our financial statements included in this Report.

Community Name and Location	Number of Apartment Homes	Investment (initial cost plus improvements less impairment) *(in thousands)*	Physical Occupancy as of December 31, 2022
SAME-STORE			
71 France - Edina, MN [1]	241	$ 67,264	95.0 %
Alps Park Apartments - Rapid City, SD	71	6,569	98.6 %
Arcata Apartments - Golden Valley, MN	165	33,700	93.3 %
Ashland Apartment Homes - Grand Forks, ND	84	8,712	96.4 %
Avalon Cove Townhomes - Rochester, MN	187	37,570	92.5 %
Boulder Court Apartment Homes - Eagan, MN	115	9,744	94.8 %
Canyon Lake Apartments - Rapid City, SD	109	6,734	94.5 %
Cardinal Point Apartments - Grand Forks, ND	251	35,540	94.4 %
Cascade Shores Townhomes + Flats - Rochester, MN [1]	366	83,283	94.0 %
Castlerock Apartment Homes - Billings, MT	165	8,041	94.6 %
Chateau Apartment Homes - Minot, ND	104	21,615	92.3 %
Cimarron Hills Apartments - Omaha, NE [1]	234	15,550	97.4 %
Commons and Landing at Southgate - Minot, ND	341	56,250	97.7 %
Connelly on Eleven - Burnsville, MN	240	30,928	91.7 %
Cottonwood Apartment Homes - Bismarck, ND	268	24,736	95.9 %
Country Meadows Apartment Homes - Billings, MT	133	10,042	99.3 %
Cypress Court Apartments - St. Cloud, MN [1] [3]	196	21,128	96.4 %
Deer Ridge Apartment Homes - Jamestown, ND	163	25,299	95.7 %
Donovan Apartment Homes - Lincoln, NE [1]	232	24,067	92.2 %
Dylan at RiNo - Denver, CO	274	90,578	96.4 %
Evergreen Apartment Homes - Isanti, MN	72	7,366	94.4 %
FreightYard Townhomes & Flats - Minneapolis, MN	96	26,877	95.8 %
Gardens Apartments - Grand Forks, ND	74	9,380	96.0 %
Grand Gateway Apartment Homes - St. Cloud, MN	116	10,288	99.1 %
Greenfield - Omaha, NE	96	7,941	97.9 %
Homestead Garden Apartments - Rapid City, SD	152	16,341	90.1 %
Ironwood - New Hope, MN	182	39,579	90.7 %
Lakeside Village Apartment Homes - Lincoln, NE	208	22,121	93.8 %
Legacy Apartments - Grand Forks, ND	360	34,125	95.0 %
Legacy Heights Apartment Homes - Bismarck, ND	119	15,348	98.3 %
Lugano at Cherry Creek - Denver, CO	328	99,022	94.8 %
Meadows Apartments - Jamestown, ND	81	7,212	98.8 %
Monticello Crossings - Monticello, MN	202	32,501	97.5 %
Monticello Village - Monticello, MN	60	5,509	95.0 %
Northridge Apartments - Bismarck, ND	68	8,665	95.6 %
Olympic Village Apartments - Billings, MT	274	16,069	95.6 %
Oxbo Urban Rentals - St Paul, MN	191	57,960	91.6 %
Park Meadows Apartment Homes - Waite Park, MN	360	20,391	95.3 %
Park Place Apartments - Plymouth, MN	500	110,422	95.4 %
Parkhouse Apartment Homes - Thornton, CO	465	144,162	95.1 %
Plaza Apartments - Minot, ND	71	16,811	87.3 %
Pointe West Apartments - Rapid City, SD	90	6,077	97.8 %
Ponds at Heritage Place - Sartell, MN	58	5,525	98.3 %
Prosper West - Waite Park, MN [1][5]	313	28,349	82.4 %
Quarry Ridge Apartments - Rochester, MN [1][5]	320	41,055	90.0 %
Red 20 Apartments - Minneapolis, MN [1]	130	26,774	93.1 %
Regency Park Estates - St. Cloud, MN [1][5]	149	18,940	84.6 %
Rimrock West Apartments - Billings, MT	78	5,921	93.6 %
River Ridge Apartment Homes - Bismarck, ND	146	26,460	99.3 %
Rocky Meadows Apartments - Billings, MT	98	8,114	96.9 %
Rum River Apartments - Isanti, MN	72	6,208	95.8 %

Community Name and Location	Number of Apartment Homes	*(in thousands)* Investment (initial cost plus improvements less impairment)	Physical Occupancy as of December 31, 2022
Silver Springs Apartment Homes - Rapid City, SD	52	4,338	88.5 %
South Pointe Apartment Homes - Minot, ND	196	16,472	92.4 %
SouthFork Townhomes + Flats - Lakeville, MN [1]	272	54,801	94.1 %
Southpoint Apartments - Grand Forks, ND	96	10,913	95.8 %
Sunset Trail Apartment Homes - Rochester, MN	146	16,771	97.3 %
Thomasbrook Apartment - Lincoln, NE [1]	264	17,297	90.5 %
Westend - Denver, CO	390	128,975	97.4 %
Whispering Ridge - Omaha, NE [1]	336	33,343	92.0 %
Woodridge on Second - Rochester, MN	110	12,771	95.5 %
TOTAL SAME-STORE	**11,330**	**$ 1,794,544**	
NON-SAME-STORE			
Bayberry Place - Eagan, MN [2]	120	$ 16,721	93.3 %
Burgundy & Hillsboro - New Hope, MN [2]	250	35,799	96.8 %
Civic Lofts - Denver, CO	176	61,520	96.6 %
Elements of Linden Hills - Minneapolis, MN [1]	31	8,972	100.0 %
Gatewood - Waite Park, MN [2]	120	7,993	95.8 %
Grove Ridge - Cottage Grove, MN [2]	84	12,072	98.8 %
Legacy Waite Park - Waite Park, MN [2]	119	10,976	95.8 %
Lyra Apartments - Centennial, CO	215	92,785	94.0 %
Martin Blu - Eden Prairie, MN [1]	191	49,082	96.3 %
New Hope Garden & Village - New Hope, MN [2]	150	15,213	97.3 %
Noko Apartments - Minneapolis, MN	131	44,649	93.9 %
Palisades - Roseville, MN [1]	330	54,506	94.9 %
Plymouth Pointe - Plymouth, MN [2]	96	14,653	96.9 %
Pointe West - St. Cloud, MN [2]	93	7,861	95.7 %
Portage - Minneapolis, MN [2]	62	9,353	95.2 %
River Pointe - Fridley, MN [2]	300	38,608	93.0 %
Southdale Parc - Richfield, MN [2]	69	9,775	92.8 %
Union Pointe - Longmont, CO	256	76,317	91.0 %
Venue on Knox - Minneapolis, MN [2]	97	20,695	92.8 %
Windsor Gates - Brooklyn Park, MN [2]	200	22,933	92.0 %
Wingate - New Hope, MN [2]	136	16,028	97.8 %
Woodhaven - Minneapolis, MN [2]	176	25,243	94.3 %
Woodland Pointe - Woodbury, MN [2]	288	49,721	93.8 %
Zest - Minneapolis, MN [1]	45	11,429	95.6 %
TOTAL NON-SAME-STORE	**3,735**	**$ 712,904**	
TOTAL MULTIFAMILY	**15,065**	**$ 2,507,448**	

Property Name and Location	Net Rentable Square Footage		Investment (initial cost plus improvements less impairment) *(in thousands)*	Physical Occupancy as of December 31, 2022
OTHER - MIXED USE COMMERCIAL				
71 France - Edina, MN [1]	20,955	$	6,397	77.5 %
Civic Lofts - Denver, CO	1,600		—	100.0 %
Lugano at Cherry Creek - Denver, CO	13,295		2,338	76.0 %
Noko Apartments - Minneapolis, MN	24,002		118	100.0 %
Oxbo Urban Rentals- St Paul, MN	11,477		3,526	100.0 %
Plaza Apartments - Minot, ND	50,610		9,300	100.0 %
Red 20 Apartments - Minneapolis, MN [1]	9,155		2,959	81.4 %
Zest - Minneapolis, MN [1]	3,200		53	100.0 %
TOTAL OTHER - MIXED USE COMMERCIAL	134,294	$	24,691	
OTHER - COMMERCIAL				
3100 10th St SW - Minot, ND [4]	9,690	$	1,985	N/A
TOTAL OTHER - COMMERCIAL	9,690	$	1,985	
TOTAL SQUARE FOOTAGE - OTHER	143,984			
TOTAL GROSS REAL ESTATE INVESTMENTS		$	2,534,124	

(1) Encumbered by mortgage debt.
(2) Encumbered by mortgage in our Fannie Mae Credit Facility.
(3) Owned by a joint venture entity and consolidated in our financial statements. We have an approximately 86.1% ownership in Cypress Court.
(4) This is our Minot corporate office building.
(5) Decreased physical occupancy resulting from value add projects.

Properties by State

The following table presents, as of December 31, 2022, the total property owned, net of accumulated depreciation, by state:

State	Total *(in thousands)*		% of Total
Minnesota	$	1,046,037	52.3 %
Colorado		632,310	31.6 %
North Dakota		203,955	10.2 %
Nebraska		73,023	3.7 %
South Dakota		24,179	1.2 %
Montana		19,219	1.0 %
Total	$	1,998,723	100.0 %

Item 3. Legal Proceedings

In the ordinary course of our operations, we become involved in litigation. At this time, we know of no material pending or threatened legal proceedings, or other proceedings contemplated by governmental authorities, that would have a material impact upon us.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our Common Shares of Beneficial Interest, no par value, are traded on the New York Stock Exchange under the symbol "CSR".

Shareholders

As of February 14, 2023, there were approximately 2,524 common shareholders of record.

Unregistered Sales of Shares

Under the terms of Centerspace, LP's Agreement of Limited Partnership, limited partners have the right to require Centerspace, LP to redeem their limited partnership units any time following the first anniversary of the date they acquired such Units ("Exchange Right"). When a limited partner exercises the Exchange Right, we have the right, in our sole discretion, to redeem such Units by either making a cash payment or exchanging the Units for our common shares, on a one-for-one basis. The Exchange Right is subject to certain conditions and limitations, including that the limited partner may not exercise the Exchange Right more than two times during a calendar year and the limited partner may not exercise for less than 100 Units, or, if such limited partner holds less than 100 Units, for less than all of the Units held by such limited partner. Centerspace, LP and some limited partners have contractually agreed to a holding period of greater than one year, a greater number of redemptions during a calendar year, or other modifications to their Exchange Right.

On November 30, 2022, we issued an aggregate of 4,641 unregistered common shares to limited partners of Centerspace, LP upon exercise of their Exchange Rights for an equal number of Units. All such issuances of our common shares were exempt from registration as private placements under Section 4(a)(2) of the Securities Act. We have registered the resale of such common shares under the Securities Act.

Issuer Purchases of Equity Securities

Period	Total Number of Shares and Units Purchased[1]	Average Price Paid per Share and Unit[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plans or Programs[3]
October 1 - 31, 2022	426,773 $	67.25	426,773 $	20,949,598
November 1 - 30, 2022	3,729	81.67	—	20,949,598
December 1 - 31, 2022	—	—	—	20,949,598
Total	430,502 $	67.37	426,773	

(1) Includes Units redeemed for cash pursuant to the exercise of exchange rights.
(2) Amount includes commissions paid.
(3) On March 10, 2022, the board authorized a new $50.0 million share repurchase program.

Comparative Stock Performance

The information contained in this Comparative Stock Performance section shall not be deemed to be "soliciting material" or "filed" or "incorporated by reference" into our future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

Set forth below is a graph that compares, for the five years commencing December 31, 2017 and ending December 31, 2022, the cumulative total returns for our common shares with the comparable cumulative total return of three indices, the Standard & Poor's 500 Index ("S&P 500"), the FTSE Nareit Equity REITs Index, and the FTSE Nareit Equity Apartments Index, the latter of which is an index prepared by the FTSE Group for the National Association of Real Estate Investment Trusts, which includes all tax-qualified equity REITs listed on the NYSE and the NASDAQ Market. The performance graph assumes that, at the close of trading on December 31, 2017, $100 was invested in our common shares and in each of the indices. The comparison assumes the reinvestment of all distributions.



	Period Ending					
Index	**12/31/2017**	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
Centerspace	100.00	91.12	140.57	143.03	232.09	127.74
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
FTSE Nareit Equity REITs	100.00	95.38	120.17	110.56	158.36	119.77
FTSE Nareit Equity Apartments Index	100.00	103.70	130.99	110.89	181.44	123.47

Source: S&P Global Market Intelligence

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this report. Historical results and trends which might appear in the consolidated financial statements should not be interpreted as being indicative of future operations.

This and other sections of this Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, with respect to our expectations for future periods. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future.

Executive Summary

We are a real estate investment trust, or REIT that owns, manages, acquires, redevelops, and develops apartment communities. We primarily focus on investing in markets characterized by stable and growing economic conditions, strong employment, and an attractive quality of life that we believe, in combination, lead to higher demand for our apartment homes and retention of our residents. As of December 31, 2022, we owned interests in 84 apartment communities consisting of 15,065 homes as detailed in Item 2 - Properties. Property owned, as presented in the consolidated balance sheets, was $2.5 billion at December 31, 2022, compared to $2.3 billion at December 31, 2021.

Renting apartment homes is our primary source of revenue, and our business objective is to provide great homes. We strive to maximize resident satisfaction and retention by investing in high-quality assets in desirable locations and developing and training team members to create vibrant apartment communities through resident-centered operations. We believe that delivering superior resident experiences will drive consistent profitability for our shareholders. We have paid quarterly distributions every quarter since our first distribution in 1971.

Significant Transactions and Events for the Year Ended December 31, 2022

Highlights. For the year ended December 31, 2022, our highlights included the following:

- Net Loss was $1.35 per basic and diluted share for the year ended December 31, 2022, compared to Net Loss of $0.47 per basic and diluted share for the year ended December 31, 2021;

- Core FFO per diluted share, a non-GAAP measure, increased 11.0% (refer to reconciliations of Funds from Operations and Core Funds from Operations beginning on page 31 for additional detail) to $4.43 from $3.99; and

- Same-store year-over-year net operating income growth of 9.0% driven by same-store revenue growth of 10.0% (refer to reconciliation of Operating Income (Loss) to Net Operating Income on page 28 for additional detail).

Acquisitions and Dispositions. During the year ended December 31, 2022, we completed the following transactions in furtherance of our strategic plan:

- Acquired a portfolio of three apartment communities in the Minneapolis, Minnesota area, totaling 267 apartment homes, for an aggregate purchase price of $70.3 million;

- Acquired Noko Apartments, a 130 home apartment community, located in Minneapolis, Minnesota for an aggregate purchase price of $46.6 million; and

- Acquired Lyra Apartments, a 215 home apartment community in Centennial, Colorado for an aggregate purchase price of $95.0 million.

Financing Transactions. During the year ended December 31, 2022, we completed the following financing transactions:

- Issued 321,000 common shares at an average price of $98.89 per share for total consideration, net of commissions and issuance costs, of approximately $31.4 million;

- Repurchased 432,000 common shares for total consideration of $29.1 million and an average of $67.23 per share; and

- Closed on a $100.0 million term loan which bears interest at a floating rate of 120 to 175 basis points over the Secured Overnight Financing Rate ("SOFR") based upon our leverage ratio and is for a 364-day term with an option to extend for an additional 364-day term.

Outlook

We intend to continue our focus on maximizing the financial performance of the communities in our existing portfolio. To accomplish this, we have introduced initiatives to expand our operating margin by enhancing the resident experience, making value-add investments, and implementing technology solutions and expense controls. We will actively manage our existing portfolio and strategically pursue acquisitions of multifamily communities and selective dispositions as opportunities arise and market conditions allow. We will explore potential new markets and acquisition opportunities as market conditions allow. We seek to manage a strong balance sheet that should provide us with flexibility to pursue both internal and external growth.

RESULTS OF OPERATIONS

We are presenting our results of operations for the years ended December 31, 2022 and 2021. For additional comparison of results of operations for the years ended December 31, 2021 and December 31, 2020, please refer to our Annual Report on Form 10-K filed with the SEC on February 28, 2022.

Non-GAAP Financial Measures

Net operating income. Net operating income ("NOI") is a non-GAAP financial measure which we define as total real estate revenues less property operating expenses, including real estate taxes, which is reconciled to operating income (loss). Refer to the reconciliation of Operating Income (Loss) to Net Operating Income below. We believe that NOI is an important supplemental measure of operating performance for real estate because it provides a measure of operations that is unaffected by depreciation, amortization, financing costs, property management expenses, casualty losses, and general and administrative expense. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income (loss), net income (loss) available for common shareholders, or cash flow from operating activities as a measure of financial performance.

Throughout this Report, we have provided certain information on a same-store and non-same-store basis. Same-store apartment communities are owned or in service for substantially all of the periods being compared and, in the case of development properties, have achieved a target level of physical occupancy of 90%. On the first day of each calendar year, we determine the composition of our same-store pool for that year as well as adjust the previous year, which allows us to evaluate the performance of existing apartment communities and their contribution to net income. Management believes that measuring performance on a same-store basis is useful to investors because it enables evaluation of how our communities are performing year-over-year. Management uses this measure to assess whether or not it has been successful in increasing NOI, renewing the leases of existing residents, controlling operating costs, and making prudent capital improvements. The discussion below focuses on the main factors affecting real estate revenue and real estate expenses from same-store apartment communities because changes from one year to another in real estate revenue and expenses from non-same-store communities are due to the addition of those properties to our real estate portfolio, and accordingly provide less useful information for evaluating the ongoing operational performance of our real estate portfolio.

For the comparison of the twelve months ended December 31, 2022 and 2021, 60 apartment communities were classified as same-store and 24 apartment communities were non-same-store. See Item 2 - Properties for the list of communities classified as same-store and non-same-store. Sold communities are included in "Dispositions" for the periods prior to the sale, which also includes non-multifamily properties and the non-multifamily components of mixed-use properties.

Reconciliation of Operating Income (Loss) to Net Operating Income (non-GAAP)

The following table provides a reconciliation of operating income to NOI (non-GAAP), which is defined above.

			(in thousands, except percentages)		
			Year Ended December 31,		
		2022	2021	$ Change	% Change
Operating income (loss)	$	13,861 $	29,892 $	(16,031)	(53.6)%
Adjustments:					
Property management expenses		9,895	8,752	1,143	13.1 %
Casualty loss		1,591	344	1,247	362.5 %
Depreciation and amortization		105,257	92,165	13,092	14.2 %
General and administrative expenses		17,516	16,213	1,303	8.0 %
(Gain) loss on sale of real estate and other investments		(41)	(27,518)	27,477	(99.9)%
Net operating income	$	148,079 $	119,848 $	28,231	23.6 %

GAAP and Non-GAAP Financial Measures

The following table metrics, including GAAP and non-GAAP measures, cover the years ended December 31, 2022 and 2021.

		2022		2021		$ Change		% Change
					(in thousands)			
				Year Ended December 31,				
Revenue								
Same-store[1]	$	197,348	$	179,348	$	18,000		10.0 %
Non-same-store[1]		55,602		16,276		39,326		241.6 %
Other[1]		3,766		2,831		935		33.0 %
Dispositions[1]		—		3,250		(3,250)		(100.0)%
Total		256,716		201,705		55,011		27.3 %
Property operating expenses, including real estate taxes								
Same-store[1]		80,368		72,009		8,359		11.6 %
Non-same-store[1]		27,063		7,087		19,976		281.9 %
Other[1]		1,203		1,120		83		7.4 %
Dispositions[1]		3		1,641		(1,638)		(99.8)%
Total		108,637		81,857		26,780		32.7 %
Net operating income[1]								
Same-store[1]		116,980		107,339		9,641		9.0 %
Non-same-store[1]		28,539		9,189		19,350		210.6 %
Other[1]		2,563		1,711		852		49.8 %
Dispositions[1]		(3)		1,609		(1,612)		(100.2)%
Total	$	148,079	$	119,848	$	28,231		23.6 %
Property management expense		(9,895)		(8,752)		1,143		13.1 %
Casualty loss		(1,591)		(344)		1,247		362.5 %
Depreciation and amortization		(105,257)		(92,165)		13,092		14.2 %
General and administrative expenses		(17,516)		(16,213)		1,303		8.0 %
Gain (loss) on sale of real estate and other investments		41		27,518		27,477		(99.9)%
Interest expense		(32,750)		(29,078)		3,672		12.6 %
Interest and other income (loss)		1,248		(2,915)		4,163		(142.8)%
NET INCOME (LOSS)	$	(17,641)	$	(2,101)	$	(15,540)		739.6 %
Dividends to preferred unitholders		(640)		(640)		—		—
Net (income) loss attributable to noncontrolling interests – Operating Partnership and Series E preferred units		4,299		2,806		1,493		53.2 %
Net (income) loss attributable to noncontrolling interests – consolidated real estate entities		(127)		(94)		(33)		35.1 %
Net income (loss) attributable to controlling interests		(14,109)		(29)		(14,080)		48,551.7 %
Dividends to preferred shareholders		(6,428)		(6,428)		—		—
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$	(20,537)	$	(6,457)	$	(14,080)		218.1 %

(1) This is a Non-GAAP financial measure which is a component of NOI (non-GAAP), as defined above. Refer to the reconciliation of Operating Income (Loss) to Net Operating Income on page 28. Non-GAAP financial measures should not be considered an alternative to net income (loss), net income (loss) available for common shareholders, or cash flow from operating activities as a measure of financial performance.

	Year Ended December 31,	
Weighted Average Occupancy [1]	**2022**	**2021**
Same-store	94.5 %	94.3 %
Non-same-store	94.7 %	94.8 %
Total	94.6 %	94.3 %

(1) Weighted average occupancy is defined as the percentage resulting from dividing actual rental revenue by scheduled rental revenue. Scheduled rental revenue represents the value of all homes, with occupied homes valued at contractual rental rates pursuant to leases and vacant homes valued at estimated market rents. When calculating actual rents for occupied homes and market rents for vacant homes, delinquencies and concessions are not taken into account. The currently offered effective rates on new leases at the community are used as the starting point in determination of the market rates of vacant homes. We believe that weighted average occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Weighted average occupancy may not completely reflect short-term trends in physical occupancy, and our calculation of weighted average occupancy may not be comparable to that disclosed by other real estate companies.

	December 31,	
Number of Homes	**2022**	**2021**
Same-store	11,330	11,330
Non-same-store	3,735	3,111
Total	15,065	14,441

Same-store analysis. Revenue from same-store communities increased by 10.0% or $18.0 million in the year ended December 31, 2022, compared to the same period in the prior year. Approximately 9.8% of the increase was due to higher average monthly revenue per occupied home and 0.2% from an increase in occupancy as weighted average occupancy increased from 94.3% to 94.5% for the years ended December 31, 2021 and 2022, respectively. Property operating expenses at same-store communities increased by 11.6% or $8.4 million in the year ended December 31, 2022, compared to the same period in the prior year. At same-store communities, controllable expenses (which exclude insurance and real estate taxes), increased by $6.7 million, primarily due to $2.1 million in rising utilities costs, $1.7 million in compensation costs, and $2.4 million in repairs and maintenance and turnover costs. Non-controllable expenses at same-store communities increased by $1.7 million primarily due to insurance premiums and deductibles on claims. Same-store NOI increased by $9.6 million to $117.0 million for the year ended December 31, 2022 compared to $107.3 million in the same period in the prior year.

Non-same-store analysis. Revenue non-same-store apartment communities increased by $39.3 million in the year ended December 31, 2022, compared to the same period in the prior year. Property operating expenses from non-same-store apartment communities increased by $20.0 million. Net operating income from non-same-store communities increased by $19.4 million. The increase in revenue, property operating expenses, and NOI from non-same-store communities is primarily due to the addition of apartment communities in the latter part of 2021 and throughout 2022.

Other and dispositions analysis. Revenue from other, which encompasses our commercial and mixed use activity, increased by 33.0% or $935,000 while revenue from dispositions decreased by $3.3 million. Property operating expenses from other increased by 7.4% or $83,000 while property operating expenses from disposition decreased by $1.6 million due to sold properties. Increases in revenue and property operating expenses from other is primarily due to the addition of apartment communities with commercial space.

Property management expense. Property management expense, consisting of property management overhead and property management fees paid to third parties increased by 13.1% to $9.9 million in the year ended December 31, 2022, compared to $8.8 million in the year ended December 31, 2021. The increase was primarily due to compensation costs due to the filling of open positions and additional staffing to support the acquisition of communities in the latter half of the prior year and the current year.

Casualty gain (loss). Casualty loss increased to $1.6 million in the year ended December 31, 2022, compared to $344,000 in the year ended December 31, 2021. The increase was primarily due to increased claims activity over the prior year period and more apartment communities over the comparable period.

Depreciation and amortization. Depreciation and amortization increased by 14.2% to $105.3 million in the year ended December 31, 2022, compared to $92.2 million in the year ended December 31, 2021, attributable to an increase of $15.7 million from non-same-store properties primarily due to an increase in the number of apartment communities being depreciated, offset by decreases of $1.5 million and $1.4 million at same-store communities and sold properties, respectively.

General and administrative expenses. General and administrative expenses increased by 8.0% to $17.5 million in the year ended December 31, 2022, compared to $16.2 million in the year ended December 31, 2021, primarily attributable to $1.3 million in pursuit costs and increased compensation costs, offset by a decrease in technology implementation costs.

Gain (loss) on sale of real estate and other investments. In the years ended December 31, 2022 and 2021, we recorded gains on sale of real estate and other investments of $41,000 and $27.5 million, respectively.

Operating income. Operating income decreased by 53.6% to $13.9 million in the year ended December 31, 2022, compared to $29.9 million in the year ended December 31, 2021.

Interest expense. Interest expense increased 12.6% to $32.8 million in the year ended December 31, 2022, compared to $29.1 million in the year ended December 31, 2021, primarily due to maintaining larger debt balances compared to the same period of the prior year with the acquisition activity, including the addition of a $100.0 million term loan in November, combined with rising interest rates.

Interest and other income (loss). Interest and other income (loss) increased to income of $1.2 million in the year ended December 31, 2022, compared to a loss of $2.9 million in the prior year. The increase was primarily due to a $5.4 million loss related to the termination of interest rate swaps that occurred in the prior year, offset by a $560,000 gain on the mark-to-market adjustment for an interest rate swap prior to termination.

Funds from Operations and Core Funds From Operations

We believe that Funds from Operations ("FFO"), which is a non-GAAP standard supplemental measure for equity real estate investment trusts, is helpful to investors in understanding our operating performance, primarily because its calculation does not assume the value of real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation.

We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, Inc. ("Nareit"). Nareit defines FFO as net income or loss calculated in accordance with GAAP, excluding:

- depreciation and amortization related to real estate;
- gains and losses from the sale of certain real estate assets;
- impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity; and
- similar adjustments for partially owned consolidated real estate entities.

The exclusion in Nareit's definition of FFO of impairment write-downs and gains and losses from the sale of real estate assets helps to identify the operating results of the long-term assets that form the base of our investments, and assists management and investors in comparing those operating results between periods.

Due to limitations of the Nareit FFO definition, we have made certain interpretations in applying the definition. We believe all such interpretations not specifically provided for in the Nareit definition are consistent with the definition. Nareit's FFO White Paper 2018 Restatement clarified that impairment write-downs of land related to a REIT's main business are excluded from FFO and a REIT has the option to exclude impairment write-downs of assets that are incidental to the main business.

While FFO is widely used by us as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, but rather should be considered as an additional, supplemental measure. FFO also does not represent cash generated from operating activities in accordance with GAAP, nor is it indicative of funds available to fund all cash needs, including the ability to service indebtedness or make distributions to shareholders.

Core Funds from Operations ("Core FFO"), a non-GAAP measure, is FFO adjusted for non-routine items or items not considered core to business operations. By further adjusting for items that are not considered part of core business operations, the company believes that Core FFO provides investors with additional information to compare core operating and financial performance between periods. Core FFO should not be considered as an alternative to net income or as any other GAAP measurement of performance, but rather should be considered an additional supplemental measure. Core FFO also does not represent cash generated from operating activities in accordance with GAAP, nor is it indicative of funds available to fund all cash needs, including the ability to service indebtedness or make distributions to shareholders. Core FFO is a non-GAAP and non-standardized financial measure that may be calculated differently by other REITs and that should not be considered a substitute for operating results determined in accordance with GAAP.

Net loss available to common shareholders for the year ended December 31, 2022 decreased to $20.5 million compared to a net loss of $6.5 million for the year ended December 31, 2021. FFO applicable to common shares and Units for the year ended December 31, 2022, increased to $79.9 million compared to $54.9 million for the year ended December 31, 2021, a change of 45.5%, primarily due to increased NOI from same-store and non-same-store communities and a $5.4 million loss related to the termination of interest rate swaps in the same period of the prior year that did not occur in the current year, offset by increased interest expense, general and administrative expenses, property management, and casualty losses, and decreased NOI from dispositions. For a comparison of FFO applicable to common shares and Units for the years ended December 31, 2021 and 2020, refer to our Annual Report on Form 10-K filed with the SEC on February 28, 2022.

Reconciliation of Net Income (Loss) Available to Common Shareholders to Funds from Operations and Core Funds From Operations

(in thousands, except per share and unit amounts)

		Year Ended December 31,		
		2022		**2021**
Net income (loss) available to common shareholders	$	(20,537)	$	(6,457)
Adjustments:				
Noncontrolling interests – Operating Partnership and Series E preferred units		(4,299)		(2,806)
Depreciation and amortization		105,257		92,165
Less depreciation – non real estate		(387)		(366)
Less depreciation – partially owned entities		(65)		(93)
(Gain) loss on sale of real estate		(41)		(27,518)
FFO applicable to common shares and Units	$	79,928	$	54,925
Adjustments to Core FFO:				
Non-cash casualty loss (recovery)	$	254	$	—
Loss on extinguishment of debt		5		535
Technology implementation costs[1]		873		2,020
Commercial lease termination proceeds		—		(450)
Acquisition related costs		—		230
Interest rate swap termination, amortization, and mark-to-market		(100)		4,942
Amortization of assumed debt		(464)		(53)
Pursuit costs		1,302		39
Other miscellaneous items[2]		85		(103)
Core FFO applicable to common shares and Units	$	81,883	$	62,085
FFO applicable to common shares and Units	$	79,928	$	54,925
Dividends to preferred unitholders		640		640
FFO applicable to common shares and Units - diluted	$	80,568	$	55,565
Core FFO applicable to common shares and Units	$	81,883	$	62,085
Dividends to preferred unitholders		640		640
Core FFO applicable to common shares and Units - diluted	$	82,523	$	62,725
Per Share Data				
Earnings (loss) per common share - diluted	$	(1.35)	$	(0.47)
FFO per share and Unit - diluted	$	4.32	$	3.54
Core FFO per share and Unit - diluted	$	4.43	$	3.99
Weighted average shares - basic		15,216		13,803
Effect of redeemable operating partnership units		978		899
Effect of Series D preferred units		228		228
Effect of Series E preferred units		2,185		729
Effect of dilutive restricted stock units and stock options		38		45
Weighted average shares and Units - diluted		18,645		15,704

(1)   Costs are related to a two-year implementation.

(2)   Consists of (gain) loss on investments.

Liquidity and Capital Resources

Overview

We strive to maintain a strong balance sheet and preserve financial flexibility, which we believe should enhance our ability to capitalize on appropriate investment opportunities as they may arise. We intend to continue to focus on core fundamentals, which include generating positive cash flows from operation, maintaining appropriate debt levels and leverage ratios, and controlling overhead costs.

Our primary sources of liquidity are cash and cash equivalents on hand and cash flows generated from operations. Other sources include availability under our unsecured lines of credit, proceeds from property dispositions, including restricted cash related to net tax deferred proceeds, offerings of preferred and common shares under our shelf registration statement, including offerings of common shares under our 2021 ATM program, and long-term unsecured debt and secured mortgages.

Our primary liquidity demands are normally-recurring operating and overhead expenses, debt service and repayments, capital improvements to our communities, distributions to the holders of our preferred shares, common shares, Series D preferred units, Series E preferred units, and Units, value-add redevelopment, common and preferred share buybacks, Unit redemptions, and acquisition of additional communities.

We have historically met our short-term liquidity requirements through net cash flows provided by our operating activities and, from time to time, through draws on our lines of credit. We believe our ability to generate cash from property operating activities and draws on our lines of credit to be adequate to meet all expected operating requirements and to make distributions to our shareholders in accordance with the REIT provisions of the Code. Budgeted expenditures for ongoing maintenance and capital improvements and renovations to our real estate portfolio are also generally expected to be funded from existing cash on hand, cash flow generated from property operations, draws on our lines of credit and/or new borrowings, and we believe we will have sufficient liquidity to meet our commitments over the next twelve months.

To maintain our qualification as a REIT, we must pay dividends to our shareholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. Under a separate requirement, we must distribute 100% of net capital gains or pay a corporate level tax in lieu thereof. While we have historically satisfied this distribution requirement by making cash distributions to our shareholders, we may choose to satisfy this requirement by making distributions of other property, including, in limited circumstances, our own common shares. As a result of this distribution requirement, our Operating Partnership cannot rely on retained earnings to fund ongoing operations. We pay dividends from cash available for distribution. Until it is distributed, cash available for distribution is typically invested in investment grade securities or is used to reduce balances outstanding under our line of credit. In the event of deterioration in property operating results, we may need to consider additional cash preservation alternatives, including reducing development activities, capital improvements, and renovations. For the year ended December 31, 2022, we declared cash distributions of $47.4 million to common shareholders and unitholders of Centerspace, LP, as compared to net cash provided by operating activities of $92.0 million and FFO of $79.9 million.

Factors that could increase or decrease our future liquidity include, but are not limited to, changes in interest rates or sources of financing, general volatility in capital and credit markets, changes in minimum REIT dividend requirements, and our ability to access the capital markets on favorable terms, or at all. As a result of the foregoing conditions or general economic conditions in our markets that affect our ability to attract and retain residents, we may not generate sufficient cash flow from operations. If we are unable to obtain capital from other sources, we may not be able to pay the distribution required to maintain our status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements or undertake value add renovation opportunities with respect to our existing portfolio of operating assets.

As of December 31, 2022, we had total liquidity of approximately $153.0 million, which included $142.5 million available on our lines of credit based on the value of unencumbered properties and $10.5 million of cash and cash equivalents. As of December 31, 2021, we had total liquidity of approximately $204.8 million, which included $173.5 million available on our lines of credit based on the value of properties contained in our unencumbered asset pool ("UAP") and $31.3 million of cash and cash equivalents.

Debt

As of December 31, 2022, we had a multibank, revolving line of credit with total commitments and borrowing capacity of $250.0 million, based on the value of unencumbered properties. As of December 31, 2022, the additional borrowing availability was $136.5 million beyond the $113.5 million drawn. As of December 31, 2021, the line of credit borrowing capacity was $250.0 million based on the value of our unencumbered properties, of which $76.0 million was drawn on the line. The line of credit bears interest either at the lender's base rate plus a margin ranging from 25 to 80 basis points, or LIBOR, plus a margin ranging from 125 to 180 basis points based on our consolidated leverage. We may transition the reference rate on this line of credit from LIBOR to SOFR or another alternative reference rate. We cannot predict the impact that this transition may have on the interest we pay.The line of credit is utilized to refinance existing indebtedness, to finance property acquisitions, to finance capital expenditures, and for general corporate purposes. This credit facility matures in September 2025 and has an accordion option to increase borrowing capacity up to $400.0 million.

We also have a $6.0 million unsecured operating line of credit. This operating line of credit is designed to enhance treasury management activities and more effectively manage cash balances. This operating line matures on August 31, 2024, with pricing based on SOFR.

In January 2021, we amended and expanded our private shelf agreement with PGIM, Inc., an affiliate of Prudential Financial, Inc., and certain affiliates of PGIM, Inc. (collectively, "PGIM") to increase the aggregate amount available for issuance of unsecured promissory notes to $225.0 million. We also issued $50.0 million of unsecured senior notes in connection with the amendment. Under this agreement, we issued $200.0 million unsecured senior notes with $25.0 million remaining available, as of December 31, 2022. In September 2021, we entered into a note purchase agreement for the issuance of $125.0 million senior unsecured promissory notes, of which $25.0 million was under the private shelf agreement with PGIM. The following table shows the notes issued under both agreements.

| | *(in thousands)* | | | |
		Amount	Maturity Date	Fixed Interest Rate
Series A	$	75,000	September 13, 2029	3.84 %
Series B	$	50,000	September 30, 2028	3.69 %
Series C	$	50,000	June 6, 2030	2.70 %
Series 2021-A	$	35,000	September 17, 2030	2.50 %
Series 2021-B	$	50,000	September 17, 2031	2.62 %
Series 2021-C	$	25,000	September 17, 2032	2.68 %
Series 2021-D	$	15,000	September 17, 2034	2.78 %

In November 2022, we entered into a $100.0 million term loan agreement ("Term Loan") with PNC Bank, National Association as administrative agent. The interest rate on the Term Loan is based on SOFR, plus a margin that ranges from 120 to 175 basis points based on our consolidated leverage ratio. The Term Loan has a 364-day term but may be extended, at our option and subject to certain conditions, for one additional 364-day term.

We have a $198.9 million Fannie Mae Credit Facility Agreement ("FMCF"). The FMCF is currently secured by mortgages on 16 apartment communities. The notes are interest-only, have varying maturity dates of 7, 10, and 12 years, and a blended weighted average fixed interest rate of 2.78%. As of December 31, 2022 and 2021, the FMCF had a balance of $198.9 million. The FMCF is included within mortgages payable on the Consolidated Balance Sheets.

Mortgage loan indebtedness, excluding the FMCF, was $299.4 million on December 31, 2022 and $284.9 million on December 31, 2021. As of December 31, 2022, the weighted average rate of interest on our mortgage debt was 3.85%, compared to 3.81% on December 31, 2021. Refer to Note 6 of our consolidated financial statements contained in this Report for the principal payments due on our mortgage indebtedness and other tabular information.

All of our mortgage debt is at fixed rates of interest, with staggered maturities. This reduces the exposure to changes in interest rates, which minimizes the effect of interest rate fluctuations on our results of operations and cash flows. Refer to Item 7A in this Report for additional information on our market and interest rate risk.

Equity

We have an at-the-market offering program ("2021 ATM program") through which we may offer and sell common shares having an aggregate sales price of up to $250.0 million, in amounts and at times that we determine. The proceeds from the sale of common shares under the 2021 ATM program are intended to be used for general corporate purposes, which may include the funding of acquisitions, construction or mezzanine loans, community renovations, and the repayment of indebtedness. During the year ended December 31, 2022, we issued 321,000 common shares under the 2021 ATM programs at an average price of $98.89 per share, net of commissions. During the year ended December 31, 2021, we issued 1.8 million common shares at an average price of $86.13 per share, net of commissions, under our 2021 ATM program and the 2019 ATM program. Total consideration, net of commissions and issuance costs, was approximately $31.4 million. As of December 31, 2022, common shares having an aggregate offering price of up to $126.6 million remained available under the 2021 ATM program. Refer to Note 4 of our Consolidated Financial Statements contained in this Report.

On March 10, 2022, the Board of Trustees approved a share repurchase program (the "Share Repurchase Program"), providing for the repurchase of up to an aggregate of $50 million of our outstanding common shares. Under the Share Repurchase Program, we are authorized to repurchase common shares through open-market purchases, privately-negotiated transactions, block trades, or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The repurchases have no time limit and may be suspended or discontinued completely at any time. The specific timing and amount of repurchases will vary based on available capital resources or other financial and operational performance, market conditions, securities law limitations, and other factors. The table below provides details on the shares repurchased during the year ended December 31, 2022. As of December 31, 2022, we had $21.0 million remaining authorized for purchase under this program.

| | *(in thousands, except per share amounts)* | | |
	Number of Common Shares	Aggregate Cost[1]	Average Price Per Share[1]
Year ended December 31, 2022	432 $	29,059 $	67.23

(1)   Amount includes commissions.

On September 1, 2021, we issued 1.8 million Series E preferred units with a par value of $100 per Series E preferred unit as partial consideration for the acquisition of 17 apartment communities. The Series E preferred unit holders receive a preferred distribution at the rate of 3.875% per year. Each Series E preferred unit is convertible, at the holder's option, into 1.2048 Units. The Series E preferred units have an aggregate liquidation preference of $175.8 million. The holders of the Series E preferred units do not have voting rights.

As of December 31, 2022 and 2021, we had 3.9 million Series C preferred shares outstanding.

Changes in Cash, Cash Equivalents, and Restricted Cash

As of December 31, 2022, we had cash and cash equivalents of $10.5 million and restricted cash consisting of $1.4 million of escrows held by lenders for real estate taxes, insurance, and capital additions. As of December 31, 2021, we had cash and cash equivalents of $31.3 million and restricted cash consisting of $2.4 million of escrows held by lenders for real estate taxes, insurance, and capital additions and $5.0 million in deposits for real estate acquisitions.

The following discussion relates to changes in consolidated cash, cash equivalents, and restricted cash which are presented in our consolidated statements of cash flows in Item 15 of this report.

In addition to cash flows from operations, during the year ended December 31, 2022, we generated capital from various activities, including:

- Receipt of $99.5 million, net of fees, from the issuance of a term loan;
- Receipt of $37.5 million in net proceeds from our lines of credit; and
- Receipt of $31.4 million, net of fees, from the issuance of 321,000 common shares under our 2021 ATM program.

During the year ended December 31, 2022, we used capital for various activities, including:

- Acquisition of five apartment communities in Minneapolis, Minnesota and Centennial, Colorado for $104.7 million in cash, including transaction costs, with the remainder of the purchase price in issuance of Units, assumption of mortgage debt, and the exchange of mortgages receivable which we financed;
- Repaying approximately $29.0 million of mortgage principal;
- Repurchase of 432,000 common shares for $29.1 million, net of issuance costs;
- Repurchase of 46,000 Units for $4.1 million
- Paying $3.2 million for the termination of interest rate swaps;
- Paying distributions on common shares, Series E preferred units, Units, and Series C preferred shares of $60.7 million; and
- Funding capital improvements for apartment communities of approximately $56.6 million.

Contractual Obligations and Other Commitments

Our primary contractual obligations relate to borrowings under our lines of credit, unsecured senior notes, term loan, and mortgages payable. The primary line of credit had a $113.5 million balance outstanding at December 31, 2022 and matures in September 2025. Our unsecured senior notes have an aggregate balance of $300.0 million at December 31, 2022 with varying maturities from September 2028 through September 2034. Our term loan had a balance of $100.0 million at December 31, 2022, matures in November 2023, and may be extended, at our option and subject to certain conditions, for one additional 364-day term.

			(in thousands)		
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Lines of credit (principal and interest)[1]	$ 126,879	$ 4,689	$ 122,190	—	—
Notes payable (principal and interest)	$ 476,840	$ 115,016	$ 18,980	$ 18,954	$ 323,890
Mortgages payable (principal and interest)	$ 601,193	$ 62,337	$ 68,488	$ 119,669	$ 350,699
Total	$ 1,204,912	$ 182,042	$ 209,658	$ 138,623	$ 674,589

(1)   The future interest payments on the lines of credit were estimated using the outstanding principal balance and interest rate in effect as of December 31, 2022.

We fund capital expenditures, primarily to maintain or renovate our apartment communities. The amounts of these expenditures can vary from year to year depending on the age of the apartment community, timing of planned improvements, and lease turnover.

As of December 31, 2022, we had no significant off-balance-sheet arrangements.

Inflation and Supply Chain

Our apartment leases generally have terms of one year or less, which means that, in an inflationary environment, we would have the ability, subject to market conditions, to increase rents upon the commencement of new leases or renewal of existing leases to manage the impact of inflation on our business. However, the cost to operate and maintain communities could increase at a rate greater than our ability to increase rents, which could adversely affect our results of operations. High inflation could have a negative impact on our residents and their ability to absorb rent increases.

We also continue to monitor pressures surrounding supply chain challenges. Supply chain and inflationary pressures are likely to result in increased operating expenses, specifically, increases in energy costs, salary related costs, and construction materials for repairs and maintenance or value add projects. A worsening of the current environment could contribute to delays in obtaining construction materials and result in higher than anticipated costs, which could prevent us from obtaining expected returns on value add projects.

We continue to have access to the financial markets; however, a prolonged disruption of the markets or a decline in credit and financing conditions could negatively affect our ability to access capital necessary to fund our operations or refinance maturing debt in the future. Additionally, rising interest rates could negatively impact our borrowing costs for any variable rate borrowings or refinancing activity.

Critical Accounting Estimates

Set forth below is a summary of the accounting estimates that management believes are critical to the preparation of the consolidated financial statements included in this Report.

Real Estate. Real estate is carried at cost, net of accumulated depreciation, less an adjustment for impairment, if any. Depreciation requires an estimate by management of the useful life of each asset as well as an allocation of the costs associated with a property to its various components. As described further below, the process of allocating property costs to its components involves a considerable amount of subjective judgments to be made by management. If we do not allocate these costs appropriately or incorrectly estimate the useful lives of our real estate, depreciation expense may be misstated. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. We use a 10-37 year estimated life for buildings and improvements and a 5-10 year estimated life for furniture, fixtures, and equipment. Maintenance and repairs are charged to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to twenty years.

Acquisition of Investments in Real Estate. Upon acquisitions of real estate, we assess the fair value of acquired tangible assets (including land, buildings and personal property), which is determined by valuing the property as if it were vacant, and consider whether there were significant intangible assets acquired (for example, above-and below-market leases, the value of acquired in-place leases and resident relationships) and assumed liabilities, and allocate the purchase price based on these assessments. The as-if-vacant value is allocated to land, buildings, and personal property based on our determination of the relative fair value of these assets. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparable properties. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. Land value is assigned based on the purchase price if land is acquired separately or based on a relative fair value allocation if acquired in a portfolio acquisition.

Other intangible assets acquired include amounts for in-place lease values that are based upon our evaluation of the specific characteristics of the leases. Factors considered in the fair value analysis include an estimate of carrying costs and foregone rental income during hypothetical expected lease-up periods, consideration of current market conditions, and costs to execute similar leases. We also consider information about each property obtained during our pre-acquisition due diligence, marketing and leasing activities in estimating the relative fair value of the tangible and intangible assets acquired.

Impairment. We periodically evaluate our long-lived assets, including our investments in real estate, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each property, and legal and environmental concerns. If indicators exist, we compare the estimated future undiscounted cash flows for the property against the carrying amount of that property. If the sum of the estimated undiscounted cash flows is less than the carrying amount, an impairment loss is generally recorded for the difference between the estimated fair value and the carrying amount. If our anticipated holding period for properties, the estimated fair value of properties, or other factors change based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements. The evaluation of estimated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Held for Sale. We classify properties as held for sale when they meet the GAAP criteria, which include: (a) management commits to and initiates a plan to sell the asset; (b) the sale is probable and expected to be completed within one year under terms that are usual and customary for sales of such assets; and (c) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Held for sale properties are reported at the lower of their carrying amount or estimated fair value less costs to sell.

Recent Accounting Pronouncements

For disclosure regarding recent accounting pronouncements and the anticipated impact they will have on our operations, please refer to Note 2 to our consolidated financial statements appearing elsewhere in this Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future revenue, cash flows, and fair values of certain financial instruments are dependent upon prevailing market prices and interest rates.

Our exposure to market risk is primarily related to fluctuations in the general level of interest rates on our current and future fixed and variable rate debt obligations. Our operating results are, therefore, affected by changes in interest rates, including LIBOR and SOFR.

We have used interest rate swaps to offset the impact of interest rate fluctuations on our variable-rate debt. During the year ended December 31, 2022, we terminated our remaining interest rate swaps, which consisted of a swap with a notional of $75.0 million and a forward swap with a notional of $70.0 million. We do not enter into derivative instruments for trading or speculative purposes.

As of December 31, 2022, we had $213.5 million of variable-rate borrowings under our lines of credit and term loan. We estimate that a change in 30-day LIBOR or SOFR of 100 basis points with constant risk spreads would result in a $2.1 million reduction to our net income (loss) on an annual basis. We estimate that a decrease in a 30-day LIBOR or SOFR of 100 basis points would increase our net income (loss) by a similar amount.

Mortgage loan indebtedness, excluding the FMCF, increased by $14.5 million as of December 31, 2022, compared to December 31, 2021, primarily due to assumption of mortgage debt with acquisitions. As of December 31, 2022 and 2021, 100.0% of our $299.4 million of mortgage debt was at fixed rates of interest, with staggered maturities. As of December 31, 2022, the weighted average rate of interest on our mortgage debt was 3.85%, compared to 3.81% on December 31, 2021. Even though our goal is to maintain a fairly low exposure to interest rate risk, we may become vulnerable to significant fluctuations in interest rates on any future repricing or refinancing of our fixed or variable rate debt or future debt.

We cannot predict with certainty the effect of adverse changes in interest rates on our debt and, therefore, our market risk.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Average variable rates are based on rates in effect at the reporting date.

	Future Principal Payments *(in thousands, except percentages)*							
Debt	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Fixed Rate	$ 45,988	$ 5,012	$ 33,850	$ 50,088	$ 47,088	$ 616,251	$ 798,277	$ 673,772
Average Interest Rate[1]	3.83 %	3.81 %	3.81 %	3.83 %	3.85 %	3.19 %	3.31 %	
Variable Rate	$ 100,000	$ —	113,500	$ —	$ —	—	$ 213,500	$ 213,500
Average Interest Rate[1]	5.57 %	—	4.12 %	—	—	—	4.8 %	

(1) Interest rate is annualized.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and related notes, together with the Report of the Independent Registered Public Accounting Firm, are set forth beginning on page F-1 of this Report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of December 31, 2022, the end of the period covered by this Report, our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting: There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP.

As of December 31, 2022, management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022, was effective.

Our internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions, acquisitions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and the trustees; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the policies or procedures.

Our internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report on page F-4 of our consolidated financial statements contained in our Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Trustees, Executive Officers and Corporate Governance

The information required by this Item regarding Trustees is incorporated by reference to the information under "Election of Trustees," "Information About Our Executive Officers," "Code of Conduct and Code of Ethics for Senior Financial Officers," and "Board Committees" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the year covered by this Report.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the information under "Trustee Compensation," "Compensation Discussion and Analysis" and "Executive Officer Compensation Tables" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the year covered by this Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item is incorporated by reference to the information under "Securities Authorized for Issuance Under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the year covered by this Report.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence

The information required by this Item is incorporated by reference to the information under "Relationships and Related Party Transactions" and "Corporate Governance and Board Matters" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the year covered by this Report.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference to the information under "Accounting and Audit Committee Matters" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the year covered by this Report.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

1. **Financial Statements**

See the "Table of Contents" to our consolidated financial statements on page F-1 of this Report.

2. **Financial Statement Schedules**

See the "Table of Contents" to our consolidated financial statements on page F-1 of this Report.

The following financial statement schedules should be read in conjunction with the financial statements referenced in Part II, Item 8 of this Report: Schedule III Real Estate and Accumulated Depreciation

3. **Exhibits**

See the Exhibit Index set forth in part (b) below.

The Exhibit Index below lists the exhibits to this Report. We will furnish a printed copy of any exhibit listed below to any security holder who requests it upon payment of a fee of 15 cents per page. All Exhibits are either contained in this Report or are incorporated by reference as indicated below.

Item 16. 10-K Summary

None.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1.	Articles of Amendment and Third Restated Declaration of Trust of Investors Real Estate Trust adopted on September 23, 2003, as amended on September 18, 2007 (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed with the Commission on June 30, 2014).
3.2	Seventh Restated Trustee's Regulations (Bylaws) of Investors Real Estate Trust, adopted on April 27, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 1, 2020).
3.3	Articles Supplementary to the Company's Articles of Amendment and Third Restated Declaration of Trust designating the Company's 6.625% Series C Cumulative Redeemable Preferred Shares, no par value per share (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form 8-A filed with the SEC on September 28, 2017).
4.1	Note Purchase and Private Shelf Agreement, dated as of September 13, 2019, by and among IRET Properties, a North Dakota Limited Partnership, as the Issuer, Investors Real Estate Trust, as the Parent, IRET, Inc., as the General Partner, certain subsidiaries of the Parent, PGIM, Inc., an affiliate of Prudential Financial, Inc., certain affiliates of PGIM, Inc., and the Purchasers of the Series A Notes (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on September 17, 2019).
4.2	Form of Series A Senior Note under the Note Agreement (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on September 17, 2019).
4.3	Form of Series B Notes under the Note Agreement (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated October 1, 2019).
4.4	Form of Guaranty Agreement under the Note Agreement (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on September 17, 2019).
4.5	Description of Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed with the Commission on February 19, 2020).
4.6	Amendment to Note Purchase and Private Shelf Agreement, dated as of September 13, 2019, by and among Centerspace, LP, a North Dakota Limited Partnership, as the Issuer, Investors Real Estate, as the Parent, Centerspace, Inc., as the General Partner, certain subsidiaries of the Parent, PGIM Inc., an affiliate of Prudential Financial, Inc., certain affiliates of PGIM, Inc., and the Purchasers of the Series A Notes (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2021).
4.7	Form of Series C Notes under Note Agreement (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2021).
4.8	Confirmation of Guarantee Agreement, dated as of January 6, 2021, by an among Centerspace, Inc., Investors Real Estate Trust, IRET - Grand Gateway Apartments, LLC, IRET - Homestead Gardens II, LLC, IRET - River Ridge Apartments, LLC, IRET - Valley Park Manor, LLC, and the Holders of Notes thereto (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2021).
4.9	Note Purchase Agreement, dated September 17, 2021, by and among Centerspace, Centerspace, LP, Centerspace, Inc., Allianz Life Insurance Company of North America, Nationwide Life and Annuity Insurance Company, Nationwide Life Insurance Company, Prudential Annuities Life Assurance Corporation, The Prudential Insurance Company of America, The Prudential Life Insurance Company, Ltd., and Nassau Life Insurance Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.10	Form of Series 2021-A Senior Note (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.11	Form of Series 2021-B Senior Note (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.12	Form of Series 2021-C Senior Note (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.13	Form of Series 2021-D Senior Note (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.14	Guarantee Agreement, dated September 17, 2021 of Centerspace, LP Note (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).
4.15	Amendment No. 2 to Note Purchase and Private Shelf Agreement, dated September 17, 2021, and related Exhibit B attached thereto, by and among Centerspace, Centerspace, LP, Centerspace, Inc., PGIM, Inc., an affiliate of Prudential Financial, Inc. and certain affiliates of PGIM, Inc. Note (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2021).

EXHIBIT NO.	DESCRIPTION
10.1**	2015 Incentive Plan dated June 23, 2015 (incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the Commission on August 3, 2015).
10.2**	Amendment to 2015 Incentive Plan dated April 19, 2016 (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed with the Commission on June 29, 2016).
10.3**	Amendment to 2015 Incentive Plan dated March 13, 2020 (incorporated herein by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020).
10.4**	Form of Trustee Stock Award Agreement under the 2015 Incentive Plan dated June 22, 2016 (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the Commission on June 29, 2016).
10.5**	Form of Performance Stock Award Agreement under the 2015 Incentive Plan dated June 22, 2016 (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the Commission on June 29, 2016).
10.6**	Form of Stock Award Agreement under the 2015 Incentive Plan dated June 22, 2016 (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed with the Commission on June 29, 2016).
10.7**	Form of Stock Award Agreement (one-year measurement period) under the 2015 Incentive Plan dated September 16, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on September 21, 2015).
10.8**	Form of Stock Award Agreement (two-year measurement period) under the 2015 Incentive Plan dated September 16, 2015 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on September 21, 2015).
10.9**	Form of Stock Award Agreement (three-year measurement period) under the 2015 Incentive Plan dated September 16, 2015 (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on September 21, 2015).
10.10**	Form of Change in Control Severance Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on July 7, 2015).
10.11**	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 21, 2015).
10.12	Second Amended and Restated Credit Agreement and related Annex I attached thereto, dated as of August 31, 2018, by and among IRET Properties, a North Dakota Limited Partnership, as the Borrower, the Guarantors party thereto, the several financial institutions party thereto, as Lenders, and the Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 6, 2018).
10.13	First Amendment to Second Amended and Restated Credit Agreement and related Annex I attached thereto, by and among IRET Properties, a North Dakota Limited Partnership, as the Borrower, the Guarantors party thereto, the several financial institutions party thereto, as Lenders, and the Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on From 10-K filed with the Commission on February 19, 2020).
10.14	Second Amendment to Second Amended and Restated Credit Agreement and related Annex I attached thereto, by and among IRET Properties, a North Dakota Limited Partnership, as the Borrower, the Guarantors party thereto, the several financial institutions party thereto, as Lenders, and the Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on September 17, 2019).
10.15	Amended and Restated Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership (as amended and restated through February 27, 2019) (incorporated by reference to Exhibit 10.30 to the Company's Transition Report on Form 10-K filed with the Commission on February 27, 2019).
10.16	Third Amendment to the Amended and Restated Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership (incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 2, 2017).
10.17	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership, dated as of February 26, 2019 (incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q filed with the Commission on February 27, 2019).

EXHIBIT NO.	DESCRIPTION
10.18	Form of Contribution Agreement, dated as of June 3, 2021, by and between Seller and Centerspace, (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 3, 2021).
10.19	Form of Tax Protection Agreement, by and among Seller, Centerspace, and Centerspace, LP (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 3, 2021).
10.20	Amendment to Limited Partnership Agreement of the Partnership, dated September 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 2, 2021).
10.21	Master Credit Facility, dated as of September 1, 2021, among certain wholly-owned subsidiaries of Centerspace and Walker & Dunlop, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on September 2, 2021).
10.22	Assumption Agreement and Amendment to Loan Documents, dated as of September 1, 2021, among CSR - Palisades, LLC, Minnesota Life Insurance Company and Palisades Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on September 2, 2021).
10.23	Third Amended and Restated Credit Agreement, dated as of September 30, 2021, among Centerspace, LP, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, KeyBank, National Association and PNC Bank, National Association, as Syndicated Agents, and Bank of Montreal, as Administrative Agent Note (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 30, 2021).
10.24	Equity Distribution Agreement dated September 10, 2021 between the Company and BMO Capital Markets Corp., BTIG, LLC, Jefferies LLC, Raymond James & Associates, Inc., BofA Securities, Inc., UBS Securities LLC, Piper Sandler & Co., and certain of their affiliates (incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2021).
10.25	Term Loan Agreement, dated as of November 22, 2022, among Centerspace, LP, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and PNC Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on November 28, 2022).
21.1†	Subsidiaries of Centerspace
23.1†	Consent of Independent Registered Public Accounting Firm
24.1†	Power of Attorney (included on the signature page to this Annual Report on Form 10-K and incorporated by reference herein).
31.1†	**Section 302 Certification of President and Chief Executive Officer**
31.2†	**Section 302 Certification of Chief Financial Officer**
32.1†	**Section 906 Certification of the President and Chief Executive Officer**
32.2†	**Section 906 Certification of the Chief Financial Officer**
101†	The following materials from our Annual Report on Form 10-K for the twelve-months ended December 31, 2022 formatted in Inline eXtensible Business Reporting Language ("iXBRL"): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Equity, (iv) the Consolidated Statements of Cash Flows, (v) notes to these consolidated financial statements, and (vi) the Cover Page to our Annual Report on From 10-K.
104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101)

† Filed herewith
** Indicates management compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2023   **Centerspace**

By: /s/ Mark O. Decker, Jr.

Mark O. Decker, Jr.
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John A. Schissel John A. Schissel	Trustee & Chairman	February 21, 2023
/s/ Mark O. Decker, Jr. Mark O. Decker, Jr.	President & Chief Executive Officer (Principal Executive Officer); Trustee	February 21, 2023
/s/ Bhairav Patel Bhairav Patel	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 21, 2023
/s/ Michael T. Dance Michael T. Dance	Trustee	February 21, 2023
/s/ Emily Nagle Green Emily Nagle Green	Trustee	February 21, 2023
/s/ Linda J. Hall Linda J. Hall	Trustee	February 21, 2023
/s/ Jeffrey P. Caira Jeffrey P. Caira	Trustee	February 21, 2023
/s/ Mary J. Twinem Mary J. Twinem	Trustee	February 21, 2023
/s/ Rodney Jones-Tyson Rodney Jones-Tyson	Trustee	February 21, 2023

CENTERSPACE AND SUBSIDIARIES
TABLE OF CONTENTS

F-1

Schedules other than those listed above are omitted since they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders
Centerspace

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Centerspace (a North Dakota real estate investment trust) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 21, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2012.

Minneapolis, Minnesota
February 21, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders
Centerspace

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Centerspace (a North Dakota real estate investment trust) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 21, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 21, 2023


CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


		(in thousands, except per share data)	
		December 31, 2022	**December 31, 2021**
ASSETS			
Real estate investments			
Property owned	$	2,534,124 $	2,271,170
Less accumulated depreciation		(535,401)	(443,592)
		1,998,723	1,827,578
Mortgage loans receivable		—	43,276
Total real estate investments		1,998,723	1,870,854
Cash and cash equivalents		10,458	31,267
Restricted cash		1,433	7,358
Other assets		22,687	30,582
TOTAL ASSETS	$	2,033,301 $	1,940,061
LIABILITIES, MEZZANINE EQUITY, AND EQUITY			
LIABILITIES			
Accounts payable and accrued expenses	$	58,812 $	62,403
Revolving lines of credit		113,500	76,000
Notes payable, *net of unamortized loan costs of $993 and $656, respectively*		399,007	299,344
Mortgages payable, *net of unamortized loan costs of $3,615 and $3,187, respectively*		495,126	480,703
TOTAL LIABILITIES	$	1,066,445 $	918,450
COMMITMENTS AND CONTINGENCIES (NOTE 12)			
SERIES D PREFERRED UNITS (Cumulative convertible preferred units, $100 par value, 166 units issued and outstanding at December 31, 2022 and 2021, aggregate liquidation preference of $16,560)	$	16,560 $	25,331
EQUITY			
Series C Preferred Shares of Beneficial Interest (Cumulative redeemable preferred shares, no par value, 3,881 shares issued and outstanding at December 31, 2022 and 2021, aggregate liquidation preference of $97,036)		93,530	93,530
Common Shares of Beneficial Interest (Unlimited authorization, no par value, 15,020 shares issued and outstanding at December 31, 2022 and 15,016 shares issued and outstanding at December 31, 2021)		1,177,484	1,157,255
Accumulated distributions in excess of net income		(539,422)	(474,318)
Accumulated other comprehensive income (loss)		(2,055)	(4,435)
Total shareholders' equity	$	729,537 $	772,032
Noncontrolling interests – Operating Partnership and Series E preferred units		220,132	223,600
Noncontrolling interests – consolidated real estate entities		627	648
TOTAL EQUITY	$	950,296 $	996,280
TOTAL LIABILITIES, MEZZANINE EQUITY, AND EQUITY	$	2,033,301 $	1,940,061


See Notes to Consolidated Financial Statements.


CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		(in thousands, except per share data)		
		Year Ended December 31,		
		2022	**2021**	**2020**
REVENUE	$	256,716 $	201,705 $	177,994
EXPENSES				
Property operating expenses, excluding real estate taxes		80,070	57,753	51,625
Real estate taxes		28,567	24,104	21,533
Property management expense		9,895	8,752	5,801
Casualty loss		1,591	344	1,662
Depreciation and amortization		105,257	92,165	75,593
General and administrative expenses		17,516	16,213	13,440
TOTAL EXPENSES		242,896	199,331	169,654
Gain (loss) on sale of real estate and other investments		41	27,518	25,503
Operating income (loss)		13,861	29,892	33,843
Interest expense		(32,750)	(29,078)	(27,525)
Interest and other income (loss)		1,248	(2,915)	(1,575)
NET INCOME (LOSS)		(17,641)	(2,101)	4,743
Dividends to preferred unitholders		(640)	(640)	(640)
Net (income) loss attributable to noncontrolling interests – Operating Partnership and Series E preferred units		4,299	2,806	212
Net (income) loss attributable to noncontrolling interests – consolidated real estate entities		(127)	(94)	126
Net income (loss) attributable to controlling interests		(14,109)	(29)	4,441
Dividends to preferred shareholders		(6,428)	(6,428)	(6,528)
Redemption of preferred shares		—	—	297
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$	(20,537) $	(6,457) $	(1,790)
NET EARNINGS (LOSS) PER COMMON SHARE – BASIC AND DILUTED	$	(1.35) $	(0.47) $	(0.15)
Weighted average shares - basic		15,216	13,803	12,564
Weighted average shares - dilutive		15,216	13,803	12,564

See Notes to Consolidated Financial Statements.

CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			(in thousands)			
			Year Ended December 31,			
		2022		**2021**		**2020**
NET INCOME (LOSS)	$	(17,641)	$	(2,101)	$	4,743
Other comprehensive income (loss):						
Unrealized gain (loss) from derivative instrument		1,581		2,383		(11,068)
(Gain) loss on derivative instrument reclassified into earnings		799		9,087		2,770
Total comprehensive income (loss)	$	(15,261)	$	9,369	$	(3,555)
Net comprehensive (income) loss attributable to noncontrolling interests – Operating Partnership and Series E preferred units		4,708		4,407		882
Net comprehensive (income) loss attributable to noncontrolling interests – consolidated real estate entities		(127)		(94)		126
Comprehensive income (loss) attributable to controlling interests	$	(10,680)	$	13,682	$	(2,547)

See Notes to Consolidated Financial Statements.

CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except per share amounts)

	PREFERRED SHARES	NUMBER OF COMMON SHARES	COMMON SHARES	ACCUMULATED DISTRIBUTIONS IN EXCESS OF NET INCOME	ACCUMULATED OTHER COMPREHENSIVE INCOME	NONREDEEMABLE NONCONTROLLING INTERESTS	TOTAL EQUITY
Balance at December 31, 2019	$ 99,456	12,098	$ 917,400	$ (390,196)	$ (7,607)	$ 60,849	$679,902
Net income (loss) attributable to controlling interest and noncontrolling interests				4,441		(338)	4,103
Change in fair value of derivatives					(8,298)		(8,298)
Distributions – common shares and Units ($2.80 per share and Unit)				(35,695)		(2,842)	(38,537)
Distributions – Series C preferred shares ($1.65625 per Series C share)				(6,528)			(6,528)
Share-based compensation, net of forfeitures		20	2,106				2,106
Sale of common shares, net		829	58,852				58,852
Redemption of Units for common shares		81	(1,750)			1,750	—
Shares repurchased	(5,926)			297			(5,629)
Acquisition of redeemable noncontrolling interests			(7,584)			(4,637)	(12,221)
Other		(1)	(761)			(166)	(927)
Balance at December 31, 2020	$ 93,530	13,027	$ 968,263	$ (427,681)	$ (15,905)	$ 54,616	$672,823
Net income (loss) attributable to controlling interests and noncontrolling interests				(29)		(2,712)	(2,741)
Change in fair value of derivatives and amortization of swap settlements					11,470		11,470
Distributions – common shares and Units ($2.84 per share and Unit)				(40,180)		(2,489)	(42,669)
Distributions – Series C preferred shares ($1.65625 per Series C share)				(6,428)			(6,428)
Distributions - Series E preferred units ($1.291667 per unit)						(2,343)	(2,343)
Share-based compensation, net of forfeitures		28	2,689				2,689
Sale of common shares, net		1,817	156,038				156,038
Issuance of Series E preferred units			44,905			172,608	217,513
Redemption of Units for common shares		144	(4,714)			4,714	—
Change in value of Series D preferred units			(8,771)				(8,771)
Other		—	(1,155)			(146)	(1,301)
Balance at December 31, 2021	$ 93,530	15,016	$ 1,157,255	$ (474,318)	$ (4,435)	$ 224,248	$996,280
Net income (loss) attributable to controlling interests and noncontrolling interests				(14,109)		(4,172)	(18,281)
Change in fair value of derivatives and amortization of swap settlements					2,380		2,380
Distributions – common shares and Units ($2.92 per share and Unit)				(44,567)		(2,878)	(47,445)
Distributions – Series C preferred shares ($1.65625 per Series C share)				(6,428)			(6,428)
Distributions – Series E preferred units ($3.875 per unit)						(7,029)	(7,029)
Share-based compensation, net of forfeitures		25	2,615				2,615
Sale of common shares, net		321	31,439				31,439
Issuance of units			13,023			9,859	22,882
Redemption of Units for common shares		24	(1,353)			1,353	—
Redemption of Units for cash						(4,141)	(4,141)
Redemption of Series E preferred units for common shares		67	(3,667)			3,667	—
Shares repurchased	(432)		(29,059)				(29,059)
Change in value of Series D preferred units		—	8,771				8,771
Shares withheld for taxes			(1,284)				(1,284)
Other		(1)	(256)			(148)	(404)
Balance at December 31, 2022	$ 93,530	15,020	$ 1,177,484	$ (539,422)	$ (2,055)	$ 220,759	$950,296

See Notes to Consolidated Financial Statements.

CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		(in thousands)	
		Year Ended December 31,	
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (17,641) $	(2,101) $	4,743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	106,208	93,110	76,596
(Gain) loss on sale of real estate, land, and other investments	(41)	(27,518)	(25,503)
Realized (gain) loss on marketable securities	—	—	3,378
Share-based compensation expense	2,615	2,689	2,106
(Gain) loss on interest rate swap termination, amortization, and mark-to-market	(118)	4,931	—
Provision for bad debt	1,355	2,304	2,332
Other, net	(392)	265	1,333
Changes in other assets and liabilities:			
Other assets	(645)	(5,402)	(4,818)
Accounts payable and accrued expenses	650	15,750	1,061
Net cash provided (used) by operating activities	$ 91,991 $	84,028 $	61,228
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from repayment of mortgage loans receivable	—	—	10,020
Proceeds from sale of marketable securities	—	—	3,856
Increase in mortgages and notes receivable	—	(18,614)	(24,862)
Proceeds from sale of real estate and other investments	41	61,334	43,686
Payments for acquisitions of real estate assets	(104,666)	(273,566)	(168,696)
Payments for improvements of real estate assets	(56,568)	(31,303)	(28,638)
Payments for non-real estate assets	(122)	(1,264)	(1,677)
Other investing activities	1,221	(3,812)	1,346
Net cash provided (used) by investing activities	$ (160,094) $	(267,225) $	(164,965)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from mortgages payable	—	196,725	—
Principal payments on mortgages payable	(28,960)	(36,282)	(33,422)
Proceeds from revolving lines of credit	191,860	258,580	155,028
Principal payments on revolving lines of credit	(154,360)	(335,451)	(52,235)
Net proceeds from notes payable and other debt	99,529	174,544	—
Principal payments on notes payable and other debt	—	(145,000)	—
Payments for termination of interest rate swaps	(3,209)	(3,804)	—
Proceeds from sale of common shares, net of issuance costs	31,439	156,038	58,852
Payments for acquisition of noncontrolling interests – consolidated real estate entities	—	—	(12,221)
Repurchase of common shares	(29,059)	—	—
Repurchase of preferred shares	—	—	(5,629)
Repurchase of partnership units	(4,141)	—	(50)
Distributions paid to common shareholders	(44,461)	(38,487)	(35,045)
Distributions paid to preferred shareholders	(6,428)	(6,428)	(6,528)
Distributions paid to noncontrolling interests – Operating Partnership and Series E preferred units	(9,797)	(4,916)	(2,900)
Distributions paid to preferred unitholders	(640)	(640)	(640)
Other financing activities	(404)	(367)	(280)
Net cash provided (used) by financing activities	$ 41,369 $	214,512 $	64,930
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(26,734)	31,315	(38,807)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	38,625	7,310	46,117
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$ 11,891 $	38,625 $	7,310

CENTERSPACE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

| | | *(in thousands)* | |
| | | Year Ended December 31, | |
	2022	2021	2020
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Accrued capital expenditures	$ 6,008	$ 5,253	$ 4,302
Operating partnership units converted to common shares	(1,353)	(4,714)	(1,750)
Distributions declared but not paid	11,625	11,411	9,802
Retirement of shares withheld for taxes	1,284	933	—
Real estate assets acquired through assumption of debt	41,623	20,000	—
Real estate assets acquired through issuance of operating partnership units	22,882	—	—
Fair value adjustment to debt	1,224	2,367	—
Series E preferred units converted to common shares	(3,667)	—	—
Change in value of Series D preferred units	8,771	(8,771)	—
Real estate assets acquired through exchange of note receivable	43,276	—	17,663
Note receivable exchanged through real estate acquisition	(43,276)	—	(17,663)
Real estate acquired through issuance of Series E preferred units	—	217,513	—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	31,272	26,528	26,051

| | *(in thousands)* | | |
Balance sheet description	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 10,458	$ 31,267	$ 392
Restricted cash	1,433	7,358	6,918
Total cash, cash equivalents and restricted cash	$ 11,891	$ 38,625	$ 7,310

See Notes to Consolidated Financial Statements.

CENTERSPACE AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 • ORGANIZATION

Centerspace ("Centerspace," "we," "our," or "us") is a real estate investment trust ("REIT") focused on the ownership, management, acquisition, redevelopment and development of apartment communities. As of December 31, 2022, we held for investment 84 apartment communities with 15,065 homes. We conduct a majority of our business activities through our consolidated operating partnership, Centerspace, LP, (the "Operating Partnership"), as well as through a number of other subsidiary entities.

All references to Centerspace, we, our, or us refer to Centerspace and its consolidated subsidiaries.

NOTE 2 • BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include our accounts and the accounts of all our subsidiaries in which we maintain a controlling interest, including the Operating Partnership, and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All intercompany balances and transactions are eliminated in consolidation.

Our interest in the Operating Partnership as of December 31, 2022 and 2021 was 82.9% and 83.3%, respectively, of the limited partnership units of the Operating Partnership ("Units"), which includes 100% of the general partnership interest.

The consolidated financial statements also reflect the ownership by the Operating Partnership of certain joint venture entities in which the Operating Partnership has a general partner's or controlling interest. These entities are consolidated into our other operations with noncontrolling interests reflecting the noncontrolling partners' share of ownership, income, and expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income as reported in the consolidated statement of operations, total assets, liabilities or equity as reported in the consolidated balance sheets and total shareholder's equity. We reclassified certain items within cash flows from investing activities on the Consolidated Statements of Cash Flows.

REAL ESTATE INVESTMENTS

Real estate investments are recorded at cost less accumulated depreciation and an adjustment for impairment, if any. Property, consisting primarily of real estate investments, totaled $2.0 billion and $1.8 billion as of December 31, 2022 and 2021, respectively. Upon acquisitions of real estate, we assess the fair value of acquired tangible assets (including land, buildings and personal property), which is determined by valuing the property as if it were vacant, and consider whether there were significant intangible assets acquired (for example, above- and below-market leases, the value of acquired in-place leases and resident relationships) and assumed liabilities, and allocate the purchase price based on these assessments. The as-if-vacant value is allocated to land, buildings, and personal property based on our determination of the relative fair values of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparable properties. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. Land value is assigned based on the purchase price if land is acquired separately or based on a relative fair value allocation if acquired in a portfolio acquisition.

Other intangible assets acquired include amounts for in-place lease values that are based upon our evaluation of the specific characteristics of the leases. Factors considered in the fair value analysis include an estimate of carrying costs and foregone rental income during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. We also consider information about each property obtained during pre-acquisition due diligence, marketing, and leasing activities in estimating the relative fair value of the tangible and intangible assets acquired.

Acquired above- and below-market lease values are recorded as the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. We use a 10-37 year estimated life for buildings and improvements and a 5-10 year estimated life for furniture, fixtures, and equipment. Land is not depreciated.

We follow the real estate project costs guidance in ASC 970, *Real Estate – General,* in accounting for the costs of development and redevelopment projects. As real estate is undergoing development or redevelopment, all project costs directly associated with and attributable to the development and construction of a project, including interest expense and real estate tax expense, are capitalized to the cost of the real property. The capitalization period begins when development activities and expenditures begin and are identifiable to a specific property and ends upon completion, which is when the asset is ready for its intended use. Generally, rental property is considered substantially complete upon issuance of a certificate of occupancy. General and administrative costs are expensed as incurred. We did not capitalize interest during the years ended December 31, 2022, 2021, and 2020.

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, generally five to twenty years.

We periodically evaluate our long-lived assets, including real estate investments, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each property, and legal and environmental concerns. If indicators exist, we compare the estimated future undiscounted cash flows for the property against the carrying amount of that property. If the sum of the estimated undiscounted cash flows is less than the carrying amount, an impairment loss is generally recorded for the difference between the estimated fair value and the carrying amount. If our anticipated holding period for properties, the estimated fair value of properties or other factors change based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements. The evaluation of estimated cash flows is subjective and is based, in part, on assumptions regarding future physical occupancy, rental rates, and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

During the years ended December 31, 2022, 2021, and 2020 we did not record a loss for impairment on real estate.

We classify properties as held for sale when they meet the GAAP criteria, which include: (a) management commits to and initiates a plan to sell the asset; (b) the sale is probable and expected to be completed within one year under terms that are usual and customary for sales of such assets; and (c) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We generally consider these criteria met when the transaction has been approved by our Board of Trustees, there are no known significant contingencies related to the sale, and management believes it is probable that the sale will be completed within one year. We had no properties classified as held for sale at December 31, 2022 and 2021.

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal costs. Our determination of fair value is based on inputs management believes are consistent with those that market participants would use. Estimates are significantly impacted by estimates of sales price, selling velocity, and other factors. Due to uncertainties in the estimation process, actual results could differ from such estimates. Depreciation is not recorded on assets classified as held for sale.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Cash and cash equivalents include all cash and highly liquid investments purchased with maturities of three months or less. Cash and cash equivalents consist of our bank deposits and our deposits in a money market mutual fund. We are potentially exposed to credit risk for cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

As of December 31, 2022 restricted cash consisted of $1.4 million in escrows held by lenders. As of December 31, 2021, restricted cash consisted $5.0 million of real estate deposits for property acquisitions and $2.4 million in escrows held by lenders. Escrows include funds deposited with a lender for payment of real estate taxes and insurance, and reserves to be used for replacement of structural elements and mechanical equipment at certain communities. The funds are under the control of the lender. Disbursements are made after supplying written documentation to the lender.

LEASES

As a lessor, we primarily lease multifamily apartment homes which qualify as operating leases with terms that are generally one year or less. Rental revenues are recognized in accordance with ASC 842, Leases, using a method that represents a straight-line basis over the term of the lease. For the years ended December 31, 2022, 2021, and 2020, rental income represents approximately 97.9%, 98.2%, and 98.4%, respectively, of our total revenues and includes gross market rent less adjustments for concessions, vacancy loss, and bad debt. For the years ended December 31, 2022, 2021, and 2020, other property revenues represent the remaining 2.1%, 1.8%, and 1.6%, respectively, of our total revenues and are primarily driven by other fee income, which is typically recognized when earned, at a point in time.

Some of our apartment communities have commercial spaces available for lease. Lease terms for these spaces typically range from three to fifteen years. The leases for commercial spaces generally include options to extend the lease for additional terms.

Many of our leases contain non-lease components for utility reimbursement from our residents. We have elected the practical expedient to combine lease and non-lease components for all asset classes. The combined components are included in lease income and are accounted for under ASC 842.

The aggregate amount of future scheduled lease income on our operating leases for commercial spaces, excluding any variable lease income and non-lease components, as of December 31, 2022, was as follows:

		(in thousands)
2023	$	3,241
2024		3,193
2025		3,142
2026		2,533
2027		1,366
Thereafter		5,760
Total scheduled lease income - operating leases	$	19,235

REVENUES AND GAINS ON SALE OF REAL ESTATE

Revenue is recognized in accordance with the transfer of goods and services to customers at an amount that reflects the consideration the company expects to be entitled for those goods and services.

Revenue streams that are included in revenues from contracts with customers include other property revenues such as application fees and other miscellaneous items. We recognize revenue for these rental related items not included as a component of a lease as earned.

The following table presents the disaggregation of revenue streams of our rental income for the years ended December 31, 2022, 2021, and 2020:

		(in thousands)		
		Year ended December 31,		
Revenue Stream	**Applicable Standard**	**2022**	**2021**	**2020**
Fixed lease income - operating leases	Leases	$ 240,566	$ 189,452	$ 168,119
Variable lease income - operating leases	Leases	10,754	8,565	7,068
Other property revenue	Revenue from contracts with customers	5,396	3,688	2,807
Total revenue		$ 256,716	$ 201,705	$ 177,994

In addition to lease income and other property revenue, we recognize gains or losses on the sale of real estate when the criteria for derecognition of an asset are met, including when (1) a contract exists and (2) the buyer obtained control of the nonfinancial asset that was sold. Any gain or loss on real estate dispositions is net of certain closing and other costs associated with the disposition.

MARKET CONCENTRATION RISK

We are subject to increased exposure from economic and other competitive factors specific to markets where we hold a significant percentage of the carrying value of our real estate portfolio. As of December 31, 2022, we held more than 10% of the carrying value of our real estate portfolio in the Minneapolis, Minnesota and Denver, Colorado markets.

INCOME TAXES

We operate in a manner intended to enable us to continue to qualify as a REIT under Sections 856-860 of the Code. Under those sections, a REIT which distributes at least 90% of its REIT taxable income, excluding capital gains, as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to shareholders. For the years ended December 31, 2022, 2021, and 2020, we distributed in excess of 90% of our taxable income and realized capital gains from property dispositions within the prescribed time limits. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates (including any alternative minimum tax) and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, we may be subject to certain state and local income and property taxes, and to federal income and excise taxes on undistributed taxable income. In general, however, if we qualify as a REIT, no provisions for federal income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by a taxable REIT subsidiary (TRS).

We have one TRS, which is subject to corporate federal and state income taxes on its taxable income at regular statutory rates. There were no income tax provisions or material deferred income tax items including any valuation allowances for our TRS for the years ended December 31, 2022, 2021, and 2020.

We conduct our business activity as an Umbrella Partnership Real Estate Investment Trust ("UPREIT") through our Operating Partnership. UPREIT status allows us to accept the contribution of real estate in exchange for Units. Generally, such a contribution to a limited partnership allows for the deferral of gain by an owner of appreciated real estate.

The following table indicates how distributions were characterized for federal income tax purposes for the years ended December 31, 2022, 2021, and 2020:

CALENDAR YEAR	2022	2021	2020
Tax status of distributions			
Capital gain	—	0.92 %	13.62 %
Ordinary income	13.42 %	7.82 %	7.91 %
Return of capital	86.58 %	91.26 %	78.47 %

VARIABLE INTEREST ENTITY

We have determined that our Operating Partnership and each of our less-than-wholly owned real estate partnerships is a variable interest entity ("VIE"), as the limited partners or the functional equivalent of limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of the VIEs, and the VIEs are required to be consolidated on our balance sheet because we have a controlling financial interest in the VIEs and have both the power to direct the activities of the VIEs that most significantly impact the economic performance of the VIEs as well as the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Because our Operating Partnership is a VIE, all of our assets and liabilities are held through a VIE.

OTHER ASSETS

As of December 31, 2022 and 2021, other assets consisted of the following amounts:

	in thousands	
	December 31, 2022	December 31, 2021
Receivable arising from straight line rents	$ 556	$ 343
Accounts receivable, *net of allowance*	217	667
Real estate related loans receivable	5,871	6,208
Prepaid and other assets	8,474	9,693
Intangible assets, *net of accumulated amortization*	2,112	7,370
Property and equipment, *net of accumulated depreciation*	3,120	3,370
Goodwill	866	866
Deferred charges and leasing costs	1,471	2,065
Total Other Assets	$ 22,687	$ 30,582

Intangible assets consist of in-place leases valued at the time of acquisition. For the years ended December 31, 2022, 2021, and 2020, we recognized $12.3 million, $13.5 million, and $3.1 million, respectively, of amortization expense related to these intangibles, included within depreciation and amortization in the Consolidated Statements of Operations. The intangible assets remaining at December 31, 2022 will be fully amortized in 2023.

PROPERTY AND EQUIPMENT

Property and equipment consists primarily of office equipment located at our corporate offices in Minot, North Dakota and in Minneapolis, Minnesota. The consolidated balance sheets reflects these assets at cost, net of accumulated depreciation, and are included within Other Assets. As of December 31, 2022 and 2021, property and equipment cost was $4.9 million and $4.7 million, respectively. Accumulated depreciation was $1.8 million and $1.4 million as of December 31, 2022 and 2021, respectively, and are included within other assets in the consolidated balance sheets.

MORTGAGE LOANS RECEIVABLE AND REAL ESTATE RELATED NOTES RECEIVABLE

In connection with our acquisition of Ironwood, an apartment community in New Hope, Minnesota, we acquired a tax increment financing note receivable ("TIF") with an initial principal balance of $6.6 million. As of December 31, 2022 and 2021, the principal balance was $6.1 million and $6.4 million, respectively, which appears within Other Assets in our Consolidated Balance Sheets at fair value. The note bears an interest rate of 4.5% with payments due in February and August of each year.

In 2019, we originated a $29.9 million construction loan and a $15.3 million mezzanine loan for the development of a multifamily development located in Minneapolis, Minnesota. The construction and mezzanine loans bore and accrued interest at 4.5% and 11.5%, respectively. During the year ended December 31, 2022, we exercised our option to purchase the apartment community in exchange for the loans and cash. As of December 31, 2022, the loans had no remaining balance. As of December 31, 2021, we had fully funded the $29.9 million construction loan and $13.4 million of the mezzanine loan, both of which appear within mortgage loans receivable in our Consolidated Balance Sheets.

ADVERTISING COSTS

Advertising costs are expensed as incurred and reported on the Consolidated Statement of Operations within the *Property operating expenses, excluding real estate taxes* line item. During the years ended December 31, 2022, 2021, and 2020 total advertising expense was $3.2 million, $2.5 million, and $2.1 million, respectively.

MARKETABLE SECURITIES

Marketable securities consisted of equity securities. We report equity securities at fair value based on quoted market prices (Level 1 inputs). Gains or losses are included in interest and other income (loss) on the consolidated statements of operations. During the year ended December 31, 2020, we had a realized loss of $3.4 million arising from marketable securities which were disposed during the year ended December 31, 2020. As of December 31, 2022 and 2021, we had no marketable securities.

NOTE 3 • EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. We have issued restricted stock units ("RSUs") and incentive stock options ("ISOs") under our 2015 Incentive Plan, Series D Convertible Preferred Units ("Series D preferred units"), and Series E Convertible Preferred Units ("Series E preferred units"), which could have a dilutive effect on our earnings per share upon exercise of the RSUs, ISOs, or upon conversion of the Series D or Series E preferred units (refer to Note 4 for further discussion of the preferred units). Other than the issuance of RSUs, ISOs, Series D preferred units, and Series E preferred units, we have no outstanding options, warrants, convertible stock, or other contractual obligations requiring issuance of additional common shares that would result in a dilution of earnings. Under the terms of the Operating Partnership's Agreement of Limited Partnership, limited partners have the right to require the Operating Partnership to redeem their limited partnership units ("Units") any time following the first anniversary of the date they acquired such Units ("Exchange Right"). Upon the exercise of Exchange Rights, and in our sole discretion, we may issue common shares in exchange for Units on a one-for-one-basis.

For the year ended December 31, 2022, Units of 978,000, Series E preferred units of 2.2 million, as converted, Series D preferred units of 228,000, as converted, stock options of 28,000, time-based RSUs of 10,000, and performance-based restricted stock awards of 30,000 were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Including these items would have improved earnings per share.

For the year ended December 31, 2021, Units of 899,000, Series E preferred units of 729,000, as converted, Series D preferred units of 228,000, as converted, stock options of 30,000, time-based RSUs of 15,000, and performance-based restricted stock awards of 32,000, were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Including these items would have improved earnings per share.

For the year ended December 31, 2020, Units of 1.0 million, Series D preferred Units of 228,000, as converted, stock options of 86,000, time-based RSUs of 13,000, and performance-based restricted stock awards of 27,000 were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Including these items would have improved earnings per share.

The following table presents a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share reported in the consolidated financial statements for the years ended December 31, 2022, 2021, and 2020:

		(in thousands, except per share data)		
		Year Ended December 31,		
		2022	**2021**	**2020**
NUMERATOR				
Net income (loss) attributable to controlling interests		(14,109)	(29)	4,441
Dividends to preferred shareholders		(6,428)	(6,428)	(6,528)
Redemption of preferred shares		—	—	297
Numerator for basic earnings per share – net income (loss) available to common shareholders		(20,537)	(6,457)	(1,790)
Noncontrolling interests – Operating Partnership and Series E preferred units		(4,299)	(2,806)	(212)
Dividends to preferred unitholders		640	640	640
Numerator for diluted earnings (loss) per share	$	(24,196) $	(8,623) $	(1,362)
DENOMINATOR				
Denominator for basic earnings (loss) per share weighted average shares		15,216	13,803	12,564
Denominator for diluted earnings (loss) per share		15,216	13,803	12,564
NET EARNINGS (LOSS) PER COMMON SHARE – BASIC AND DILUTED	$	(1.35) $	(0.47) $	(0.15)

NOTE 4 • EQUITY AND MEZZANINE EQUITY

Operating Partnership Units. Outstanding Units in the Operating Partnership were 971,000 Units at December 31, 2022 and 832,000 Units at December 31, 2021. During the year ended December 31, 2022, we issued 209,000 Units as partial consideration for the acquisition of three apartment communities located in Minneapolis, Minnesota.

Exchange Rights. We redeemed Units in exchange for common shares in connection with Unitholders exercising their exchange rights during the years ended December 31, 2022 and 2021 as detailed in the table below.

	(in thousands)	
	Number of Units	Total Book Value
Year ended December 31, 2022	24 $	(1,353)
Year ended December 31, 2021	144 $	(4,714)

We redeemed Units for cash in connection with Unitholders exercising their exchange rights during the years ended December 31, 2022 and 2021 as detailed in the table below.

	(in thousands, except per Unit data)		
	Number of Units	Aggregate Cost	Average Price Per Unit
Year ended December 31, 2022	46 $	4,141 $	90.18
Year ended December 31, 2021	— $	— $	—

Series E Preferred Units (Noncontrolling interest). On September 1, 2021, we issued 1.8 million Series E preferred units with a par value of $100 per Series E preferred unit as partial consideration for the acquisition of 17 apartment communities. The Series E preferred unit holders receive a preferred distribution at the rate of 3.875% per year. Each Series E preferred unit is convertible, at the holder's option, into 1.2048 Units. We have the option, at our sole election, to convert Series E preferred units into Units if our stock has traded at or above $83 per share for 15 of 30 consecutive trading days and we have made at least three consecutive quarters of distributions with a rate of at least $0.804 per Unit. The Series E preferred units have an aggregate liquidation preference of $175.8 million at December 31, 2022. The holders of the Series E preferred units do not have voting rights.

We redeemed Series E preferred units in exchange for common shares in connection with Series E unitholders exercising their exchange rights during the year ended December 31, 2022 as detailed below.

	(in thousands)		
	Number of Series E Preferred Units Redeemed	Number of Common Shares Issued	Total Value
Year ended December 31, 2022	56	67 $	3,667

Common Shares and Equity Awards. Common shares outstanding on December 31, 2022 and 2021, totaled 15.0 million. During the years ended December 31, 2022 and 2021, we issued approximately 24,613 and 27,351 common shares, respectively, with a total grant-date value of $1.3 million and $1.0 million, respectively, under our 2015 Incentive Plan, as share-based compensation for employees and trustees. During the years ended December 31, 2022 and 2021, approximately 2,000 and 500 common shares were forfeited under the 2015 Incentive Plan, respectively.

Equity Distribution Agreement. In September 2021, we entered into an equity distribution agreement in connection with a new at-the-market offering program ("2021 ATM Program"), replacing our prior at-the-market offering program ("2019 ATM Program"). Under the 2021 ATM Program, we may offer and sell common shares having an aggregate sales price of up to $250.0 million, in amounts and at times determined by management. Under the 2021 ATM Program, we may enter into separate forward sale agreements. The proceeds from the sale of common shares under the 2021 ATM Program may be used for general corporate purposes, including the funding of acquisitions, construction or mezzanine loans, community renovations, and the repayment of indebtedness. As of December 31, 2022, we had common shares having an aggregate offering price of up to $126.6 million remaining available under the 2021 ATM Program.

The table below provides details on the sale of common shares under the 2021 ATM Program and the 2019 ATM Program during the years ended December 31, 2022 and 2021.

	(in thousands, except per share amounts)		
	Number of Common Shares	Total Consideration[1]	Average Price Per Share[1]
Year ended December 31, 2022	321 $	31,732 $	98.89
Year ended December 31, 2021	1,817 $	156,449 $	86.13

(1) Total consideration is net of $338,000 and $2.1 million in commissions for the years ended December 31, 2022 and 2021, respectively.

Share Repurchase Program. On March 10, 2022, the Board of Trustees approved a share repurchase program (the " Share Repurchase Program"), providing for the repurchase of up to an aggregate of $50 million of our outstanding common shares. Under the Share Repurchase Program, we are authorized to repurchase common shares through open-market purchases, privately-negotiated transactions, block trades, or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The repurchases have no time limit and may be suspended or discontinued completely at any time. The specific timing and amount of repurchases will vary based on available capital resources or other financial and operational performance, market conditions, securities law limitations, and other factors. The table below provides details on the shares repurchased during the year ended December 31, 2022. As of December 31, 2022, we had $21.0 million remaining authorized for purchase under this program.

	(in thousands, except per share amounts)		
	Number of Common Shares	Aggregate Cost[1]	Average Price Per Share[1]
Year ended December 31, 2022	432	$ 29,059	$ 67.23

(1)   Amount includes commissions.

Issuance of Series C Preferred Shares. On October 2, 2017, we issued 4.1 million shares of our 6.625% Series C Cumulative Redeemable Preferred Shares ("Series C preferred shares"). As of December 31, 2022 and 2021, we had 3.9 million Series C preferred shares outstanding. The Series C preferred shares are nonvoting and redeemable for cash at $25.00 per share at our option on or after October 2, 2022. Holders of these shares are entitled to cumulative distributions, payable quarterly (as and if declared by the Board of Trustees). Distributions accrue at an annual rate of $1.65625 per share, which is equal to 6.625% of the $25.00 per share liquidation preference ($97.0 million liquidation preference in the aggregate, as of December 31, 2022 and 2021).

Series D Preferred Units (Mezzanine Equity). Series D preferred units outstanding were 165,600 preferred units as of December 31, 2022 and 2021. The Series D preferred units have a par value of $100 per preferred unit. The Series D preferred unit holders receive a preferred distribution at the rate of 3.862% per year. The Series D preferred units have a put option which allows the holder to redeem any or all of the Series D preferred units for cash equal to the issue price. Each Series D preferred unit is convertible, at the holder's option, into 1.37931 Units. The Series D preferred units have an aggregate liquidation value of $16.6 million. Changes in the redemption value are based on changes in the trading value of our common shares and are charged to common shares on our Consolidated Balance Sheets each quarter. The holders of the Series D preferred units do not have any voting rights. Distributions to Series D unitholders are presented in the consolidated statements of equity within net income (loss) attributable to controlling interests and noncontrolling interests.

NOTE 5 • NONCONTROLLING INTERESTS

Interests in the Operating Partnership held by limited partners are represented by Units. The Operating Partnership's income is allocated to holders of Units based upon the ratio of their holdings to the total Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the Operating Partnership's Agreement of Limited Partnership.

We reflect noncontrolling interests in consolidated real estate entities on the Balance Sheet for the portion of properties consolidated by us that are not wholly owned by us. The earnings or losses from these properties attributable to the noncontrolling interests are reflected as net income attributable to noncontrolling interests – consolidated real estate entities in the consolidated statements of operations.

During the year ended December 31, 2020, we acquired the 47.4% noncontrolling interests in the real estate partnership that owns 71 France for $12.2 million.

Our noncontrolling interests – consolidated real estate entities at December 31, 2022 and 2021 were as follows:

	(in thousands)	
	December 31, 2022	December 31, 2021
IRET - Cypress Court Apartments, LLC	$ 627	$ 648

NOTE 6 • DEBT

The following table summarizes our indebtedness, excluding deferred financing costs:

	December 31, 2022	December 31, 2021	Weighted Average Maturity in Years
	(in thousands)		
Lines of credit	$ 113,500	$ 76,000	2.75
Term loans[(1)]	100,000	—	0.89
Unsecured senior notes[(1)]	300,000	300,000	8.26
Unsecured debt	513,500	376,000	6.15
Mortgages payable - Fannie Mae credit facility	198,850	198,850	8.34
Mortgages payable - other[(2)]	299,427	284,934	4.79
Total debt	$ 1,011,777	$ 859,784	5.76
Annual Weighted Average Interest Rates			
Lines of credit (rate with swap)[(3)]	4.12 %	2.74 %	
Term loan	5.57 %	—	
Unsecured senior notes	3.12 %	3.12 %	
Mortgages payable - Fannie Mae credit facility	2.78 %	2.78 %	
Mortgages payable - other	3.85 %	3.81 %	
Total debt	3.62 %	3.26 %	

(1) Included within notes payable on our Consolidated Balance Sheets.
(2) Net of fair value adjustments on acquisition of mortgage.
(3) The interest rate swap was terminated in February 2022. Refer to Note 7 - Derivative Instruments for more information.

As of December 31, 2022, 53 apartment communities were not encumbered by mortgages and are available to provide credit support for our unsecured borrowings. Our primary unsecured credit facility ("unsecured credit facility") is a revolving, multi-bank line of credit, with Bank of Montreal serving as administrative agent. Our line of credit has total commitments and borrowing capacity of $250.0 million, based on the value of unencumbered properties. As of December 31, 2022, we had additional borrowing availability of $136.5 million beyond the $113.5 million drawn, priced at an interest rate of 4.12%. At December 31, 2021, the $250.0 million line of credit had borrowing capacity of $173.5 million based on the value of unencumbered properties, of which $76.0 million was drawn on the line. This credit facility was amended on September 30, 2021 to extend the maturity date to September 2025 and has an accordion option to increase borrowing capacity up to $400.0 million.

The interest rate on the line of credit is based, at our option, on the lender's base rate plus a margin, ranging from 25-80 basis points, or the London Interbank Offered Rate ("LIBOR"), plus a margin that ranges from 125-180 basis points based on our consolidated leverage, as defined under the Third Amended and Restated Credit Agreement. The terms of our unsecured credit facility allow for the transition to an alternate benchmark interest rate, including the secured overnight financing rate ("SOFR"), to replace any outstanding LIBOR borrowings at the time LIBOR is no longer published. Our unsecured credit facility and unsecured senior notes are subject to customary financial covenants and limitations. We believe that we are in compliance with all such financial covenants and limitations as of December 31, 2022.

We also have a $6.0 million unsecured operating line of credit. This operating line of credit is designed to enhance treasury management activities and more effectively manage cash balances. This operating line matures on August 31, 2024, with pricing based on SOFR.

In January 2021, we amended and expanded our private shelf agreement with PGIM, Inc., an affiliate of Prudential Financial, Inc., and certain affiliates of PGIM, Inc. (collectively, "PGIM") to increase the aggregate amount available for issuance of unsecured senior promissory notes ("unsecured senior notes") to $225.0 million. In September 2021, we entered into a note purchase agreement for the issuance of $125.0 million senior unsecured promissory notes, of which $25.0 million was issued under the private shelf agreement with PGIM. Under the private shelf agreement with PGIM, we issued $200.0 million unsecured senior notes with $25.0 million remaining available as of December 31, 2022. The following table shows the notes issued under both agreements.

		(in thousands)		
		Amount	**Maturity Date**	**Fixed Interest Rate**
Series A	$	75,000	September 13, 2029	3.84 %
Series B	$	50,000	September 30, 2028	3.69 %
Series C	$	50,000	June 6, 2030	2.70 %
Series 2021-A	$	35,000	September 17, 2030	2.50 %
Series 2021-B	$	50,000	September 17, 2031	2.62 %
Series 2021-C	$	25,000	September 17, 2032	2.68 %
Series 2021-D	$	15,000	September 17, 2034	2.78 %

In November 2022, we entered into a $100.0 million term loan agreement ("Term Loan") with PNC Bank, National Association as administrative agent. The interest rate on the Term Loan is based on SOFR, plus a margin that ranges from 120 to 175 basis points based on our consolidated leverage ratio. The Term Loan has a 364-day term but may be extended, at our option and subject to certain conditions, for one additional 364-day term.

We have a $198.9 million Fannie Mae Credit Facility Agreement ("FMCF"). The FMCF is currently secured by mortgages on 16 apartment communities. The notes are interest-only, with varying maturity dates of 7, 10, and 12 years, and a blended weighted average fixed interest rate of 2.78%. As of December 31, 2022 and 2021, the FMCF had a balance of $198.9 million. The FMCF is included within mortgages payable on the Consolidated Balance Sheets.

As of December 31, 2022, we owned 15 apartment communities that served as collateral for mortgage loans, in addition to the apartment communities secured by the FMCF. All of these mortgage loans were non-recourse to us other than for standard carve-out obligations. Interest rates on mortgage loans range from 3.47% to 4.57%, and the mortgage loans have varying maturity dates from May 1, 2023, through September 1, 2031. As of December 31, 2022, we believe there are no material defaults or instances of material noncompliance in regards to any of these mortgage loans.

The aggregate amount of required future principal payments on lines of credit, notes payable, and mortgages payable, as of December 31, 2022 is as follows:

		(in thousands)
2023	$	145,988
2024		5,012
2025		147,350
2026		50,088
2027		47,088
Thereafter		616,251
Total payments	$	1,011,777

NOTE 7 • DERIVATIVE INSTRUMENTS

We used interest rate derivatives to stabilize interest expense and to manage our exposure to interest rate fluctuations. To accomplish this objective, we primarily used interest rate swap contracts to fix variable rate interest debt.

Changes in the fair value of derivatives designated and that qualify as cash flow hedges were recorded in accumulated other comprehensive income (loss) ("OCI") and subsequently reclassified into earnings in the period that the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income (loss) will be reclassified to interest expense as interest payments are made on our variable rate debt. During the next 12 months, we estimate an additional $936,000 will be reclassified as an increase to interest expense.

Derivatives not designated as hedges were not speculative and were used to manage our exposure to interest rate movements and other identified risks but did not meet the strict hedge accounting requirements. Changes in fair value of derivatives not designated in hedging relationships were recorded directly into earnings within other income (loss) in the Consolidated Statements of Operations. For the years ended December 31, 2022 and 2021, we recorded a gain of $582,000 and $419,000, respectively, related to the interest rate swap not designated in a hedging relationship prior to its termination.

In February 2022, we paid $3.2 million to terminate our $75.0 million interest rate swap and our $70.0 million forward swap. As of December 31, 2022, we had no remaining interest rate swaps.

At December 31, 2021, we had one interest rate swap contract designated as a cash flow hedge of interest rate risk with a total notional amount of $75.0 million to fix the interest rate on the line of credit. We also had one interest rate swap with a notional amount of $70.0 million that was not effective until January 31, 2023 and was not designated as a hedge in a qualifying hedging relationship.

In September 2021, we paid $3.8 million to terminate our $50.0 million interest rate swap and our $70.0 million interest rate swap in connection with the pay down of our term loans (see Note 6 - Debt for additional details). We accelerated the reclassification of a $5.4 million loss from OCI into other income loss in Consolidated Statements of Operations as a result of the hedged transactions becoming probable not to occur.

The fair value of the derivative financial instruments as well as their classification on our Consolidated Balance Sheets as of December 31, 2022 and 2021 is detailed below.

| | | *(in thousands)* | |
| | | December 31, 2022 | December 31, 2021 |
	Balance Sheet Location	Fair Value	Fair Value
Total derivative instruments designated as hedging instruments - interest rate swaps	Accounts Payable and Accrued Expenses	$ —	$ 4,610
Total derivative instruments not designated as hedging instruments - interest rate swaps	Accounts Payable and Accrued Expenses	$ —	$ 1,097

The effect of the Company's derivative financial instruments on the consolidated statements of operations as of December 31, 2022, 2021, and 2020 is detailed below.

	(in thousands)						
	Gain (Loss) Recognized in OCI			Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Gain (Loss) Reclassified from Accumulated OCI into Net Income (Loss)		
	Year Ended December 31,				Year Ended December 31,		
	2022	2021	2020		2022	2021	2020
Total derivatives in cash flow hedging relationships - interest rate swaps	$ 1,581	$ 2,383	$ (11,068)	Interest expense	$ (799)	$ (9,087)	$ (2,770)

NOTE 8 • FAIR VALUE MEASUREMENTS

Cash and cash equivalents, restricted cash, accounts payable, and accrued expenses are carried at amounts that reasonably approximate their fair value due to their short-term nature. For variable rate line of credit debt and notes payable that re-prices frequently, fair values are based on carrying values.

In determining the fair value of other financial instruments, we apply Financial Accounting Standard Board ASC 820, *Fair Value Measurement and Disclosures*. Fair value hierarchy under ASC 820 distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (Levels 1 and 2) and the reporting entity's own assumptions about market participant assumptions (Level 3). Fair value estimates may differ from the amounts that may ultimately be realized upon sale or disposition of the assets and liabilities.

Fair Value Measurements on a Recurring Basis

| | | *(in thousands)* | | | |
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
December 31, 2022					
Assets					
Notes receivable	Other assets	$ 5,871	$ —	$ —	$ 5,871
December 31, 2021					
Assets					
Mortgages and notes receivable	Mortgages receivable	$ 49,484	$ —	$ —	$ 49,484
Liabilities					
Derivative instruments - interest rate swaps	Accounts payable and accrued expenses	$ 5,707	$ —	$ —	$ 5,707

The fair value of our interest rate swaps was determined using the market standard methodology of netting discounted expected variable cash payments and receipts. The variable cash payments and receipts are based on an expectation of future interest rates (a forward curve) derived from observable market interest rate curves. We consider both our own nonperformance risk and the counterparty's nonperformance risk in the fair value measurement (Level 3).

We utilize an income approach with Level 3 inputs based on expected future cash flows to value these instruments. The unobservable inputs include market transactions for similar instruments, management estimates of comparable interest rates (range of 3.75% to 10.75%), and instrument specific credit risk (range of 0.5% to 1.0%). Changes in fair value of these receivables from period to period are reported in interest and other income on our Consolidated Statements of Operations.

							Total Changes in Fair Value Included in Current
	Fair Value Measurement		Other Gains (Losses)		Interest Income		Period Earnings
Year ended December 31, 2022	$	5,871	$	16	$	669	$ 685
Year ended December 31, 2021	$	49,484	$	14	$	2,403	$ 2,417

(in thousands)

As of December 31, 2022 and 2021, we had investments totaling $1.6 million and $903,000, respectively, in real estate technology venture funds consisting of privately held entities that develop technology related to the real estate industry. These investments appear within other assets on our Consolidated Balance Sheets The investments are measured at net asset value ("NAV") as a practical expedient under ASC 820. As of December 31, 2022, we had unfunded commitments of $1.4 million.

Fair Value Measurements on a Nonrecurring Basis

There were no non-financial assets measured at fair value on a nonrecurring basis at December 31, 2022 and 2021.

Financial Assets and Liabilities Not Measured at Fair Value

The fair value of mortgages payable and unsecured senior notes is estimated based on the discounted cash flows of the loans using market research and management estimates of comparable interest rates (Level 3).

The estimated fair values of our financial instruments as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		December 31, 2021	
	Balance Sheet Location	Amount	Fair Value	Amount	Fair Value
FINANCIAL ASSETS					
Cash and cash equivalents	Cash and cash equivalents	$ 10,458	$ 10,458	$ 31,267	$ 31,267
Restricted cash	Restricted cash	1,433	1,433	7,358	7,358
FINANCIAL LIABILITIES					
Revolving lines of credit[(1)]	Revolving lines of credit	113,500	113,500	76,000	76,000
Term loans	Notes payable	100,000	100,000	—	—
Unsecured senior notes	Notes payable	300,000	238,446	300,000	308,302
Mortgages payable - Fannie Mae credit facility	Mortgages payable	198,850	161,297	198,850	198,850
Mortgages payable - other	Mortgages payable	299,427	274,029	284,934	284,546

(in thousands)

(1)   Excluding the effect of the interest rate swap agreement at December 31, 2021.

NOTE 9 • ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

We acquired $211.9 million and $499.8 million of new real estate during the years ended December 31, 2022 and 2021, respectively. Our acquisitions during the years ended December 31, 2022 and 2021 are detailed below.

Year Ended December 31, 2022

		(in thousands)							
			Form of Consideration			Investment Allocation			
Acquisitions	Date Acquired	Total Acquisition Cost(1)	Cash	Units(2)	Other(3)	Land	Building	Intangible Assets	Other(4)
191 homes - Martin Blu - Minneapolis, MN	January 4, 2022	$ 49,825	$ 3,031	$ 18,885	$ 27,909	$ 3,547	$ 45,212	$ 1,813	$ (747)
31 homes - Elements - Minneapolis, MN	January 4, 2022	9,066	1,290	1,748	6,028	941	7,853	335	(63)
45 homes - Zest - Minneapolis, MN	January 4, 2022	11,364	1,429	2,249	7,686	936	10,261	574	(407)
130 homes - Noko Apartments - Minneapolis, MN	January 26, 2022	46,619	3,343	—	43,276	1,915	42,754	1,950	—
215 homes - Lyra Apartments - Centennial, CO	September 30, 2022	95,000	95,000	—	—	6,473	86,149	2,378	—
Total Acquisitions		$ 211,874	$ 104,093	$ 22,882	$ 84,899	$ 13,812	$ 192,229	$ 7,050	$ (1,217)

(1) Excludes $573,000 in capitalized transaction cost.
(2) Fair value of operating partnership units issued on acquisition.
(3) Assumption of seller's debt upon closing for Martin Blu, Zest, and Elements. Mezzanine and construction loans, financed by Centerspace, exchanged as partial consideration for the acquisition of Noko Apartments.
(4) Debt discount on assumed mortgage.

Year Ended December 31, 2021

			Form of Consideration			Investment Allocation			
								(in thousands)	
		Total						**Intangible**	
	Date	**Acquisition**							
Acquisitions	**Acquired**	**Cost**[1]	**Cash**	**Units**[2]	**Other**[3]	**Land**	**Building**	**Assets**	**Other**[4]
256 homes - Union Pointe Apartment Homes - Longmont, CO	January 6, 2021	$ 76,900	$ 76,900	$ —	$ —	$ 5,727	$ 69,966	$ 1,207	$ —
120 homes - Bayberry Place - Minneapolis, MN	September 1, 2021	16,673	898	9,855	5,920	1,807	14,113	753	—
251 homes - Burgundy & Hillsboro Court - Minneapolis, MN	September 1, 2021	35,569	2,092	22,542	10,935	2,834	31,148	1,587	—
97 homes - Venue on Knox - Minneapolis, MN	September 1, 2021	18,896	500	11,375	7,021	3,438	14,743	715	—
120 homes - Gatewood - St. Cloud, MN	September 1, 2021	7,781	378	3,388	4,015	327	6,858	596	—
84 homes - Grove Ridge - Minneapolis, MN	September 1, 2021	12,060	121	8,579	3,360	1,250	10,271	539	—
119 homes - The Legacy - St. Cloud, MN	September 1, 2021	10,560	229	5,714	4,617	412	9,556	592	—
151 homes - New Hope Garden & Village - Minneapolis, MN	September 1, 2021	15,006	1,435	10,812	2,759	1,603	12,578	825	—
330 homes - Palisades - Minneapolis, MN	September 1, 2021	53,354	2,884	30,470	20,000	6,919	46,577	2,211	(2,353)
96 homes - Plymouth Pointe - Minneapolis, MN	September 1, 2021	14,450	370	9,061	5,019	1,042	12,809	599	—
93 homes - Pointe West - St. Cloud, MN	September 1, 2021	7,558	91	3,605	3,862	246	6,849	463	—
301 homes - River Pointe - Minneapolis MN	September 1, 2021	38,348	2,249	21,653	14,446	3,346	33,117	1,885	—
70 homes - Southdale Parc - Minneapolis, MN	September 1, 2021	9,670	165	7,907	1,598	1,569	7,740	361	—
62 homes - Portage - Minneapolis, MN	September 1, 2021	9,171	323	5,588	3,260	2,133	6,685	353	—
200 homes - Windsor Gates - Minneapolis, MN	September 1, 2021	22,231	1,122	12,080	9,029	2,140	18,943	1,148	—
136 homes - Wingate - Minneapolis, MN	September 1, 2021	15,784	723	10,246	4,815	1,480	13,530	774	—
178 homes - Woodhaven - Minneapolis, MN	September 1, 2021	25,009	1,682	15,200	8,127	3,940	20,080	989	—
288 homes - Woodland Pointe - Minneapolis, MN	September 1, 2021	47,796	437	29,438	17,921	5,367	40,422	2,007	—
176 homes - Civic Lofts - Denver, CO	December 21, 2021	63,000	63,000	—	—	6,166	55,204	1,630	—
Total Acquisitions		$ 499,816	$ 155,599	$ 217,513	$ 126,704	$ 51,746	$ 431,189	$ 19,234	$ (2,353)

(1)   Includes $36.1 million for additional fair value of Series E preferred units and excludes $9.1 million in capitalized transaction costs for the September 1, 2021 portfolio acquisition.
(2)   Fair value of Series E preferred units at the acquisition date.
(3)   Payoff of debt or assumption of seller's debt upon closing.
(4)   Debt discount on assumed mortgage.

DISPOSITIONS

We had no dispositions during the year ended December 31, 2022 compared to dispositions of $62.3 million during the year ended December 31, 2021. The dispositions for the years ended December 31, 2021 are detailed below.

Year Ended December 31, 2021

			(in thousands)		
	Date		**Book Value**		
Dispositions	**Disposed**	**Sales Price**	**and Sale Cost**	**Gain/(Loss)**	
Multifamily					
76 homes - Crystal Bay-Rochester, MN	May 25, 2021	$ 13,650	$ 10,255	$ 3,395	
40 homes - French Creek-Rochester, MN	May 25, 2021	6,700	4,474	2,226	
182 homes - Heritage Manor-Rochester, MN	May 25, 2021	14,125	4,892	9,233	
140 homes - Olympik Village-Rochester, MN	May 25, 2021	10,725	6,529	4,196	
151 homes - Winchester/Village Green-Rochester, MN	May 25, 2021	14,800	7,010	7,790	
		$ 60,000	$ 33,160	$ 26,840	
Other					
Minot IPS	October 18, 2021	$ 2,250	$ 1,573	$ 677	
Total Dispositions		$ 62,250	$ 34,733	$ 27,517	

NOTE 10 • SEGMENTS

We operate in a single reportable segment which includes the ownership, management, development, redevelopment, and acquisition of apartment communities. Each of our operating properties is considered a separate operating segment because each property earns revenues, incurs expenses, and has discrete financial information. Our chief operating decision-makers evaluate each property's operating results to make decisions about resources to be allocated and to assess performance. We do not group our operations based on geography, size, or type. Our apartment communities have similar long-term economic characteristics and provide similar products and services to our residents. No apartment community comprises more than 10% of consolidated revenues, profits, or assets. Accordingly, our apartment communities are aggregated into a single reportable segment. "All other" is composed of non-multifamily properties, non-multifamily components of mixed use properties, and properties disposed or designated as held for sale.

Our executive management team comprises our chief operating decision-makers. This team measures the performance of our reportable segment based on net operating income ("NOI"), which we define as total real estate revenues less property operating expenses, including real estate taxes. We believe that NOI is an important supplemental measure of operating performance for real estate because it provides a measure of operations that is unaffected by depreciation, amortization, financing, property management overhead, and general and administrative expense. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, or cash flow from operating activities as a measure of financial performance.

The following tables present NOI for the years ended December 31, 2022, 2021, and 2020 from our reportable segment and reconcile net operating income to net income as reported in the consolidated financial statements. Segment assets are also reconciled to total assets as reported in the consolidated financial statements.

	(in thousands)		
Year ended December 31, 2022	**Multifamily**	**All Other**	**Total**
Revenue	$ 252,950	$ 3,766	$ 256,716
Property operating expenses, including real estate taxes	107,431	1,206	108,637
Net operating income	$ 145,519	$ 2,560	$ 148,079
Property management expenses			(9,895)
Casualty loss			(1,591)
Depreciation and amortization			(105,257)
General and administrative expenses			(17,516)
Gain (loss) on sale of real estate and other investments			41
Interest expense			(32,750)
Interest and other income (loss)			1,248
Net income (loss)		$	(17,641)

Year ended December 31, 2021		Multifamily		All Other		Total
				(in thousands)		
Revenue	$	195,624	$	6,081	$	201,705
Property operating expenses, including real estate taxes		79,096		2,761		81,857
Net operating income	$	116,528	$	3,320	$	119,848
Property management expenses						(8,752)
Casualty loss						(344)
Depreciation and amortization						(92,165)
General and administrative expenses						(16,213)
Gain (loss) on sale of real estate and other investments						27,518
Interest expense						(29,078)
Interest and other income						(2,915)
Net income (loss)					$	(2,101)

Year ended December 31, 2020		Multifamily		All Other		Total
				(in thousands)		
Revenue	$	164,126	$	13,868	$	177,994
Property operating expenses, including real estate taxes		66,356		6,802		73,158
Net operating income	$	97,770	$	7,066	$	104,836
Property management expenses						(5,801)
Casualty loss						(1,662)
Depreciation and amortization						(75,593)
General and administrative expenses						(13,440)
Gain (loss) on sale of real estate and other investments						25,503
Interest expense						(27,525)
Interest and other income						(1,575)
Net income (loss)					$	4,743

Segment Assets and Accumulated Depreciation

As of December 31, 2022		Multifamily		All Other		Total
				(in thousands)		
Segment assets						
Property owned	$	2,507,448	$	26,676	$	2,534,124
Less accumulated depreciation		(527,199)		(8,202)		(535,401)
Total property owned	$	1,980,249	$	18,474	$	1,998,723
Cash and cash equivalents						10,458
Restricted cash						1,433
Other assets						22,687
Total Assets					$	2,033,301

As of December 31, 2021		Multifamily		All Other		Total
				(in thousands)		
Segment assets						
Property owned	$	2,244,250	$	26,920	$	2,271,170
Less accumulated depreciation		(436,004)		(7,588)		(443,592)
Total property owned	$	1,808,246	$	19,332	$	1,827,578
Cash and cash equivalents						31,267
Restricted cash						7,358
Other assets						30,582
Mortgage loans receivable						43,276
Total Assets					$	1,940,061

NOTE 11 • RETIREMENT PLANS

We sponsor a defined contribution 401(k) plan to provide retirement benefits for employees that meet minimum employment criteria. We currently match, dollar for dollar, employee contributions to the 401(k) plan in an amount equal to up to 5.0% of the eligible wages of each participating employee. Matching contributions are fully vested when made. We recognized expense of approximately $1.3 million, $1.0 million, and $875,000 in the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 12 • COMMITMENTS AND CONTINGENCIES

Legal Proceedings. We are currently the named defendant in a lawsuit where the owner of a neighboring property claims a retaining wall at one of our properties is causing water damage to the neighboring property. The claim is for damage to the property and monetary losses. We cannot, with any level of certainty, predict the outcome of the lawsuit or provide an estimate for any potential settlement. We are involved in various lawsuits arising in the normal course of business and believe that such matters will not have a material adverse effect on our consolidated financial statements.

Environmental Matters. It is generally our policy to obtain a Phase I environmental assessment of each property that we seek to acquire. Such assessments have not revealed, nor are we aware of, any environmental liabilities that we believe would have a material adverse effect on our financial position or results of operations. We own properties that contain or potentially contain (based on the age of the property) asbestos, lead, or underground storage tanks. For certain of these properties, we estimated the fair value of the conditional asset retirement obligation and chose not to book a liability because the amounts involved were immaterial. With respect to certain other properties, we have not recorded any related asset retirement obligation as the fair value of the liability cannot be reasonably estimated due to insufficient information. We believe we do not have sufficient information to estimate the fair value of the asset retirement obligations for these properties because a settlement date or range of potential settlement dates has not been specified by others. These properties are expected to be maintained by repairs and maintenance activities that would not involve the removal of the asbestos, lead and/or underground storage tanks.

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, certain hazardous or toxic substances in, on, around, or under the property. While the Company currently has no knowledge of any material violation of environmental laws, ordinances, or regulations at any of the properties, there can be no assurance that areas of contamination will not be identified at any of its properties or that changes in environmental laws, regulations, or cleanup requirements would not result in material costs.

Insurance. We carry insurance coverage on our properties in amounts and types that we believe are customarily obtained by owners of similar properties and are sufficient to achieve our risk management objectives.

Restrictions on Taxable Dispositions. Thirty-seven of our apartment communities, consisting of approximately 6,758 homes, are subject to restrictions on taxable dispositions under agreements entered into with some of the sellers or contributors of the properties and are effective for varying periods. We do not believe that the agreements materially affect the conduct of our business or our decisions whether to dispose of restricted properties during the restriction period because we generally hold these and our other properties for investment purposes rather than for sale. Where we deem it to be in our shareholders' best interests to dispose of such properties, we generally seek to structure sales of such properties as tax deferred transactions under Section 1031 of the Code. Otherwise, we may be required to provide tax indemnification payments to the parties to these agreements.

Redemption Value of Units. Pursuant to a Unitholder's exercise of its Exchange Rights, we have the right, in our sole discretion, to acquire such Units by either making a cash payment or acquiring the Units for our common shares, on a one-for-one basis. All Units receive the same per Unit cash distributions as the per share dividends paid on common shares. Units are redeemable for an amount of cash per Unit equal to the average of the daily market price of our common shares for the ten consecutive trading days immediately preceding the date of valuation of the Unit. As of December 31, 2022 and 2021, the aggregate redemption value of the then-outstanding Units owned by limited partners, as determined by the ten-day average market price for our common shares, was approximately $58.0 million and $90.9 million, respectively.

Unfunded Commitments. Centerspace has unfunded commitments of $1.4 million in two real estate technology venture funds. Refer to Note 8 - Fair Value Measurements for additional information regarding these investments.

NOTE 13 • SHARE-BASED COMPENSATION

Share-based awards are provided to officers, non-officer employees, and trustees under our 2015 Incentive Plan approved by shareholders on September 15, 2015, as amended and restated on May 18, 2021 which allows for awards in the form of cash, unrestricted, and restricted common shares, stock options, stock appreciation rights, and restricted stock units ("RSUs") up to an aggregate of 775,000 shares over the ten-year period in which the plan will be in effect. Under our 2015 Incentive Plan, officers and non-officer employees may earn share awards under a long-term incentive plan ("LTIP"), which is a forward-looking program that measures long-term performance over the stated performance period. These awards are payable to the extent deemed earned in shares. The terms of the long-term incentive awards granted under the program may vary from year to year. Through December 31, 2022, awards under the 2015 Incentive Plan consisted of restricted and unrestricted common shares, RSUs, and stock options. We account for forfeitures of restricted and unrestricted common shares, RSUs, and stock options when they occur instead of estimating the forfeitures.

Year Ended December 31, 2022 LTIP Awards

Awards granted to employees on January 1, 2022, consist of an aggregate of 5,849 time-based RSU awards, 13,407 performance based RSUs based on total shareholder return ("TSR"), and 30,002 stock options. The time-based RSUs vest as to one-third of the shares on each of January 1, 2023, January 1, 2024, and January 1, 2025. The stock options vest as to 25% on each of January 1, 2023, January 1, 2024, January 1, 2025, and January 1, 2026 and expire 10 years after grant date. The fair value of stock options was $17.094 per share and was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2022
Exercise price	$ 110.90
Risk-free rate	1.44 %
Expected term	6.25 years
Expected volatility	21.2 %
Dividend yield	2.597 %

The TSR performance RSUs are earned based on the Company's TSR as compared to the FTSE Nareit Apartment Index over a forward looking three-year period. The maximum number of RSUs eligible to be earned is 26,814 RSUs, which is 200% of the RSUs granted. Earned awards (if any) will fully vest as of the last day of the measurement period. These awards have market conditions in addition to service conditions that must be met for the awards to vest. Compensation expense is recognized ratably based on the grant date fair value, as determined using the Monte Carlo valuation model, regardless of whether the market conditions are achieved and the awards ultimately vest. Therefore, previously recorded compensation expense is not adjusted in the event that the market conditions are not achieved. The Company based the expected volatility on a weighted average of the historical volatility of the Company's daily closing share price and a select peer average volatility, the risk-free interest rate on the interest rates on U.S. treasury bonds with a maturity equal to the remaining performance period of the award, and the expected term on the performance period of the award. The assumptions used to value the TSR performance RSUs were an expected volatility of 22.40%, a risk-free interest rate of 0.97%, and an expected life of 3 years. The share price at the grant date, January 1, 2022, was $110.90 per share.

Awards granted to employees on February 1, 2022, consist of an aggregate of 1,295 time-based RSU awards which vest as to one-third of the RSUs on each of February 1, 2023, February 1, 2024, and February 1, 2025.

Awards granted to trustees on May 17, 2022 consisted of 6,563 RSUs with a one-year vesting period. All of these awards are classified as equity awards. We recognize compensation expense associated with the time-based awards ratably over the requisite service period. The fair value of share awards at grant date for non-employee trustees was approximately $618,000, $425,000, and $533,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

Share-Based Compensation Expense

Total share-based compensation expense recognized in the consolidated financial statements for the years ended December 31, 2022, 2021, and 2020, for all share-based awards was as follows:

	(in thousands)		
	Year Ended December 31,		
	2022	2021	2020
Share based compensation expense	$ 2,615	$ 2,689	$ 2,106

Restricted Stock Units

During the year ended December 31, 2022, we issued 8,203 time-based RSUs to employees and 7,156 to trustees. The RSUs to employees generally vest over a three-year period and the RSUs to trustees generally vest over a one-year period. The fair value of the time-based RSUs granted during the year ended December 31, 2022 was $1.5 million. The total compensation cost related to non-vested time-based RSUs not yet recognized is $646,000, which we expect to recognize over a weighted average period of 1.3 years.

The unamortized value of RSUs with market conditions as of December 31, 2022, 2021, and 2020, was approximately $1.7 million, $1.1 million, and $487,000, respectively.

The activity for the years ended December 31, 2022, 2021, and 2020, related to our RSUs was as follows:

	RSUs with Service Conditions		RSUs with Market Conditions	
	Shares	Wtd Avg Grant-Date Fair Value	Shares	Wtd Avg Grant-Date Fair Value
Unvested at December 31, 2019	22,346 $	58.41	37,822 $	68.62
Granted	17,981	68.25	—	—
Vested	(14,991)	59.10	(13,357)	74.68
Change in awards[1]	—	—	4,436	—
Forfeited	(508)	62.99	(1,907)	63.92
Unvested at December 31, 2020	24,828 $	65.03	26,994 $	67.87
Granted	13,693	71.54	19,224	87.04
Vested	(17,065)	63.42	(35,920)	65.34
Change in awards[1]	—	—	8,926	—
Forfeited	(482)	70.44	—	—
Unvested at December 31, 2021	20,974 $	69.97	19,224 $	87.04
Granted	15,359	96.29	13,559	131.05
Vested	(13,357)	69.24	—	—
Forfeited	(1,562)	76.49	(2,741)	87.04
Unvested at December 31, 2022	21,414 $	88.83	30,042 $	106.90

(1) Represents the change in the number of restricted stock units earned at the end of the measurement period.

Stock Options

During the year ended December 31, 2022, we issued 30,245 stock options to employees. The stock options vest over a four-year period. The weighted average grant date fair value of the stock options granted during the year ended December 31, 2022 was $17.02 per share. The total compensation costs related to non-vested stock options not yet recognized is $363,000, which we expect to recognize over a weighted average period of 2.53 years.

The stock option activity for the years ended December 31, 2022, 2021, and 2020 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2019	—	—
Granted	141,000 $	66.36
Exercised	—	—
Forfeited	(1,952)	66.36
Outstanding at December 31, 2020	139,048 $	66.36
Exercisable at December 31, 2020	—	—
Granted	43,629	70.64
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2021	182,677 $	67.38
Exercisable at December 31, 2021	34,758	66.36
Granted	30,245	110.67
Exercised	—	—
Forfeited	(16,299)	67.59
Outstanding at December 31, 2022	196,623 $	74.02
Exercisable at December 31, 2022	80,421 $	66.94

The intrinsic value of a stock option represents the amount by which the current price of the underlying stock exceeds the exercise price of the option. As of December 31, 2022, stock options outstanding had no aggregate intrinsic value with a weighted average remaining contractual term of 6.74 years.

NOTE 14 • SUBSEQUENT EVENTS

Subsequent to December 31, 2022, we entered into definitive purchase and sale agreements for nine communities and believe they will close in the first quarter.The closing of pending transactions is subject to certain conditions and restrictions; therefore, there can be no assurance that the transactions will be consummated or that the final terms will not differ in material respects.

CENTERSPACE AND SUBSIDIARIES

December 31, 2022

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross Amount at Which Carried at Close of Period					
Description	Encumbrances[1]	Land	Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on Which Depreciation in Latest Income Statement is Computed
Same-Store										
71 France - Edina, MN	$ 50,933	$ 4,721	$ 61,762	$ 781	$ 4,801	$ 62,463	$ 67,264	$ (19,278)	2016	30-37 years
Alps Park Apartments - Rapid City, SD	—	287	5,551	731	336	6,233	6,569	(2,053)	2013	30-37 years
Arcata Apartments - Golden Valley, MN	—	2,088	31,036	576	2,128	31,572	33,700	(10,664)	2015	30-37 years
Ashland Apartment Homes - Grand Forks, ND	—	741	7,569	402	823	7,889	8,712	(2,981)	2012	30-37 years
Avalon Cove Townhomes - Rochester, MN	—	1,616	34,074	1,880	1,808	35,762	37,570	(8,751)	2016	30-37 years
Boulder Court Apartment Homes - Eagan, MN	—	1,067	5,498	3,179	1,576	8,168	9,744	(4,980)	2003	30-37 years
Canyon Lake Apartments - Rapid City, SD	—	305	3,958	2,471	420	6,314	6,734	(3,645)	2001	30-37 years
Cardinal Point Apartments - Grand Forks, ND	—	1,600	33,400	540	1,727	33,813	35,540	(5,318)	2013	30-37 years
Cascade Shores Townhomes + Flats - Rochester, MN	45,100	6,588	67,072	9,623	6,776	76,507	83,283	(19,922)	2015-2016	30-37 years
Castlerock Apartment Homes - Billings, MT	—	736	4,864	2,441	1,045	6,996	8,041	(4,917)	1998	30-37 years
Chateau Apartment Homes - Minot, ND	—	301	20,058	1,256	326	21,289	21,615	(7,659)	2013	30-37 years
Cimarron Hills Apartments - Omaha, NE	8,700	706	9,588	5,256	1,639	13,911	15,550	(8,665)	2001	30-37 years
Commons and Landing at Southgate - Minot, ND	—	5,945	47,512	2,793	6,424	49,826	56,250	(17,451)	2015	30-37 years
Connelly on Eleven - Burnsville, MN	—	2,401	11,515	17,012	3,206	27,722	30,928	(16,356)	2003	30-37 years
Cottonwood Apartment Homes - Bismarck, ND	—	1,056	17,372	6,308	1,962	22,774	24,736	(13,762)	1997	30-37 years
Country Meadows Apartment Homes - Billings, MT	—	491	7,809	1,742	599	9,443	10,042	(6,184)	1995	30-37 years
Cypress Court Apartments - St. Cloud, MN	11,023	1,583	18,879	666	1,625	19,503	21,128	(6,593)	2012	30-37 years
Deer Ridge Apartment Homes - Jamestown, ND	—	711	24,129	459	785	24,514	25,299	(8,119)	2013	30-37 years
Donovan Apartment Homes - Lincoln, NE	—	1,515	15,730	6,822	1,817	22,250	24,067	(7,838)	2012	30-37 years
Dylan at RiNo - Denver, CO	—	12,155	77,215	1,208	12,241	78,337	90,578	(13,596)	2018	30 years
Evergreen Apartment Homes - Isanti, MN	—	1,129	5,524	713	1,159	6,207	7,366	(2,550)	2008	30-37 years
FreightYard Townhomes & Flats - Minneapolis, MN	—	1,889	23,616	1,372	1,895	24,982	26,877	(3,031)	2019	30 years
Gardens Apartments - Grand Forks, ND	—	518	8,702	160	535	8,845	9,380	(2,441)	2015	30-37 years
Grand Gateway Apartment Homes - St. Cloud, MN	—	814	7,086	2,388	970	9,318	10,288	(4,316)	2012	30-37 years
Greenfield - Omaha, NE	—	578	4,122	3,241	876	7,065	7,941	(3,324)	2007	30-37 years
Homestead Garden Apartments - Rapid City, SD	—	655	14,139	1,547	792	15,549	16,341	(4,560)	2015	30-37 years
Ironwood - New Hope, MN	—	2,165	36,874	540	2,167	37,412	39,579	(3,966)	2020	30 years
Lakeside Village Apartment Homes - Lincoln, NE	—	1,215	15,837	5,069	1,476	20,645	22,121	(7,156)	2012	30-37 years
Legacy Apartments - Grand Forks, ND	—	1,362	21,727	11,036	2,474	31,651	34,125	(20,814)	1995-2005	30-37 years
Legacy Heights Apartment Homes - Bismarck, ND	—	1,207	13,742	399	1,142	14,206	15,348	(3,592)	2015	30-37 years
Lugano at Cherry Creek - Denver, CO	—	7,679	87,766	3,577	7,679	91,343	99,022	(11,223)	2019	30 years
Meadows Apartments - Jamestown, ND	—	590	4,519	2,103	730	6,482	7,212	(4,287)	1998	30-37 years
Monticello Crossings - Monticello, MN	—	1,734	30,136	631	1,951	30,550	32,501	(7,538)	2017	30-37 years
Monticello Village - Monticello, MN	—	490	3,756	1,263	655	4,854	5,509	(2,865)	2004	30-37 years
Northridge Apartments - Bismarck, ND	—	884	7,515	266	1,048	7,617	8,665	(2,182)	2015	30-37 years
Olympic Village Apartments - Billings, MT	—	1,164	10,441	4,464	1,885	14,184	16,069	(9,160)	2000	30-37 years
Oxbo Urban Rentals - St Paul, MN	—	5,809	51,586	565	5,822	52,138	57,960	(10,412)	2018	30 years
Park Meadows Apartment Homes - Waite Park, MN	—	1,143	9,099	10,149	2,140	18,251	20,391	(13,904)	1997	30-37 years
Park Place Apartments - Plymouth, MN	—	10,609	80,781	19,032	10,819	99,603	110,422	(21,002)	2018	30 years
Parkhouse Apartment Homes - Thornton, CO	—	10,474	132,105	1,583	10,484	133,678	144,162	(12,245)	2020	30 years

CENTERSPACE AND SUBSIDIARIES
December 31, 2022

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION (in thousands)

Description	Encumbrances[1]	Initial Cost to Company — Land	Initial Cost to Company — Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period — Land	Gross Amount at Which Carried at Close of Period — Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on Which Depreciation in Latest Income Statement is Computed
Plaza Apartments - Minot, ND	—	867	12,784	3,160	1,011	15,800	16,811	(6,823)	2009	30-37 years
Pointe West Apartments - Rapid City, SD	—	240	3,538	2,299	463	5,614	6,077	(4,303)	1994	30-37 years
Ponds at Heritage Place - Sartell, MN	—	395	4,564	566	419	5,106	5,525	(1,993)	2012	30-37 years
Prosper West - Waite Park, MN	16,425	939	10,167	17,243	1,912	26,437	28,349	(14,646)	1995	30-37 years
Quarry Ridge Apartments - Rochester, MN	22,733	2,254	30,024	8,777	2,412	38,643	41,055	(14,145)	2006	30-37 years
Red 20 Apartments - Minneapolis, MN	20,256	1,900	24,116	758	1,908	24,866	26,774	(8,313)	2015	30-37 years
Regency Park Estates - St. Cloud, MN	6,923	702	10,198	8,040	1,179	17,761	18,940	(6,476)	2011	30-37 years
Rimrock West Apartments - Billings, MT	—	330	3,489	2,102	568	5,353	5,921	(3,623)	1999	30-37 years
River Ridge Apartment Homes - Bismarck, ND	—	576	24,670	1,214	922	25,538	26,460	(9,992)	2008	30-37 years
Rocky Meadows Apartments - Billings, MT	—	656	5,726	1,732	840	7,274	8,114	(5,084)	1995	30-37 years
Rum River Apartments - Isanti, MN	—	843	4,823	542	870	5,338	6,208	(2,591)	2007	30-37 years
Silver Springs Apartment Homes - Rapid City, SD	—	215	3,007	1,116	273	4,065	4,338	(1,319)	2015	30-37 years
South Pointe Apartment Homes - Minot, ND	—	550	9,548	6,374	1,489	14,983	16,472	(11,368)	1995	30-37 years
SouthFork Townhomes + Flats - Lakeville, MN	21,675	3,502	40,153	11,146	3,583	51,218	54,801	(9,354)	2019	30 years
Southpoint Apartments - Grand Forks, ND	—	576	9,893	444	663	10,250	10,913	(3,098)	2013	30-37 years
Sunset Trail Apartment Homes - Rochester, MN	—	336	12,814	3,621	826	15,945	16,771	(10,109)	1999	30-37 years
Thomasbrook Apartment - Lincoln, NE	13,100	600	10,306	6,391	1,710	15,587	17,297	(9,677)	1999	30-37 years
Westend - Denver, CO	—	25,525	102,180	1,270	25,532	103,443	128,975	(17,153)	2018	30 years
Whispering Ridge - Omaha, NE	18,691	2,139	25,424	5,780	2,551	30,792	33,343	(10,636)	2012	30-37 years
Woodridge on Second - Rochester, MN	—	370	6,028	6,373	761	12,010	12,771	(7,328)	1997	30-37 years
Total Same-Store	$ 235,559	$ 142,236	$ 1,427,116	$ 225,192	$ 158,655	$ 1,635,889	$ 1,794,544	$ (497,331)		
Non-Same-Store										
Bayberry Place - Eagan, MN	11,048	1,807	14,113	801	1,865	14,856	16,721	(736)	2021	30 years
Burgundy & Hillsboro - New Hope, MN	23,570	2,834	31,149	1,816	2,913	32,886	35,799	(1,686)	2021	30 years
Civic Lofts - Denver, CO	—	6,166	55,182	172	6,171	55,349	61,520	(2,318)	2021	30 years
Elements of Linden Hills - Minneapolis, MN	5,969	941	7,853	178	949	8,023	8,972	(332)	2022	30 years
Gatewood - Waite Park, MN	5,156	327	6,858	808	342	7,651	7,993	(428)	2021	30 years
Grove Ridge - Cottage Grove, MN	7,992	1,250	10,271	551	1,293	10,779	12,072	(546)	2021	30 years
Legacy Waite Park - Waite Park, MN	6,923	412	9,556	1,008	426	10,550	10,976	(580)	2021	30 years
Lyra Apartments - Centennial, CO	—	6,473	86,149	163	6,481	86,304	92,785	(1,123)	2022	30 years
Martin Blu - Eden Prairie, MN	27,939	3,547	45,212	323	3,560	45,522	49,082	(1,854)	2022	30 years
New Hope Garden & Village - New Hope, MN	9,943	1,603	12,578	1,032	1,651	13,562	15,213	(742)	2021	30 years
Noko Apartments - Minneapolis, MN	—	1,915	42,636	98	1,918	42,731	44,649	(1,690)	2022	30 years
Palisades - Roseville, MN	22,048	6,919	46,577	1,010	6,959	47,547	54,506	(2,360)	2021	30 years
Plymouth Pointe - Plymouth, MN	9,575	1,042	12,810	801	1,073	13,580	14,653	(723)	2021	30 years
Pointe West - St. Cloud, MN	5,008	246	6,850	765	260	7,601	7,861	(422)	2021	30 years
Portage - Minneapolis, MN	5,991	2,133	6,685	535	2,226	7,127	9,353	(348)	2021	30 years
River Pointe - Fridley, MN	25,412	3,346	33,118	2,144	3,426	35,182	38,608	(1,764)	2021	30 years
Southdale Parc - Richfield, MN	5,301	1,569	7,740	466	1,618	8,157	9,775	(401)	2021	30 years
Union Pointe - Longmont, CO	—	5,727	69,966	624	5,736	70,581	76,317	(5,495)	2021	30 years
Venue on Knox - Minneapolis, MN	11,660	3,438	14,743	2,514	3,530	17,165	20,695	(815)	2021	30 years

CENTERSPACE AND SUBSIDIARIES

December 31, 2022

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

Description	Encumbrances[1]	Initial Cost to Company Land	Initial Cost to Company Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period Land	Gross Amount at Which Carried at Close of Period Buildings & Improvements	Gross Amount at Which Carried at Close of Period Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on Which Depreciation in Latest Income Statement is Computed
Windsor Gates - Brooklyn Park, MN	14,731	2,140	18,943	1,850	2,204	20,729	22,933	(1,065)	2021	30 years
Wingate - New Hope, MN	10,459	1,480	13,530	1,018	1,526	14,502	16,028	(766)	2021	30 years
Woodhaven - Minneapolis, MN	14,408	3,940	20,080	1,223	4,040	21,203	25,243	(1,036)	2021	30 years
Woodland Pointe - Woodbury, MN	31,675	5,367	40,422	3,932	5,449	44,272	49,721	(2,217)	2021	30 years
Zest - Minneapolis, MN	7,910	936	10,209	284	946	10,483	11,429	(421)	2022	30 years
Total Non-Same-Store	$ 262,718	$ 65,558	$ 623,230	24,116	$ 66,562	646,342	712,904	(29,868)		
Total Multifamily	$ 498,277	$ 207,794	$ 2,050,346	249,308	$ 225,217	2,282,231	2,507,448	(527,199)		
Other - Mixed Use										
71 France - Edina, MN[2]	—	$ —	$ 5,879	518	$ —	6,397	6,397	(1,457)	2016	30-37 years
Civic Lofts - Denver, CO	—	—	—	—	—	—	—	—	2021	30 years
Lugano at Cherry Creek - Denver, CO	—	—	1,600	738	—	2,338	2,338	(234)	2019	30 years
Noko Apartments - Minneapolis, MN	—	—	118	—	—	118	118	(8)	2022	30 years
Oxbo Urban Rentals- St Paul, MN	—	—	3,472	54	—	3,526	3,526	(620)	2015	30 years
Plaza Apartments - Minot, ND	—	389	5,444	3,467	607	8,693	9,300	(4,683)	2009	30-37 years
Red 20 Apartments - Minneapolis, MN[2]	—	—	2,525	434	—	2,959	2,959	(892)	2015	30-37 years
Zest - Minneapolis, MN[2]	—	—	52	1	—	53	53	(10)	2022	30 years
Total Other - Mixed Use	—	$ 389	19,090	5,212	607	24,084	24,691	(7,904)		
Other - Commercial										
3100 10th St SW - Minot, ND	—	$ 246	1,866	(127)	246	1,739	1,985	(298)	2019	30 years
Total Other - Commercial	—	$ 246	1,866	(127)	246	1,739	1,985	(298)		
Total	$ 498,277	$ 208,429	2,071,302	254,393	$ 226,070	2,308,054	2,534,124	(535,401)		

(1) Amounts in this column are the mortgages payable balance as of December 31, 2022. These amounts do not include amounts owing under the Company's multi-bank line of credit, term loan, or unsecured senior notes.

(2) Encumbrances are listed with the multifamily property description.

CENTERSPACE AND SUBSIDIARIES
December 31, 2022

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION (*in thousands*)

Reconciliations of the carrying value of total property owned for the years ended December 31, 2022, 2021, and 2020 are as follows:

		(in thousands)	
		Year Ended December 31,	
	2022	2021	2020
Balance at beginning of year	$ 2,271,170	$ 1,812,557	$ 1,643,077
Additions during year			
Multifamily and Other	206,623	491,648	181,771
Improvements and Other	57,203	34,427	27,460
	2,534,996	2,338,632	1,852,308
Deductions during year			
Cost of real estate sold	—	(57,698)	(38,111)
Other [1]	(872)	(9,764)	(1,640)
Balance at close of year	$ 2,534,124	$ 2,271,170	$ 1,812,557

Reconciliations of accumulated depreciation/amortization for the years ended December 31, 2022, 2021, and 2020 are as follows:

		(in thousands)	
		Year Ended December 31,	
	2022	2021	2020
Balance at beginning of year	$ 443,592	$ 399,249	$ 349,122
Additions during year			
Provisions for depreciation	92,056	78,268	72,051
Deductions during year			
Accumulated depreciation on real estate sold or classified as held for sale	—	(24,161)	(21,440)
Other [1]	(247)	(9,764)	(484)
Balance at close of year	$ 535,401	$ 443,592	$ 399,249
Total real estate investments, excluding mortgage notes receivable [2]	$ 1,998,723	$ 1,827,578	$ 1,413,308

(1) Consists of the write off of fully depreciated assets and accumulated amortization and miscellaneous disposed assets.

(2) The estimated net basis, including held for sale properties, for Federal Income Tax purposes was $1.5 billion and $1.8 billion at December 31, 2022 and December 31, 2021, respectively.

CORPORATE INFORMATION

EXECUTIVE LEADERSHIP

Anne Olson
President & Chief Executive Officer

Bhairav Patel
Executive Vice President & Chief Financial Officer

BOARD OF TRUSTEES

ANNUAL MEETING

The Annual Meeting of Shareholders for the Company will be held virtually at 9:00 a.m. CDT on Tuesday, May 16, 2023.

INVESTOR RELATIONS CONTACT

Joe McComish
T: (701) 837-7104
E: ir@centerspacehomes.com

CORPORATE HEADQUARTERS

3100 10th St. SW
P.O. Box 1988
Minot, North Dakota 58702 - 1988
T: (701) 837-4738
E: info@centerspacehomes.com
www.centerspacehomes.com

TRANSFER AGENT

American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
https://www.astfinancial.com/
(888) 200-3167

FINANCIAL INFORMATION

The Company's Annual Report on Form 10-K for the year ended December 31, 2022 forms part of the Annual Report. Additional copies of the Form 10-K are available free of charge upon written request to the Company at 3100 10th St. SW, PO Box 1988, Minot, ND 58702-1988.

The Form 10-K is also posted on the Company's website at www.centerspacehomes.com or may be obtained from the SEC's website at www.sec.gov.

INDEPENDENT ACCOUNTING FIRM

Grant Thornton LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Taft Stettinius & Hollister LLP

STOCK EXCHANGE LISTING

Our common shares of beneficial interest trade on the New York Stock Exchange (NYSE) under the symbol CSR, and our 6.625% Preferred C Shares trade under the symbol CSR-PC.



CORPORATE HEADQUARTERS
3100 10th St. SW, PO Box 1988
Minot, ND 58702-1988
T: (701) 837-4738
E: info@centerspacehomes.com
www.centerspacehomes.com

INVESTOR RELATIONS CONTACT
Joe McComish
T: (701) 837-7104
E: ir@centerspacehomes.com

ANNUAL MEETING
Tuesday, May 16, 2023
9:00 a.m. CDT
Virtual

www.virtualshareholdermeeting.com/CSR2023